As filed with the Securities and Exchange Commission on October 15, 2021.

Registration No. 333-259884

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ensemble Health Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8741	87-1108557
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11511 Reed Hartman Highway

Cincinnati, Ohio 45241

(704) 765-3715

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Judson Ivy

Chief Executive Officer

Ensemble Health Partners, Inc.

11511 Reed Hartman Highway

Cincinnati, Ohio 45241

(704) 765-3715

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Holden Eric Issadore Ropes & Gray LLP 3 Embarcadero Center San Francisco, California 94111 (415) 315-2355	Michael Benjamin Shagufa Hossain Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and” emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	$100,000,000	$10,910.00(3)

(1)	Includes shares of Class A common stock that may be sold if the underwriters’ option to purchase additional shares is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 15, 2021

PRELIMINARY PROSPECTUS

             SHARES

ENSEMBLE HEALTH PARTNERS, INC.

CLASS A COMMON STOCK

$                per share

This is an initial public offering of shares of Class A common stock of Ensemble Health Partners, Inc. We are selling              shares of our Class A common stock. We currently expect the initial public offering price to be between $             and $            per share.

Prior to this offering, there has been no public market for shares of our Class A common stock. We have applied for listing of our common stock on the Nasdaq Global Select Market (the “Exchange”) under the symbol “ENSB.”

We will use a portion of the net proceeds that we receive from this offering to directly or indirectly purchase newly issued common units, which we refer to as “LLC Units,” in Ensemble Health Partners Holdings, LLC. We refer to the holders of LLC Units following the closing of this offering (other than the Company and our subsidiaries) as “Continuing LLC Owners.” We will use the remaining net proceeds that we receive from this offering to directly or indirectly purchase             issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or             LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. We refer to those of our pre-initial public offering (“pre-IPO”) investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions (as defined herein) and who do not hold LLC Units as the “Continuing Corporate Owner,” and together with the Continuing LLC Owners, as “Continuing Owners.”

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which is entitled to one vote per share. The Continuing LLC Owners will own all of our shares of Class B common stock, on a one-to-one basis with the number of LLC Units they own. Each LLC Unit will be exchangeable for (1) one share of Class A common stock or, at our option, cash (based on the market price of our Class A Common stock), and we will cancel a share of Class B common stock held by the exchanging member in connection therewith and (2) payments of additional amounts pursuant to a tax receivable agreement. Immediately following this offering, the holders of shares of our Class A common stock issued in this offering collectively will hold     % of the economic interests in us and     % of the voting power in us, the Continuing Corporate Owner, through their ownership of shares of Class A common stock, collectively will hold     % of the economic interests in us and     % of the voting power in us, and the Continuing LLC Owners, through their ownership of shares of Class A common stock and all of the outstanding Class B common stock, collectively will hold the remaining     % of the economic interest in us and the remaining     % of the voting power in us. We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will be the LLC Units we directly and indirectly hold, representing an aggregate     % economic interest in Ensemble Health Partners Holdings, LLC. The Continuing LLC Owners through their ownership of LLC Units will own the remaining     % economic interest in Ensemble Health Partners Holdings, LLC.

After the completion of this offering, Golden Gate Capital and Bon Secours Mercy Health Innovations LLC (“Innovations”, and together with Golden Gate Capital, our “Sponsors”) will continue to have significant influence over us, including control over decisions that require the approval of stockholders. After the completion of this offering, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the Exchange. See “Risk factors - Risks related to this offering and ownership shares of our common stock”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A common stock involves risk. See “Risk factors” beginning on page 25.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                shares of our Class A common stock, we have granted the underwriters the option to purchase up to              additional shares of our Class A common stock at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to our investors on or about     ,                .

Goldman Sachs & Co. LLC	BofA Securities	Deutsche Bank Securities	Guggenheim Securities

Credit Suisse	Evercore ISI	Wells Fargo Securities	SVB Leerink

Baird	William Blair
Academy Securities	Loop Capital Markets

Prospectus dated                     , 2021

Through and including                 ,                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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Industry and market data

Within this prospectus, we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information, and industry publications and surveys. In some cases, the information has been developed by us for purposes of this offering based on our existing data and is believed by us to have been prepared in a reasonable manner. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because it cannot always be verified due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Throughout this prospectus, all references to Client NPR refer to our clients’ net patient revenue, an operational measure widely used by healthcare providers to report net revenue earned from the provision of services to patients from sources such as Medicare, Medicaid, commercial insurance and private pay. Furthermore, Client NPR under management represents, as of a specific date, the aggregate annual Client NPR that we are contracted to collect on behalf of our end-to-end clients. Client NPR and Client NPR under management are not measures of revenue earned by or otherwise payable to us, and do not otherwise measure our own financial performance.

Trademarks, trade names and service marks

We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business, including “EIQ,” “Ensemble Health Partners,” “Results Start Here,” and various other marks. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are listed without the ®, SM and TM symbols, but we will assert our rights to our trademarks, trade names and service marks to the fullest extent under applicable law.

Basis for presentation

Pursuant to a Securities Purchase Agreement, dated May 29, 2019, on August 1, 2019, funds advised by Golden Gate Capital obtained a majority interest in Ensemble Health Partners Holdings, LLC (the “Golden Gate Capital Acquisition”). Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “Ensemble” (i) for the period from January 1, 2019 to July 31, 2019 (the “2019 Predecessor period”), refer to Ensemble RCM, LLC, (ii) for the periods from August 1, 2019 to December 31, 2019 (the “2019 Successor period”) and from January 1, 2020 prior to giving effect to the Reorganization Transactions described under “The reorganization transactions,” refer to Ensemble Health Partners Holdings, LLC and its subsidiaries, and (iii) after giving effect to the Reorganization Transactions, refer to Ensemble Health Partners, Inc. and its consolidated subsidiaries. The financial results of Ensemble Health Partners Holdings, LLC and its subsidiaries will be consolidated in the financial statements of Ensemble Health Partners, Inc. following this offering. We have included the historical financial statements of Ensemble Health Partners, Inc. in this prospectus. Ensemble Health Partners, Inc. has engaged to date only in activities in contemplation of this offering and has had no operations or assets prior to the completion of the Reorganization Transactions. Following the completion of this offering, Ensemble Health Partners, Inc. will be a holding company, and its principal asset will be common units of Ensemble Health Partners Holdings, LLC (“LLC Units”), all of which will be held directly or indirectly through holding companies. Accordingly, following the completion of this offering, we intend to include the financial statements of Ensemble Health Partners, Inc. in our periodic reports and other filings as required by applicable law and the rules and regulations

ii

of the Securities and Exchange Commission (the “SEC”). See “Management’s discussion and analysis of financial condition and results of operations” for more information.

This prospectus also includes unaudited consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of the Reorganization Transactions and as further adjusted for this offering, on the historical financial information of Ensemble Health Partners Holdings, LLC and its subsidiaries. See “Unaudited pro forma consolidated financial information.”

iii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors,” “Cautionary note regarding forward-looking statements” and our financial statements and the related notes, before deciding to purchase shares of our Class A common stock.

Business overview

Overview

Ensemble Health Partners is a leading provider of technology-enabled revenue cycle management (“RCM”) solutions for health systems, including hospitals and affiliated physician groups. We purpose-built our end-to-end RCM platform to deliver significant and sustainable financial performance improvement for our clients, enhance the patient experience, and better enable providers to focus on clinical care. With over $20 billion in annual Client NPR under management across our clients, we are well positioned to capitalize on the large and growing RCM market.

RCM is the mission-critical set of processes by which healthcare providers are paid and encompasses the entire lifecycle of a medical claim, from patient intake through revenue collection. It enables healthcare providers to identify, manage, and collect revenue from patients, insurance companies, and other payors. Today, effective RCM is particularly critical as health systems are under enormous operational and financial pressure due to increasing reimbursement complexity, rate pressure, rising costs, and fragmented revenue cycle technologies and services. These challenges are exacerbated by health systems’ lack of revenue cycle focus and scale relative to payors, and often result in under-optimized revenue collections, excessive costs to collect, weakened cash flow, and a disjointed billing experience for patients.

We manage and optimize health systems’ RCM operations from patient intake through revenue collection by deploying a scalable operating model that leverages a powerful combination of experienced operators, proven processes, and proprietary cloud-based technology. Our end-to-end solutions are designed to deliver significant value for clients, including: (i) sustainable improvements in financial performance driven by increased Client NPR and operating margins and accelerated cash flow; (ii) increased patient satisfaction driven by a streamlined registration and billing experience; and (iii) increased physician and staff satisfaction driven by a reduced administrative burden.

We estimate that our core addressable market of hospitals and affiliated physician groups generate approximately $1 trillion of annual net patient revenue, based on management assessments derived from available industry and client data regarding 2020 net patient revenue generated by such health systems. Based on such management estimates, we expect U.S. health systems to spend approximately 5% of their net patient revenue on average on revenue cycle operations, implying an addressable market of $50 billion for our solutions. Today, more than 80% of health system revenue cycle spend is on internal functions and vendors with limited scope (“point solutions”), with end-to-end revenue cycle vendors serving the remaining 20% of the addressable market. However, penetration of end-to-end RCM solutions has consistently increased over the last three years, driving market growth of approximately 11% per annum. Within the end-to-end RCM market, we are gaining market share and consistently recognized by KLAS Research as the leader in this large and growing industry.

We were founded on the premise that the best results require a combination of skilled and experienced operators, proven and repeatable processes, and modern and flexible technologies.

Operators.    Our management team is led by experienced revenue cycle operators who are able to diagnose revenue cycle inefficiencies and have first-hand experience in resolving them. Our leadership is supported by skilled and highly engaged associates who are trained to apply our process and technology. Our associates include both Ensemble employees and certain client employees whom we oversee.

Process.    Our process is codified in detailed execution plans and procedures, which we refer to as “playbooks.” These playbooks are focused on identifying and addressing the root causes of inefficiencies in order to drive sustainable improvements for our clients. We tailor our solutions to suit each client’s specific needs, and our end-to-end approach helps improve coordination, continuity and support across the entire revenue cycle process.

Technology.    Our flexible, cloud-based technology platform enables our associates to drive efficiencies and yield through rapid data ingestion, advanced analytics and workflow automation, and powerful business intelligence. In addition, our technology stack is highly adaptable and can be configured to overlay and integrate with each client’s existing foundational systems.

We have a consistent track record of signing, onboarding and delivering results for new end-to-end clients. Over the past few years, we have grown our Client NPR under management from approximately $4 billion as of December 31, 2017 to approximately $21 billion as of June 30, 2021, including more than $5 billion from new contracts signed in 2020 despite the disruption in the healthcare industry caused by COVID-19.

Client NPR under management (1) ($billion)

as of:

(1)	Client NPR under management represents, as of a specific date, the aggregate annual Client NPR that we are contracted to collect under end-to-end contracts.

We believe our differentiated platform and strong client relationships translate to a compelling financial profile, characterized by:

•	Highly recurring revenue driven by long-term, end-to-end contracts with a weighted average initial term of 8 years.

•	Strong and sustainable margins driven by rapid technology deployment, efficient labor utilization, and continuous vendor rationalization.

•	Substantial cash generation driven by minimal capital expenditure and working capital requirements.

Furthermore, we have demonstrated an ability to drive rapid and profitable growth. For the six months ended June 30, 2021 we generated net revenue of $401.1 million, net income of $67.0 million, and Adjusted EBITDA of $138.1 million compared to net revenue of $258.7 million, net income of $35.2 million, and Adjusted EBITDA of $92.0 million, for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated net revenue of $600.0 million, net income of $100.7 million, and Adjusted EBITDA of $210.3 million. For the 2019 Successor Period and 2019 Predecessor Period, respectively, we generated net revenue of $231.3 million and $344.3 million, net income of $33.6 million and $115.0 million, and Adjusted EBITDA of $80.6 million and $124.7 million. See “Prospectus summary—Summary consolidated financial and other data —Non-GAAP financial measure” for a reconciliation of Adjusted EBITDA to net income. Our total outstanding long-term indebtedness was $1,427 million as of June 30, 2021.

Our industry

Health systems are facing increasing financial and operational pressures, which magnifies the importance of managing an effective revenue cycle process. However, many provider organizations struggle to optimize collections in a cost-efficient and timely manner, which we believe is driven by the following factors:

Increasing complexity of the healthcare payment ecosystem.    National health expenditures continue to rise and are expected to accelerate, driven in part by an aging U.S. population and greater utilization of healthcare services. In response to rising costs, government and commercial payors are focused on cost mitigation and reduction, as well as implementing alternative payment models. Coding standards are constantly evolving to provide more accurate clinical documentation and to support this new reimbursement paradigm. It is often difficult for providers to adapt to these changes on a timely basis.

Increasing consumerism and patient responsibility in healthcare.    The trend of rising costs has increased consumer involvement in healthcare decisions and brought about the proliferation of high-deductible health plans. According to the Agency for Healthcare Research and Quality’s Medical Expenditure Panel Survey, the percentage of private-sector employees enrolled in high-deductible health insurance plans has increased from 30% in 2013 to 51% in 2019. Higher deductibles and an increase in self-pay patients have the potential to lead to higher levels of hospital bad debt and uncompensated care. According to data from the American Hospital Association, uncompensated care alone was $41.6 billion in 2019. In response to these trends, health systems should focus on engaging the patient early in the revenue cycle process and delivering a consumer centric experience to the patient in order to optimize collections on this increasing portion of the total healthcare bill.

The dynamics between payors and providers are evolving.    In an effort to curb rising healthcare expenditures, governmental and commercial payors are increasingly investing in capabilities to ensure appropriate reimbursement to providers. This requires that providers have the proper controls, systems, and reporting capabilities in place to ensure the complete and accurate documentation of claims. Health systems without these core competencies risk increased initial denials, which can lead to longer collection cycles, increased costs to manage these claims, and potential increases in bad debt expense. Providers are also experiencing reimbursement pressures from governmental and commercial payors alike in an effort to address rising healthcare costs and constrained fiscal budgets. Payors have increased in scale and technological sophistication in recent years through consolidation and accelerated investments, which has generated additional contracting leverage in their relationships with health systems.

Health systems often lack the capabilities to efficiently manage and optimize their own revenue cycle operations.    The complexity of the revenue cycle process requires a degree of operational expertise and scaled investments in human capital and technology that many health systems struggle to attain on their own. Challenges include:

•	Disjointed processes due to difficulties coordinating the activities of various internal departments and integrating with numerous vendors of technology and services point solutions.

•	Under-invested and under-optimized technology due to competing budget priorities and attempts to leverage technologies that are not purpose-built for end-to-end revenue cycle optimization.

•	Difficulties recruiting and retaining human capital at a local level with the necessary in-depth understanding of these complex processes.

The results of these factors are under-optimized collections, excessive costs to collect, and a disjointed billing experience for patients.

Our solutions

We provide an end-to-end RCM solution that spans the entire revenue cycle process from patient intake through revenue collection.

Patient intake

Digital patient engagement.    AI-enabled communication technology that helps healthcare providers reach the modern consumer with intelligent, real-time two-way texting, interactive voice response calls, email, live chat and web-based chatbots.

Pre-arrival services.    Services are provided before a patient arrives at the facility and include scheduling, pre-registration, and insurance authorization and verification.

Facility patient access.    Processes are performed at the time of service and include registration, eligibility and benefit management, financial counseling, and point of service collections from patients.

Revenue capture

Utilization review and physician advisory.    Services provided to review and advise providers on the medically necessary level of care for patients and the required documentation to support that level of care. Physician advisors also act on behalf of the client health systems to explain and support the appropriate care level to healthcare payors in order to obtain authorization for services and payment.

Health information management.    Services are performed after care is delivered to the patient and are focused on the proper documentation and coding of services rendered. Solutions include coding, clinical documentation improvement (“CDI”), release of information, and diagnosis related group (“DRG”) validation.

Revenue integrity.    Services involve ongoing chargemaster management and maintenance, charge capture audits, and charge education and training to revenue cycle professionals.

Revenue collection

Central business office.    Services include insurance billing, accounts receivable (“A/R”) management, denials and underpayments recovery, patient billing, and customer service.

Our platform

We purpose-built our operating platform to tackle the complexities of end-to-end RCM and to deliver impactful solutions for our health system clients. The Ensemble platform consists of (i) our operators, (ii) our process, and (iii) our technology. Together, these elements have enabled our track record of delivering compelling financial results, rapid speed-to-value and highly satisfied clients.

Our operators.    At Ensemble, our people are at the core of everything we do. We are led by experienced and proven healthcare revenue cycle operators who have designed, maintained, and optimized revenue cycle operations across a wide variety of health systems. The playbooks they have developed help us to identify and address inefficiencies by applying our leading process and technology. We invest significant time and resources in hiring, training, and developing our associates. In addition to building technical competencies, our objective is to create a meritocratic culture where every associate has an opportunity for advancement. The result is a skilled and highly-engaged workforce whose mission is to support our clients and drive best-in-class revenue cycle performance.

Our process.    RCM is a critical function for health systems. As a result, health systems select third-party partners not just on their marketed or claimed value proposition, but also the consistency, replicability, and reliability of their processes. Our process is codified in our operational playbooks, which we believe are the most effective in the industry. These playbooks consist of distinct tasks, but also emphasize a philosophy of continuous learning and improvement in driving RCM. Key elements of our playbooks include: (i) a rigorous upfront assessment of a prospective client’s revenue cycle operations; (ii) rapid and comprehensive implementation of industry best practices; (iii) a philosophy of flexibility, root cause identification, and continuous improvement enabled by our differentiated end-to-end model; and (iv) an emphasis on transparent interactions with our clients. Unlike point solution vendors who, by definition, identify and address issues in a limited scope of the revenue cycle, we resolve inefficiencies at their source and re-engineer end-to-end processes to maximize system efficiency.

Our technology

Ensemble IQ (“EIQ”) is our proprietary, cloud-based technology platform comprised of three major components—Data Ingestion, Workflow Automation, and Business Intelligence—which work together to improve revenue capture for our clients, increase the productivity of our associates, enhance the visibility for our operators, and create a better experience for patients.

•	Data Ingestion. Our interface systems ingest and standardize massive amounts of data from various sources into our enterprise data lake for use in our analytics and workflow applications.

•

Workflow Automation.    We use proprietary algorithms, models, and rules engines to analyze data sets, identify errors and opportunities, prioritize accounts and automate workflows, including patient engagement and payor interactions.

•	Business Intelligence. We leverage an enterprise data warehouse and operational data marts for real-time monitoring, dynamic dashboards, and automated report generation.

The design of EIQ is a key factor in our ability to rapidly onboard and begin capturing value for our clients. EIQ supplements, rather than replaces, our clients’ foundational health information systems such as Epic, Cerner and Meditech, which include electronic medical record (“EMR”) and patient accounting software. This reduces the time and risk of our implementations and increases our ability to deliver value quickly for our clients. In addition, as providers continue to make significant investments in their host systems, they are looking for solutions like EIQ that allow them to maximize their existing investments without the pain of replacing or disrupting the core functionality of their EMR.

The vast majority of EIQ has been developed organically with input and support from our experienced operators, and we constantly work to refine the platform to drive continuous improvements in our clients’ revenue cycle performance. We have been granted five patents for technical innovations directly related to EIQ.

Our business model

We derive approximately 90% of our net revenue from long-term, end-to-end RCM contracts under which we typically operate the client’s entire revenue cycle function, but at a minimum, we are responsible for collecting the cash related to the Client NPR under management. Our end-to-end contracts generally have an initial term of 5-10 years with automatic renewals thereafter, subject to the parties’ respective termination rights. As of December 31, 2020, approximately 70% of our end-to-end Client NPR under management is from contracts with renewal dates in 2027 or later, providing significant revenue visibility and predictability for our existing client base.

Our gross operating billings earned under end-to-end contracts typically have two components:

•

Base fees.    Under our end-to-end contracts, we earn a base fee typically calculated as a percentage of all cash collections related to Client NPR managed under the applicable contract. The fee percentage varies across contracts and is largely dependent upon the client’s revenue cycle infrastructure and the nature of the solutions we provide. This base fee is inherently tied to underlying trends in our clients’ NPR (i.e., as our clients’ NPR grows, our own fee base grows organically). Based on data provided by the Centers for Medicare & Medicaid Services (“CMS”), U.S. hospital revenues have grown at approximately 5% per annum over the past several decades, a trend that is projected to continue due to population growth, aging demographics, and increasing acuity. For the year ended December 31, 2020, base fees represented over 97% of our revenue from end-to-end contracts.

•

Incentive fees.    Many of our end-to-end contracts also include incentive fees that are tied to meeting agreed-upon targets for certain performance metrics, which align our interests with those of our clients and enable us to share in the value that we deliver. For the year ended December 31, 2020, incentive fees represented less than 3% of our revenue from end-to-end contracts.

We also sell components of our end-to-end offering on a modular basis as point solutions, including assessments, interim leadership, digital patient engagement technology, denials / underpayment recovery, complex claim review, accounts receivable rundowns, zero balance review, and Epic optimization services. These solutions allow us to demonstrate our value proposition by addressing specific client pain points, and provide a potential path to end-to-end engagements. Our point solution contracts can be either temporal or recurring in nature with terms of 1-3 years.

Our market opportunity

We estimate that our core addressable market of hospitals and affiliated physician groups generate approximately $1 trillion of annual net patient revenue, based on management assessments derived from available industry and client data regarding 2020 net patient revenue generated by such health systems. Based on such management estimates, we expect U.S. health systems to spend approximately 5% of their net patient revenue on average on revenue cycle operations, implying an addressable market of $50 billion for our solutions. Approximately 20% of the addressable market is currently managed by end-to-end vendors. The rest of the market remains operated by health systems’ internal functions, which are often supplemented with various point solution offerings to address specific aspects of the revenue cycle. Revenue cycle operations that rely on these collections of point solution services and technologies typically suffer from workflow inefficiencies, higher costs to collect, and disjointed patient experiences, issues that are exacerbated as a health system grows.

Our estimates suggest that penetration of end-to-end solutions has increased from approximately 15% of total RCM spend in 2017 to approximately 19% in 2020, driven by new client wins by end-to-end vendors. In addition to the penetration increase, health systems have grown their NPR at approximately 4 to 5% per annum, resulting in an end-to-end market growth rate of approximately 11% per annum since 2017. We have historically outgrown the overall market, increasing our end-to-end Client NPR under management at a 66% compound annual growth rate (“CAGR”) over the same 2017-2020 period. We believe that end-to-end vendor penetration within the RCM market will continue to increase as health systems recognize the value proposition that an end-to-end platform offers for addressing the root causes of the financial and operational challenges facing the industry.

Our competitive strengths

Experienced revenue cycle operators with deep functional expertise.    We are a founder-led company with a deep bench of operational leaders who have over 600 years of cumulative RCM experience, including running revenue cycle operations for some of the largest health systems in the country. Through our robust training and development programs, we continuously extend this functional expertise to our increasingly skilled and highly engaged workforce of associates primed to become the next generation of revenue cycle leaders. Furthermore, our diverse, inclusive and meritocratic culture has earned us a reputation as an employer of choice within the healthcare industry.

Proprietary cloud-based technology.    EIQ builds upon our extensive domain expertise with a leading-edge technology platform comprised of tightly integrated data ingestion, workflow automation and business intelligence solutions on a modern cloud architecture. Our technology is uniquely designed to supplement, rather than replace, clients’ existing systems and helps drive significant improvements in our clients’ cash yield and our associates’ productivity.

Comprehensive end-to-end solution.    Our platform manages the entire revenue cycle, unlike many competitive offerings which only address certain portions. Based on our experience, health systems that do not use end-to-end providers often rely on dozens of separate point solutions, which we believe creates significant inefficiencies and increases costs. Our platform is further differentiated as a result of being purpose-built to provide end-to-end solutions for a variety of health system types, rather than having been carved-out and repurposed from a parent health system or cobbled together from acquired point solutions.

Flexible and transparent approach.    Flexibility and transparency are key tenets of our approach. We first identify specific revenue cycle process errors and inefficiencies through a comprehensive upfront assessment, and then describe in detail to our clients our plan to solve them. Significant collaboration with our clients helps ensure that our initial review is thorough, that we understand our clients’ operations, and that we can maximize our impact when we begin our operational engagements.

Rapid speed to value.    We believe the rapid return on investment we demonstrate for clients is a key differentiator relative to our competition. We are typically able to onboard new clients in three to four months and drive significant improvements in our clients’ results within the first year of an end-to-end engagement. This rapid speed to value is enabled by our comprehensive upfront assessment, which pre-identifies performance gaps, and our flexible technology platform, which quickly deploys our workflows and analytics.

Our results

Since 2015, we have successfully onboarded 16 new unaffiliated end-to-end clients, which we believe is substantially more than any other RCM provider based on publicly disclosed engagements. In addition, an end-to-end client has never terminated our relationship. We credit our commercial success to the compelling results that we deliver for our clients, which are exemplified by our industry-leading customer satisfaction scores. For two consecutive years (2020 and 2021), KLAS Research has recognized Ensemble as the “Best in KLAS” vendor for Revenue Cycle Outsourcing based on data collected from healthcare providers across five customer experience pillars: loyalty, operations, services, relationship, and value. We received the highest score of any end-to-end RCM vendor on all five categories.

We have a consistent track record of delivering on our value proposition for end-to-end clients, inclusive of:

•

Improved financial performance. We deliver significant and sustainable improvements in our clients’ net revenue, operating margins and cash flows. We drive incremental Client NPR (or “lift”) through improved charge capture, denial reduction and underpayment recovery, and we drive cash acceleration through increased point-of-service collections and reduced initial denial rates. We have historically averaged 4-5% Client NPR lift and 400-500 bps increase in cash collections as a percentage of Client NPR for end-to-end clients of greater than one year, with 2-3% Client NPR lift in the first year of the engagement and incremental improvements thereafter. These results are often critical improvements for health systems operating on thin margins due to the financial and operational pressures that they face. As validation of our best-in-class RCM results, our end-to-end clients have received the Healthcare Financial Management Association’s “MAP Award for High Performance in Revenue Cycle” on several occasions.

•

Improved patient experience. We help deliver a seamless experience for our clients’ patients by proactively managing their entire financial encounter, from scheduling and registration through billing and payment, in a coordinated fashion. By communicating with the patient prior to care delivery, accurately capturing and documenting their information, and maintaining engagement through final payment, we always aim to support a positive provider-patient interaction. Furthermore, our digital communication technology offers additional convenience for patients by enabling self-service scheduling, virtual registration and mobile payments.

•

Improved staff satisfaction. We reduce the administrative workload of our clients’ medical and administrative staff by automating patient communications and managing coding and billing processes. This enables our clients to focus on delivering clinical care.

Our growth strategy

Key elements of our growth strategy include the following:

Win new end-to-end clients in the large and underpenetrated RCM market.    Of the approximately $1 trillion of addressable health system NPR, we estimate approximately $50 billion is spent annually on RCM, of which approximately 20% is covered by end-to-end contracts. We believe we have an opportunity to penetrate the estimated $40 billion of in-sourced and point solution spend, and also to displace less effective end-to-end competitors as their contracts come up for renewal. We have a proven track record of winning major end-to-end revenue cycle management contracts.

Increase revenue within our existing client base by:

•

Servicing the underlying Client NPR growth of our existing health system clients: We are paid a percentage of cash collections of Client NPR, so our revenue naturally increases with theirs. According to Definitive Healthcare, U.S. hospital NPR increased at a 5% CAGR from 2015 to 2019, and our clients have historically experienced similar NPR growth as the overall market.

•

Increasing penetration within our existing client base: Our high levels of client satisfaction mean we are well-positioned to expand our solution to new facilities, non-acute RCM services, and general upsell of value-added services.

•

Converting our point solution clients to end-to-end revenue cycle contracts: We have intentionally focused our point solution business on offerings that demonstrate the power of our operating platform and that provide an opportunity to convert to end-to-end contracts.

Drive innovation and capitalize on opportunistic M&A.    The RCM market is highly fragmented, and we regularly assess merger and acquisition opportunities to continue enhancing our operating platform. However, we will be selective around the strategic and cultural fit of potential acquisitions, as our success has primarily been through organically developing technology and service capabilities that are purpose-built for end-to-end revenue cycle management.

Our total outstanding long-term indebtedness was $1,427 million as of June 30, 2021. Our ability to execute the foregoing growth strategies depends on our ability to maintain sufficient cash flows while continuing to service our remaining indebtedness.

Impact of COVID-19 on our operations

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. Although our business experienced a decline in existing customer revenue in 2020 as health system Client NPR decreased due to the suspension of elective procedures, we also observed increased adoption of RCM solutions by health systems and won more end-to-end contracts in 2020 than any other year in our history.

We cannot predict the extent to which our business, results of operations, financial condition, or liquidity will ultimately be impacted. While we know the COVID-19 pandemic had a negative impact on our clients’ NPR (and therefore our net revenue and net income) as a result of the mandated deferral of elective procedures, we cannot precisely quantify this impact due to the numerous other variables that impact our clients’ NPR which are unrelated to the pandemic, including but not limited to fluctuations in patient volumes, case mix and length of stay, as well as changes in reimbursement rates. Since we cannot precisely quantify the impact of the pandemic on our clients’ NPR, we cannot extrapolate to quantify the impact on our net revenue or net income, which were even further impacted by other effects of the pandemic besides declines in client NPR, such as accelerations or delays in client purchasing decisions and our cost management initiatives. We continue to assess the impact of COVID-19 on our business and are actively managing our response.

Our sponsors

Golden Gate Capital is a San Francisco-based private equity investment firm with over $19 billion in cumulative committed capital.

Bon Secours Mercy Health Innovations LLC (“Innovations”) is an Ohio limited liability company, whose controlling member is Bon Secours Mercy Health, Inc. (”BSMH”), which is a Maryland nonprofit, nonstock membership corporation, headquartered in Cincinnati, Ohio.

Following the completion of this offering, our Sponsors will own approximately                 % of our Class A common stock, or                 % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and                 % of our outstanding Class B common stock, or                 % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, which, combined with their holdings of our Class A common stock, aggregates to                 % of our voting power, or                 % of our voting power if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and                 % of the outstanding Holdings Units, or                 % of the outstanding Holdings Units if the underwriters exercise in full their option to purchase additional shares of our Class A common stock. As a result, our Sponsors will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. See “Risk factors—Risks related to this offering and ownership shares of our common stock—Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

Summary risk factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	If we are unable to retain and grow our existing customers, or to attract new customers, our financial condition will suffer.

•

Healthcare providers affiliated with Bon Secours Mercy Health Innovations LLC currently account for a significant portion of our net revenue. The early termination of the BSMH Agreement, or any significant loss of business from any of our other large customers, would have a material adverse effect on our business, results of operations and financial condition.

•	We may not be able to maintain or increase our profitability, and our recent growth rates may not be indicative of our future growth rates.

•	The market for integrated, end-to-end revenue cycle solutions may develop more slowly than we expect.

•	If we fail to manage future growth effectively, our business would be harmed.

•	We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

•

We operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

•	We face a variable selling cycle to secure new customer contracts, making it difficult to predict the timing of specific new customer relationships.

•

If we do not continue to innovate and provide offerings that are useful to customers that achieve and maintain market acceptance, we may not remain competitive, and our revenue and results of operations could suffer.

•	Significant disruptions of information technology systems, breaches of data security and other incidents could materially adversely affect our business, results of operations and financial condition.

•	Delayed or unsuccessful implementation of our technologies or services with our customers or implementation costs that exceed our expectations may harm our financial results.

•	We have a substantial amount of indebtedness. The agreement that governs our indebtedness contains covenants that impose restrictions on our ability to operate.

•

The COVID-19 pandemic has negatively affected and will likely continue to negatively affect, and the emergence and effects related to another pandemic, epidemic, outbreak of an infectious disease or natural or man-made disaster could negatively affect, our business, operating results, and financial condition.

•	The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity, and adversely affect our business.

•	Developments in the healthcare industry, including national healthcare reform, could adversely affect our business.

•

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

•

If we or our clients fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

•

We have identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our results of operations, our ability to operate our business, and investor confidence.

•

Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are and may continue to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	Exemption from the auditor attestation requirement of our internal control over financial reporting; and

•	Reduced disclosure of financial information in this prospectus, including only two years of audited financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our common stock held by non-affiliates as of the last business day of the second quarter of any such fiscal year or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced disclosure obligations.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing not to “opt out” of this provision and, as a result, when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Summary of the reorganization transactions and our structure

Our business is conducted through Ensemble Health Partners Holdings, LLC and its subsidiaries. Our existing equity owners consist of holders of LLC Units of Ensemble Health Partners Holdings, LLC. We refer to the holders of LLC Units following the closing of this offering (other than the Company and our subsidiaries) as “Continuing LLC Owners.” We refer to those of our pre-IPO investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions and who will not hold LLC Units as the “Continuing Corporate Owner,” and together with the Continuing LLC Owners, as “Continuing Owners.”

Following the Reorganization Transactions described under the heading “The reorganization transactions” elsewhere in this prospectus, the Continuing Owners will include the Sponsors and                     . Following the Reorganization Transactions and the completion of this offering, our Sponsors will control approximately     % of the combined voting power of our outstanding common stock. Ensemble Health Partners, Inc. was formed for the purpose of this offering and to date has engaged only in activities in contemplation of this offering.

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure can allow existing owners of a partnership (or limited liability company that is treated as a partnership for U.S. federal income tax purposes) to continue to realize the tax benefits associated with their ownership of an entity that is treated as a partnership for income tax purposes following an initial public offering, and provides potential tax benefits and associated cash flow to both the issuer corporation and the existing owners of the partnership (or limited liability company that is treated as a partnership for U.S. federal income tax purposes). One of these benefits is that future taxable income of Ensemble Health Partners Holdings, LLC that is allocated to the Continuing LLC Owners will be taxed on a flow-through basis and therefore is not expected to be subject to corporate taxes at the level of Ensemble Health Partners Holdings, LLC or the Company. Additionally, because the Continuing LLC Owners will have certain rights to exchange their LLC Units for shares of our Class A common stock or, at our option, cash (based on the market price of our Class A common stock), the Up-C structure also provides the Continuing LLC Owners with potential liquidity that holders of interests in non-publicly traded limited liability companies are not typically afforded. See “Description of capital stock” and “Risk factors—Risks related to our organizational structure.”

In connection with the Reorganization Transactions described under the heading “The reorganization transactions” elsewhere in this prospectus, the limited liability company agreement of Ensemble Health Partners Holdings, LLC will be amended and restated and all of the outstanding units of Ensemble Health Partners Holdings, LLC will be recapitalized into LLC Units, a wholly-owned corporate subsidiary of the Company will be merged with and into GGCOF EHL Blocker, LLC (a current indirect equity owner of Ensemble Health Partners Holdings, LLC) with GGCOF EHL Blocker, LLC surviving, and as merger consideration the equity holder of GGCOF EHL Blocker, LLC will receive Class A Stock of the Company, certain rights under the TRA, and the right to receive cash in connection with the Offering; certain investors of Ensemble Health Partners Holdings, LLC will contribute certain Units of Ensemble

Health Partners Holdings, LLC to the Company in exchange for Class A Common Stock and certain rights under the TRA; and Ensemble Health Partners, Inc. will become the sole managing member of Ensemble Health Partners Holdings, LLC. Ensemble Health Partners Holdings LLC will distribute to the Continuing LLC Owners one share of our Class B common stock for each LLC Unit held by the Continuing LLC Owners. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of Ensemble Health Partners, Inc. Ensemble Health Partners, Inc. will be the sole managing member of Ensemble Health Partners Holdings, LLC, and the other members of Ensemble Health Partners Holdings, LLC will take no part in the management of the Company’s business. Therefore, Ensemble Health Partners, Inc. will control all aspects of the business of Ensemble Health Partners Holdings, LLC.

The Continuing LLC Owners will have the right, from time to time and subject to certain restrictions, to exchange one or more of their LLC Units for (1) at our option, shares of our Class A common stock on a one-for-one basis (and we will cancel a corresponding number of shares of Class B common stock by the exchanging member in connection therewith), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or cash (based on the market price of our Class A common stock) and (2) payments of additional amounts pursuant to the tax receivable agreement.

Immediately following this offering, after giving effect to the Reorganization Transactions, Ensemble Health Partners, Inc. will be a holding company, and its sole material asset held directly or through wholly-owned subsidiaries will be its equity interest in Ensemble Health Partners Holdings, LLC. As the managing member of Ensemble Health Partners Holdings, LLC, Ensemble Health Partners, Inc. will operate and control all of the business and affairs of Ensemble Health Partners Holdings, LLC and, through Ensemble Health Partners Holdings, LLC and its subsidiaries, conduct our business. Accordingly, although Ensemble Health Partners, Inc. will have a minority economic interest in Ensemble Health Partners Holdings, LLC, it will have the sole voting interest in, and control the management of, Ensemble Health Partners Holdings, LLC. As a result, Ensemble Health Partners, Inc. will consolidate Ensemble Health Partners Holdings, LLC in its consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by the Continuing LLC Owners in its consolidated financial statements. Following the Reorganization Transactions, Ensemble Health Partners, Inc. will own directly or indirectly LLC Units representing      % of the economic interest in Ensemble Health Partners Holdings, LLC (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The purchasers in this offering (i) will own shares of Class A common stock, representing approximately     % of the combined voting power of all of Ensemble Health Partners, Inc.’s shares of common stock (or approximately     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own     % of the economic interest in Ensemble Health Partners, Inc. (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (iii) through Ensemble Health Partners, Inc.’s ownership of LLC Units, indirectly will hold (applying the percentages in the preceding clause (ii) to Ensemble Health Partners, Inc.’s percentage economic interest in Ensemble Health Partners Holdings, LLC) approximately     % of the economic interest in Ensemble Health Partners Holdings, LLC (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Reorganization Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Corporate information

Ensemble Health Partners, Inc. was incorporated in Delaware on May 28, 2021 and has not engaged in any business or other activities except in connection with its incorporation. Our principal executive offices are located at 11511 Reed Hartman Highway, Cincinnati, Ohio 45241, and our telephone number is (704) 765-3715. Our Internet website is www.ensemblehp.com. The information on, or that can be accessed through, this website and the other Internet websites that we present in this prospectus is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

THE OFFERING

Issuer in this offering	Ensemble Health Partners, Inc.

Class A common stock offered by us	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock)

Class B common stock to be outstanding after this offering

            shares (or              shares upon the purchase by us directly or indirectly of              issued and outstanding LLC Units together with an equal number of shares of Class B common stock from certain Continuing LLC Owners). In connection with this offering, shares of our Class B common stock will be issued in equal proportion to new LLC Units held by the Continuing LLC Owners. Each LLC Unit of Ensemble Health Partners Holdings, LLC, together with a share of our Class B common stock, will be exchangeable for (1) one share of Class A common stock, or, at our option, cash (based on the market price of our Class A common stock) and (2) payments of additional amounts pursuant to the tax receivable agreement.

Voting power held by holders of Class A common stock after giving effect to this offering by us (and the expected use of proceeds therefrom)%

Voting power held by holders of Class B common stock after giving effect to this offering by us (and the expected use of proceeds therefrom)%

Voting rights	Following the Reorganization Transactions, holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or as otherwise provided by our certificate of incorporation. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of capital stock.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock from us, at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from the sale by the Company of              shares of Class A common stock in this offering to purchase directly or indirectly (i)              newly-issued LLC Units from Ensemble Health Partners Holdings, LLC and (ii)              issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or              LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. The Company will pay $         to the Continuing Corporate Owner which represents cash proceeds in connection with the merger of a former corporate subsidiary of the Company with GGCOF EHL Blocker, LLC. Ensemble Health Partners Holdings, LLC will pay the expenses of this offering, which we estimate will be $             in the aggregate. Ensemble Health Partners Holdings, LLC will not receive any proceeds that we use to purchase LLC Units and an equal number of shares of Class B common stock from Continuing LLC Owners. We intend to cause Ensemble Health Partners Holdings, LLC to use the remainder of the net proceeds from the offering as follows:

•   approximately $             million to repay a portion of the $1,441.3 million outstanding under our Term Loan (as defined in “Description of Certain Indebtedness” as of June 30, 2021, of which $785 million was borrowed in February 2021 and used to pay a special distribution to holders of our LLC units. The borrowings under the Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50%

and 2.50%, respectively, upon consummation of a qualifying initial public offering;); and

•   the remainder for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisition or investments.

Dividend policy

We do not currently intend to pay dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of common stock will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant. See “Dividend policy.”

Immediately following this offering, Ensemble Health Partners, Inc. will be a holding company, and its principal asset (directly or through holding companies) will be a controlling equity interest in Ensemble Health Partners Holdings, LLC. If Ensemble Health Partners, Inc. decides to pay a dividend on our Class A common stock in the future, it would likely need to cause Ensemble Health Partners Holdings, LLC to make distributions to Ensemble Health Partners, Inc. in an amount sufficient to cover such dividend. If Ensemble Health Partners Holdings, LLC makes such distributions to Ensemble Health Partners, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Exchange rights of holders of LLC units	In connection with the Reorganization Transactions and this offering, the limited liability company agreement of Ensemble Health Partners Holdings, LLC will be amended and restated. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering

—Amended and restated limited liability company agreement of Ensemble Health Partners Holdings, LLC.”

Tax receivable agreement	Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our Continuing Owners. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Tax receivable agreement.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed exchange symbol	“ENSB”

Unless otherwise indicated, the number of shares of Class A common stock to be outstanding after this offering is based on             shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•	shares of Class A common stock issuable upon exercise of awards outstanding under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of .

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock in this offering.

Summary consolidated financial and other data

The following table sets forth the summary consolidated financial and other data of Ensemble Health Partners Holdings, LLC for the periods presented and at the dates indicated below. Following this offering, Ensemble Health Partners Holdings, LLC will be considered our legal predecessor. For accounting purposes, the terms “Predecessor” and “Successor” used below and throughout this prospectus refer to the periods prior to and subsequent to the Golden Gate Capital Acquisition on August 1, 2019, respectively.

The summary balance sheet data as of December 31, 2018 and the summary statement of operations data for the year ended December 31, 2018 presented below relate to the Predecessor and are derived from audited financial statements that are not included in this prospectus. The summary statement of operations data for the period from January 1, 2019 to July 31, 2019 presented below relate to the Predecessor and are derived from audited financial statements that are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2019 and December 31, 2020 and the summary statements of operations data for the period from August 1, 2019 to December 31, 2019 and for the year ended December 31, 2020 relate to the Successor and are derived from audited consolidated financial statements that are included elsewhere in this prospectus. The summary balance sheet data as of June 30, 2021 and the summary statements of operations data for the six months ended June 30, 2021 and June 30, 2020 relate to the Successor and are derived from the unaudited condensed consolidated financial statements that are included elsewhere in this prospectus.

On August 1, 2019, funds advised by Golden Gate Capital obtained a majority interest in Ensemble Health Partners Holdings, LLC. The consolidated financial statements and certain note presentations separate the Company’s presentations into the Predecessor and Successor periods, to indicate the application of different bases of accounting between the periods presented. The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable. The application of acquisition accounting, pursuant to U.S. Generally Accepted Accounting Principles (“GAAP”) significantly affected certain assets, liabilities, and expenses. As a result, financial information from August 1, 2019 through December 31, 2019, and January 1, 2020 through December 31, 2020 may not be comparable to Ensemble’s Predecessor financial information for the period from January 1, 2019 through July 31, 2019.

Summary historical consolidated financial data for Ensemble Health Partners, Inc. has not been provided, as Ensemble Health Partners, Inc. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

The following information should be read in conjunction with “The reorganization transactions,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” “Unaudited pro forma consolidated financial information” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended
	June 30, 2021	June 30, 2020
	(In thousands, except per unit data)
Statement of Operations Data:
Net revenue	$401,080	$258,740
Income from operations	95,715	56,872
Net income	66,961	35,240
Net income per Class A Unit
Basic and diluted	$0.06	$0.03
Pro forma basic and diluted

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019	Year Ended December 31, 2018
	(In thousands, except per unit data)		(In thousands, except per unit data)
Statement of Operations Data:
Net revenue	$600,016	$231,265	$344,349	$332,985
Income from operations	137,925	53,514	120,712	110,633
Net income	100,721	33,610	114,992	110,007
Net income per Class A Unit
Basic and diluted	$0.08	$0.03
Pro forma basic and diluted

June 30, 2021
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$76,051
Current portion of long-term debt	(14,669)
Long-term debt	(1,400,887)
Total members’ equity	$(460,707)

	Successor		Predecessor
	December 31, 2020	December 31, 2019	December 31, 2018
	(In thousands)		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$125,383	$77,731	$120,255
Current portion of long-term debt	(6,720)	(6,678)	—
Long-term debt	(639,607)	(643,275)	—
Total members’ equity	$(1,234,144)	$(1,233,885)	$(144,664)

Non-GAAP financial measure

We believe that in addition to our results determined in accordance with GAAP, Adjusted EBITDA is useful in evaluating our business, results of operations and financial condition. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of this measure should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate this measure differently, which may limit its usefulness as a comparative measure.

We define Adjusted EBITDA as net income before interest expense, tax expense, depreciation and amortization expense; and certain items of income and expense, including equity-based compensation expense, management fees, and other expenses that are not reflective of ongoing operations (including costs associated with strategic initiatives, transaction related expenses, and expenses related to COVID-19). We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry.

The following tables present a reconciliation of net income to Adjusted EBITDA during the periods presented:

	Six Months Ended
	June 30, 2021	June 30, 2020
	(In thousands)
Net income	$66,961	$35,240
Interest expense	27,246	20,591
Tax expense	1,515	549
Depreciation and amortization expense	30,014	26,999
Equity-based compensation expense (1)	4,659	1,795
Management fees (2)	2,670	2,832
COVID-19 expenses (3)	—	2,743
Other (4)	4,989	1,252

Adjusted EBITDA	$138,054	$92,001

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019	Year Ended December 31, 2018
	(In thousands)		(In thousands)
Net income	$100,721	$33,610	$114,992	$110,007
Interest expense	35,322	18,754	—	—
Tax expense	832	447	6,857	70
Depreciation and amortization expense	54,862	21,280	2,518	2,218
Equity-based compensation expense (1)	3,993	1,468	—	—
Management fees (2)	5,510	2,302	—	—
COVID-19 expenses (3)	4,283	—	—	—
Other (4)	4,742	2,784	312	—

Adjusted EBITDA	$210,265	$80,645	$124,679	$112,295

(1)

Represents non-cash expenses related to equity-based compensation, which vary from period to period depending on the timing, number and valuation of the awards and incremental compensation expense due to the modification as a result of the one-time special distribution in February 2021.

(2)

Represents management fees and reimbursed expenses paid to Golden Gate Capital and BSMH pursuant to the terms of our advisory agreements, each of which will be terminated in connection with this offering.

(3)

COVID-19 costs include certain incremental expenses incurred during the outbreak of the COVID-19 pandemic and the short-term closure mandates imposed by government officials in the jurisdictions in which we operate during each quarter of 2020. These costs include moving a significant portion of our workforce to remote operations and implementing work-from-home arrangements, acquisition and distribution of personal protective equipment, and non-productive labor for associates required to quarantine and paid incentives above standard compensation for essential workers.

(4)	Includes costs associated with strategic initiatives and transaction related expenses that are not reflective of ongoing operations.

Adjusted EBITDA

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net revenue and our other GAAP results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA.

RISK FACTORS

This offering and investing in shares of our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, prospects, results of operations, and financial condition could suffer materially, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. Please also see “Cautionary note regarding forward-looking statements.”

Risks related to our business and industry

If we are unable to retain and grow our existing customers, or to attract new customers, our financial condition will suffer.

Our success depends upon our ability to retain and grow our customers and to acquire new customers. Our five largest clients made up approximately 78% of our accounts receivable balance as of June 30, 2021 and December 31, 2020, and represented approximately 80% of our service net revenue for both the six months ended June 30, 2021 and the year ended December 31, 2020. A significant portion of this revenue relates to our largest customer, BSMH. See “—Risks related to Bon Secours Mercy Health—Healthcare providers affiliated with BSMH currently account for a significant portion of our net services revenue. The early termination of the BSMH Agreement, or any significant loss of business from any of our other large customers, would have a material adverse effect on our business, results of operations, and financial condition.” We derive our revenue primarily from customer agreements pursuant to which we typically receive both a base fee equal to a percentage of cash collections for our customers and incentive fees upon achievement of certain performance targets. Our end-to-end contracts typically have a term of 5-10 years and our average contract length is 8 years. Customers can elect not to renew their agreements with us upon expiration and certain customers can terminate their agreements with us for convenience, subject to a notice period and payment of applicable termination fees. If a customer agreement is not renewed or is terminated early for any reason, we would not derive the full financial benefits that we would expect to derive by serving that customer for the entire term of their agreement.

Our customers are heavily regulated and, as a result, our customer agreements generally require us to adhere to extensive, complex data security, network access, and other institutional procedures and requirements of our customers that we may not be able to comply with or that a customer may allege we have violated. If we breach a customer agreement or, for certain of our customer agreements, fail to perform in accordance with contractual service levels, we may be liable to the customer for damages, and either we or the customer may generally terminate an agreement for a material uncured breach by the other. In addition, financial issues or other changes in customer circumstances, such as a customer change in control (including as a result of increasing consolidation within the healthcare provider industry), may cause us or the customer to seek to modify or terminate their agreement with us.

Increasing consolidation within the healthcare provider industry may also make it more difficult for us to acquire new customers, as consolidated healthcare systems may have incumbent revenue cycle management providers or may possess, acquire or develop significant internal revenue cycle capabilities. Additionally, other factors that may impair our ability to attract new customers include, among others, decreased industry interest in end-to-end solutions, a weakening of our reputation in the industry or our inability to match or exceed the value proposition offered by our existing or future competitors.

We may not be able to maintain or increase our profitability, and our recent growth rates may not be indicative of our future growth rates.

We may not succeed in maintaining our profitability on an annual basis and could incur quarterly or annual losses in future periods. We expect to incur additional operating expenses associated with being a public company and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our proprietary technology, sales and marketing, infrastructure, facilities, and other resources as we expand our operations, thus incurring additional costs. If our revenue does not increase to offset these increases in costs, our operating results would be negatively affected. You should not consider our historic revenue and net income growth rates as indicative of future growth rates. Accordingly, we cannot assure you that we will be able to maintain or increase our profitability in the future.

Each of the risks described in this “Risk factors” section, as well as other factors, may affect our future operating results and profitability. For example, factors that may affect our future operating results and profitability include:

•	the extent to which our service offerings achieve and maintain market acceptance;

•	the failure of our existing customers to renew their revenue cycle management service contracts with us upon expiration;

•	the length of our sales, contracting and implementation cycles for new customers;

•	changes in customer procurement policies;

•	the financial condition of our current and potential customers;

•	the amount and timing of incentive payments we receive from our customers for improving cash collections through reduced claims denial rates and improved point-of-service collections;

•	the amount and timing of reductions in our customers’ revenue cycle costs that we are able to achieve;

•	a failure to comply with governmental and other rules and regulations;

•	reputational damage from poor service or a failure to comply with rules and regulations that impairs our ability to retain existing customers and/or acquire new customers;

•	our ability to hire and retain qualified personnel to meet the needs of our growing business;

•	a significant or sustained disruption in our operations, which negatively impacts our ability to bill and collect the cash for our clients’ services;

•	the entry of new competitors and the introduction of superior or more economical service offerings by new or existing competitors;

•	changes in the regulatory environment related to healthcare and reimbursement for healthcare services;

•	changes in the healthcare system, which may be driven by changes in the political climate or other factors outside of our control;

•	changes in the location and types of providers where procedures are performed and care is given which shifts volumes away from our customers;

•	a significant or sustained disruption in payor behavior which defers our ability to collect cash for our client’s services;

•	regulatory compliance costs;

•	litigation involving our company;

•	the timing, size, and integration success of potential future acquisitions; and

•	changes in general economic, industry, and market conditions.

The market for integrated, end-to-end revenue cycle solutions may develop more slowly than we expect.

Our success depends, in part, on the willingness of hospitals, physicians, and other healthcare providers to implement integrated, end-to-end revenue cycle solutions. Some hospitals may be reluctant or unwilling to implement our solution for a number of reasons, including failure to perceive the need for improved revenue cycle operations and lack of knowledge about the potential benefits our solution provides. Even if potential customers recognize the need for improved revenue cycle operations, they may not select an integrated, end-to-end revenue cycle solution such as ours because they previously have made investments in other solutions or internally developed solutions and choose to continue to rely on those solutions. As a result, the market for integrated, end-to-end revenue cycle solutions may develop more slowly than we expect, which could adversely affect our revenue and our ability to maintain or increase our profitability.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate expanding further. For example, our net revenue increased by $24.4 million from combined year 2019 (including the Predecessor period and Successor period) to 2020, and the number of our full-time employees increased from approximately 2,000 at December 31, 2018 to over 6,200 as of December 31, 2020. Additionally, we have experienced significant growth in the number of our managed associates who are employed by our clients. This growth has placed significant demands on our management, infrastructure, and other resources. To manage future growth, we will need to hire, integrate, and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting systems, and procedures. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality service offerings.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing a number of growth initiatives, strategies, and operating plans designed to enhance our business. We may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies, and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.

We operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenue, growth rates, and market share.

The market for our solutions is highly competitive, and we expect competition to intensify in the future. The rapid changes in the U.S. healthcare market due to financial pressures to reduce the growth in healthcare costs and from regulatory and legislative initiatives are increasing the level of competition. We face competition from health system internal RCM departments, new industry entrants, and existing competitors, some of whom are larger and have more resources than we do. Our competitors include end-to-end RCM providers, software vendors, and other technology-supported RCM business process outsourcing companies, traditional consultants, and information technology outsourcers. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations, or customer requirements. We may not be able to compete successfully with these companies, and these or other competitors may introduce technologies or services that render our technologies or services obsolete or less marketable. Even if our technologies and services are more effective than the offerings of our competitors, current or potential customers might prefer competitive solutions to our solutions. Increased competition is likely to result in pricing pressures, which could adversely affect our margins, growth rate, or market share. Even if we have a good relationship and strong performance history with the customer, open and competitive bidding practices mean we may not be awarded the renewal business or may have to aggressively price our services to be successful.

We face a variable selling cycle to secure new customer contracts, making it difficult to predict the timing of specific new customer relationships.

We face a selling cycle of variable length, typically spanning six to 18 months or longer, to secure a new customer contract. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in entering into a contract with that customer. In addition, we cannot accurately predict the timing of entering into contracts with new customers, and the scope of new contracts, due to the complex procurement decision processes of most healthcare providers, which often involves high-level management or board committee approvals. Due to our variable selling cycle length, we have only a limited ability to predict the timing of specific new customer relationships, which could significantly impact our performance and results of operations. In periods which we add new customers, our operating costs are typically higher because we incur expenses to implement our operating model at those customers.

If we do not continue to innovate and provide offerings that are useful to customers that achieve and maintain market acceptance, we may not remain competitive, and our revenue and results of operations could suffer.

Our success depends on our ability to keep pace with technological developments, satisfy increasingly complex customer requirements, and achieve and maintain market acceptance on our existing and future offerings in the rapidly evolving market for healthcare in the United States. Our competitors are constantly developing products and services that may become more efficient or appealing to our customers. As a result, we must continue to invest significant resources in order to enhance our existing offerings and introduce new offerings that customers and members will want, while offering our existing and future offerings at competitive prices. If we are unable to predict customer preferences or industry changes, or if we are unable to modify our existing and future offerings on a timely or cost-effective basis, we may lose customers. If we are not successful in demonstrating to existing and potential customers the benefits of our existing and future offerings, our revenue may decline or we may fail to increase our revenue in line with our forecasts. Our results of operations and performance also would suffer if our innovations are not responsive to the needs of our customers, are not timed to match the corresponding market opportunity, or are not effectively brought to market.

Significant disruptions of information technology systems, breaches of data security and other incidents could materially adversely affect our business, results of operations and financial condition.

Our services involve the storage and transmission of customers’ proprietary information and protected health, financial, payment, and other personal information of patients. As a result, our customers are particularly sensitive to the handling of their information and demand that it be appropriately secured. We rely on proprietary and commercially available systems, software, tools, and monitoring, as well as other processes, to provide security for processing, transmission, and storage of such information. Due to the sensitivity of this information, the effectiveness of such security efforts is very important. If our security measures or our customers’ security measures are breached or fail as a result of third-party action, employee error, malfeasance, or otherwise, an unauthorized actor may be able to obtain access to customer or patient data. Additionally, if we experience a denial of service, we may be unable to provide service to our clients. Improper activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries, and other events or developments may facilitate or result in a compromise or breach of our computer systems. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we and our customers may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Techniques used to obtain unauthorized access or to sabotage systems change frequently and often are not recognized until launched against a target, and we and our customers may be unable to anticipate these techniques or to implement adequate preventive measures. Our security measures may not be effective in preventing these types of activities, and the information technology security measures of our third-party data centers and service providers may not be adequate. We may also experience security breaches that may remain undetected for an extended period.

We and our customers could suffer material losses in the future as a result of cyber attacks, and we are not able to predict the severity of these attacks. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the ongoing shortage of qualified cyber security professionals, and the interconnectivity and interdependence of third parties to our systems. The occurrence of a cyber attack, breach, unauthorized access, misuse, computer virus or other malicious code, or other cyber security event could jeopardize or result in the unauthorized disclosure, gathering, monitoring, misuse, corruption, loss, or destruction of confidential information that belongs to us or our customers or protected health information (“PHI”) that is processed and stored in, and transmitted through, our computer systems and networks. The occurrence of such an event could also result in damage to our software, computers, or systems, or otherwise cause interruptions or malfunctions in our, our customers’, or third parties’ operations. If a breach of our or our customers’ information technology security occurs, we could face significant reputational harm with our customers, damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach, and significant remediation costs and efforts to prevent future occurrences.

Although we currently carry insurance coverage to protect ourselves against some of these risks, it may not be sufficient to cover all of our costs and would not cover any reputational harm. In addition, our inability to continue to obtain such insurance coverage at reasonable costs could also have a material adverse effect on us. In addition, whether there is an actual or a perceived breach of our information technology security, the market perception of the effectiveness of our security measures could be harmed, and we could lose current or potential customers.

Delayed or unsuccessful implementation of our technologies or services with our customers or implementation costs that exceed our expectations may harm our financial results.

To implement our solutions, we work with our customer’s existing vendors, management, and staff and layer our proprietary technology applications on top of the customer’s existing patient accounting and clinical systems. Each customer’s situation is different, and unanticipated difficulties and delays may arise, such as delays in, or the inability to, obtain approvals or access rights from our customers’ vendors. If the implementation process is not executed successfully or is delayed, our relationship with the customer may be adversely affected and our results of operations could suffer. Implementation of our solutions also requires us to integrate our own employees into the customer’s operations. Individual customer’s circumstances or a combination of customer’s circumstances may require us to devote a larger number of our employees than anticipated, which could increase our costs and harm our financial results.

We have a substantial amount of indebtedness. The agreement that governs our indebtedness contains covenants that impose restrictions on our ability to operate.

We have a substantial amount of indebtedness. As of June 30, 2021, our total debt outstanding under our term loan was approximately $1,441.3 million and additional unused borrowing capacity under our revolving credit facility was $75 million. The loan agreement for this indebtedness contains certain customary representations and warranties, affirmative and negative financial covenants, indemnity obligations, and events of default. These covenants could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, business growth, or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

a springing financial covenant test and leverage-based negative covenants contained in the debt agreement require us to meet financial tests that may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	our debt level makes us more vulnerable to competitive pressures or a downturn in our business or the economy generally.

Our ability to comply with the provisions of the debt agreement may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our debt repayment obligations.

If we lose key personnel or if we are unable to attract, hire, integrate, and retain key personnel, and other necessary employees, our business would be harmed.

Our future success depends in part on our ability to attract, hire, integrate, and retain key personnel. Our future success also depends on the continued contributions of our executive officers and other key personnel, each of whom may be difficult to replace. In particular, Judson Ivy, our founder, president and chief executive officer, is critical to the management of our business and operations, and the development of our strategic direction. The loss of services of Mr. Ivy or any of our other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. The replacement of any of these key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Competition for the caliber and number of employees we require is intense. We may face difficulty identifying and hiring qualified personnel at compensation levels consistent with our existing compensation and salary structure. In addition, we invest significant time and expense in training each of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring, integrating and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, which could harm our business.

We believe that our corporate culture has been an important contributor to our success, which we believe fosters innovation, teamwork, and passion for providing high levels of customer satisfaction. We believe that our continuous investment in our people, their talents, and their lives creates a virtuous cycle in which they are both happier and more effective in their jobs. As we continue to grow, we must effectively integrate, develop, and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance, or execute on our business strategy.

We rely on third-party providers, including Microsoft Azure, for computing infrastructure, network connectivity, and other technology-related services. Any disruption in the services provided by such third-party providers could adversely affect our business and subject us to liability.

We utilize computing infrastructure provided by third parties, largely through cloud-based data centers offered through Microsoft Azure Cloud. Our cloud service provider for Microsoft Azure Cloud is Hanu Software Solutions Inc. (“Hanu”). The current statement of work between us and Hanu terminates on March 10, 2025, and we may terminate our agreement with Hanu at any time by giving at least 90 days-notice in writing. Our computing infrastructure service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our computing infrastructure service providers is acquired, we may be required to transition to a new provider and we may incur significant costs and possible service interruption in connection with doing so. For example, upon termination of our agreement with Hanu, all rights and licenses granted, including all services and deliverables, will cease immediately.

Problems faced by our computing infrastructure service providers, including those operated by Microsoft, could adversely affect the experience of our customers. Microsoft Azure has also had and may in the future experience significant service outages.

Additionally, if our computing infrastructure service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect our service levels or cause our third-party hosted systems to fail. Our agreements with third-party computing infrastructure service providers may not entitle us to service level credits that correspond with those we offer to our customers.

Any changes in third-party service levels at our computing infrastructure service providers, or any related disruptions or performance problems, could adversely affect our reputation and may damage our customers’ stored files, result in lengthy interruptions in our services, or result in potential losses of customer data. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to service level credit claims and potential liability, allow our customers to terminate their contracts with us, or adversely affect our renewal rates.

The COVID-19 pandemic has negatively affected and may continue to negatively affect, our business, operating results, and financial condition and the emergence of and effects related to another pandemic, epidemic, outbreak of an infectious disease or natural or man-made disaster could have additional negative effects.

In response to the COVID-19 pandemic, governments around the world have implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. Restrictions on businesses and travel are occurring based on state and local guidelines and vary by locality and cannot be reasonably predicted. Although such restrictions have begun to ease, if conditions worsen, we may need to implement new restrictive measures that could adversely affect our business. Additionally, after re-openings, a resurgence of cases, including as a result of spikes in the fall and winter months or due to the emergence of new variants of the virus, could lead to further shut-downs or restrictions after the initial re-opening. These measures may further impact all or portions of our workforce and operations and the operations of our customers. These impacts include decreases in patient volumes, the delay in scheduling and performance of elective procedures, the need for personal protective equipment and other protective measures for front-line employees, and work-from-home arrangements. Restrictions on our employees’ ability to travel could affect our ability to sell or onboard certain services. Our business, along with the global economy, has been adversely affected by these measures, which have resulted in significant reductions in spending, volatile economic conditions, and business disruptions across markets globally.

During the year ended December 31, 2020, the adverse impacts to our results of operations which resulted from certain revenue pressure due to declining volumes and deferred procedures were partially offset by our cost control initiatives which were implemented in 2020. Many of our clients experienced year-over-year declines in NPR during certain portions of 2020, though we cannot precisely quantify the impact of the COVID-19 pandemic due to the numerous other variables that impact our client NPR which are unrelated to the pandemic. Such variables include, but are not limited to, fluctuations in patient volumes, case mix and length of stay, as well as changes in reimbursement rates. Our net income for the fiscal year ended December 31, 2020 was $100.7 million. However, we are unable to quantify changes to our net income as a direct result of the impact of COVID-19 as compared to other healthcare industry trends and factors such as product enhancements, improvements in our go-to-market strategies, and any other general market and macroeconomic conditions that may have impacted demand for our products during the same period. Furthermore, since we cannot precisely quantify the impact of the pandemic on our clients’ NPR, we cannot extrapolate to quantify the impact on our net revenue or net income, which were further impacted by other effects of the pandemic besides declines in client NPR, such as accelerations or delays in client purchasing decisions and our cost management initiatives. In response to governmental restrictions and/or concerns regarding the spread of the virus, many patients and/or providers have delayed or cancelled routine and non-essential medical procedures and physician visits. We also have a large number of employees now working from home, and such arrangements may involve increased use of unsecured Wi-Fi and use of office equipment off premises, which may make our business more vulnerable to cybersecurity breach attempts. Work from home arrangements may increase our security vulnerabilities as they may not have technical, administrative and physical security safeguards as robust as may be found in the office setting. In addition, our software development and maintenance personnel located in India have experienced travel restrictions across the country in response to a significant spike in COVID-19 cases. These travel restrictions, other containment measures, and the sudden spread of COVID-19 in India could impair our ability to develop new software for our solutions and perform maintenance on our existing platforms. The COVID-19 pandemic and the response to it have caused an economic slowdown. An economic slowdown, recession, or other uncertainty as a result of the COVID-19 outbreak could negatively affect us by reducing patient or service volumes and payment ability. The extent to which COVID-19 will ultimately impact our results will depend on future developments, which are highly uncertain, but could materially and adversely impact our business, results of operations, and liquidity in future periods.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk factors” section. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the duration of the pandemic, travel restrictions, business closures, or business disruption, and the actions taken throughout the world, including in the markets we serve, to contain COVID-19 or treat its impact. The severity, magnitude, and duration of the COVID-19 pandemic is uncertain, rapidly changing and difficult to predict and depends on events beyond our knowledge or control. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Further, if another pandemic, epidemic, outbreak of an infectious disease, other public health crisis or natural or man-made disaster were to occur in an area in which we or our partners operate, our operations could be negatively impacted.

We may be liable to our customers or third parties if we make errors in providing our services, and our anticipated revenue may be lower if we provide poor service.

The services we offer are complex, and we make errors from time to time. Errors can result from within our proprietary technology platform, within our customers’ systems or the interface between our platform and a customer’s or vendor’s systems, or we or our customers or vendors may make human errors in any aspect of our service offerings. The costs incurred in correcting any material errors may be substantial and could adversely affect our operating results. They may also leave us vulnerable to potential liability and financial and reputational damages. Our customers, or third parties such as our customers’ patients, may assert claims against us alleging that they suffered damages due to our errors, and such claims could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such claims. In addition, if we provide poor service to one or more customers and the customer or customers have poor operational performance, our incentive fees and base fees will be less, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

We collect, on behalf of our customers, medical co-pays and other payments that are due to our customers from their patients, and we are responsible for selecting vendors that collect defaulted payments that are due to our customers from their patients. This collection practice, especially with regard to defaulted payments, has been perceived negatively by the public and this negative perception could affect our business, results of operations, and financial condition.

We collect, on behalf of our customers, medical co-pays and other non-defaulted payments that are owed to our customers from their patients, and we are responsible for selecting vendors that collect defaulted payments that are owed to our customers from their patients. Collection of these payments from patients may increase in significance as industry trends continue to increase patient responsibility as a percentage of total compensation to healthcare providers. The collection process, especially with regard to defaulted payments, has received widespread, unfavorable publicity, has been negatively perceived by the public, and, in the case of our customers which are tax-exempt organizations described in section 501(c)(3) of the Internal Revenue Code (the “Code”), subject to limitations imposed on those clients by law, and could result in a material adverse effect on our business, results of operations, and financial condition.

If we are not able to maintain and enhance our reputation and brand recognition for any reason, including as a result of becoming involved in litigation, investigations and regulatory inquiries, and proceedings, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers and to our ability to attract new customers. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur in the process of marketing our solutions, and our results of operations could be harmed.

Additionally, we may become subject to lawsuits, claims, audits, and investigations related to our business. These may lead to unfavorable publicity for us and may materially adversely affect our business, financial condition, operating results, and cash flows in various ways, including subjecting us to significant liability, resulting in significant settlement payments, or having a disruptive effect upon the operation of our business and consuming the time and attention of our senior management. We may incur substantial expenses in connection with these litigation matters, including substantial fees for attorneys. There is risk that certain claims may not be covered by our insurance policies, or that, even if covered, our ultimate liability will exceed the available insurance.

Any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, or any adverse publicity surrounding one of our customers, could make it substantially more difficult for us to attract new customers. In addition, a competitor’s actions or difficulties can also negatively impact our market and our operations. If we do not successfully maintain and enhance our reputation and brand recognition which is impacted by external forces, including our competition, which are out of our control, our business may not grow and we could lose our relationships with customers, which would harm our business, results of operations, and financial condition.

We face risks associated with past and future investments, acquisitions, and other strategic transactions.

We may buy or make investments in complementary or competitive companies, products, and technologies, sell strategic businesses or other assets, or engage in other strategic transactions. For example, in 2021, we acquired Odeza LLC, a digital patient communications platform, and in 2020, we acquired iNVERTEDi IT Consultancy Private Limited, an India-based company engaged in the business of providing technology solutions. The consideration exchanged for an acquisition may be greater than the value we realize from the transaction. In addition, we and our Sponsors periodically evaluate our capital structure and strategic alternatives with advisors and other third parties in an effort to maximize value for our stockholders, including in the lead up to and through this offering. We cannot be certain when, or if, any of the discussions we have will lead to a proposal that we may find attractive, including with respect to the refinancing or repricing of some or all of our indebtedness, the sale of some or a significant portion of our assets, or other similar significant transactions. Whether in connection with such events or otherwise, we may also take other actions that impact our balance sheet and capital structure, including the payment of special dividends, the increase or decrease of regular dividends, repayment of debt, repurchases of our equity through privately negotiated transactions, as part of a tender offer, in the open market and/or through a share repurchase plan, including an accelerated share repurchase plan, or any other means permitted by law. In some cases these transactions could be with, or disproportionately benefit, one or more of our significant stockholders.

Future transactions could result in significant transaction-related charges, acceleration of some or all payments under our tax receivable agreement, disparate tax treatment for our stockholders, as compared to the Continuing LLC Owners, distraction for our management team, and potential dilution to our equity holders. In addition, we face a number of risks relating to such transactions, any of which could harm our ability to achieve the anticipated benefits of our past or future strategic initiatives and transactions.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results or financial condition.

Although we currently have no business acquisitions pending, we may pursue acquisition opportunities in the future. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely affect our business, operating results, and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results, and financial condition.

The estimates of market opportunity and forecasts of market growth included herein may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included herein are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included herein relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included herein, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We offer our services in many jurisdictions and, therefore, may be subject to state and local taxes that could harm our business or that we may have inadvertently failed to pay.

We may lose sales or incur significant costs should various tax jurisdictions be successful in imposing taxes on a broader range of services. Imposition of such taxes on our services could result in substantial unplanned costs, would effectively increase the cost of such services and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Negative public perception in the United States regarding offshore outsourcing and proposed legislation may increase the cost of delivering our services.

Offshore outsourcing is a politically sensitive topic in the United States. For example, various organizations and public figures in the United States have expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. Current or prospective customers may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. While we do not offshore a significant portion of work today, our practice could evolve in the future.

Changes in tax laws or in their implementation may adversely affect our business and financial condition.

Changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted legislation commonly referred to as the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), the limitation of the deduction for net operating losses (“NOLs”) arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), the modification of U.S. tax on foreign earnings, including the introduction of Global Intangible Low-Tax Income (“GILTI”), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time, and the modification or repeal of many business deductions and credits.

As part of Congress’s response to the COVID-19 pandemic, the Families First Coronavirus Response Act, commonly referred to as the FFCR Act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, commonly referred to as the CARES Act, was enacted on March 27, 2020. Both contain numerous tax provisions. Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen impact of these laws on our business and financial condition. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act or the CARES Act.

In addition, the Biden administration recently proposed to increase the U.S. corporate income tax rate from 21% to 28%, increase U.S. taxation of international business operations, and impose a global minimum tax. Legislation recently introduced by Democrats on the House Ways and Means Committee would increase the U.S. corporate income tax rate from 21% to 26.5% and make other substantial changes to international and other provisions of the U.S. tax laws. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers or our customers, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations and cash flows.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits and losses earned by us and our subsidiaries in various tax jurisdictions, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, future changes to accounting rules and tax laws, such as the U.S. federal income tax laws, or their interpretation, the results of examinations by various tax authorities and the impact of any acquisition, business combination, or other reorganization or financing transaction.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy,

changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

In addition, we are subject to examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. There can be no assurance that a determination by a tax authority will not have an adverse effect on our business, financial condition, results of operations, and cash flows.

The imposition of legal responsibility for obligations related to our customers’ employees could adversely affect our business and subject us to liability.

Under our business model, we work with customers’ employees engaged in the activities included in the scope of our services. Our agreements with customers establish the division of responsibilities between us and our customers for various personnel management matters, including compliance with and liability under various employment laws and regulations. We could, nevertheless, be found to have liability with our customers for actions against or by employees of our customers, including under various employment laws and regulations, such as those relating to discrimination, retaliation, wage and hour matters, occupational safety and health, family and medical leave, notice of facility closings and layoffs and labor relations, and any such liability could result in a material adverse effect on our business.

Risks related to Bon Secours Mercy Health

BSMH currently accounts for a significant portion of our net revenue. The early termination of the BSMH Agreement, or any significant loss of business from any of our other large customers, would have a material adverse effect on our business, results of operations, and financial condition.

BSMH has accounted for a significant portion of our net revenue each year since the Golden Gate Capital Acquisition. For the six months ended June 30, 2021 and 2020, net revenue from BSMH accounted for 51% and 65% of our total net revenue, respectively. In 2020, the 2019 Successor period and the 2019 Predecessor period, net revenue from BSMH accounted for 61%, 66%, and 73% of our total net revenue, respectively. The early termination of the BSMH Agreement, the loss of any of our other large customers or their failure to renew their customer contracts with us upon expiration, or a reduction in the fees for our services for these customers, could have a material adverse effect on our business, results of operations, and financial condition.

Risks related to regulation

The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity, and adversely affect our business.

The healthcare industry is heavily regulated and is subject to changing political, legislative, regulatory, and other influences. Many healthcare laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the services we provide. There can be no assurance that our operations will not be challenged or adversely affected by enforcement initiatives. Our failure to anticipate the application of these laws and regulations to our business, or any other failure to comply with regulatory requirements, could create liability for us, lead to costly and disruptive investigations, result in adverse publicity, and adversely affect the attractiveness of our services to existing customers and our ability to market new services. We are unable to predict what changes to laws or regulations might be made in the future or how those changes could affect our business or our operating costs.

Developments in the healthcare industry, including national healthcare reform, could adversely affect our business.

The healthcare industry has changed significantly in recent years and we expect this to continue. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act” or the “ACA”) in 2010 made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA as well as efforts to repeal or replace certain aspects of the ACA. The U.S. Supreme Court is currently reviewing the constitutionality of the ACA in its entirety. We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could have material adverse impact on our customers and as a result, our operational results or the manner in which we operate our business.

In addition, healthcare reform is causing some payors to transition from volume to value-based reimbursement models, which can include risk-sharing, bundled payment, and other innovative approaches. While these models may provide us with opportunities to provide new or additional services (e.g., our value based reimbursement capabilities within our RCM service offering) and to participate in incentive-based payment arrangements, there can be no assurance that such new models and approaches will prove to be profitable to our customers or us. Further, new models and approaches may require investment by us to develop technology or expertise to offer necessary and appropriate services or support to our customers, and the amount of such investment and the timing for return of such investment are not fully known at this time. In addition, some of these new models are being offered as pilot programs and there is no assurance that they will continue or be renewed. Further, adoption of such new models and approaches may require compliance with a range of federal and state laws relating to fraud and abuse, insurance, reinsurance, and managed care regulation, billing and collection, corporate practice of medicine restrictions, and licensing, among others. Many states in which these new value-based structures are being developed lack regulatory guidance or a well-developed body of law for these new models and approaches, or may not have updated their laws or enacted legislation yet to reflect the new healthcare reform models. As a result, new and existing laws, regulations, or guidance could have a material adverse effect on our current and future operations, and could subject us to the risk of restructuring or terminating our customer agreements and arrangements, as well as the risk of regulatory enforcement, penalties, and sanctions, if enforcement agencies disagree with our interpretation of applicable laws.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of health-related and other personal information. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The privacy and security of health-related and other personal information stored, maintained, received or transmitted electronically is a major issue in the United States. While we strive to comply with all applicable privacy and security laws and regulations, as enforced by the Federal Trade Commission and state attorneys general, these regulations continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by individuals, clients, government entities, or others, and could also cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy risks in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about us or our customers with regard to the collection, processing, use, disclosure, or security of personal information, or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

Numerous foreign, federal and state laws, and regulations govern collection, dissemination, use, and confidentiality of personal information, including HIPAA and state data privacy and security laws (including state breach notification laws). HIPAA imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates,” such as us, that create, receive, maintain or transmit individually identifiable health information, known as “protected health information,” or “PHI”, for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of PHI. HIPAA contains substantial restrictions and requirements with respect to the use and disclosure of individuals’ PHI. We have implemented and maintain physical, technical and administrative safeguards intended to protect the personal information we handle, and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of such information and properly responding to any security incidents or breaches.

Enforcement of HIPAA violations is increasing. The U.S. Department of Health & Human Services (“HHS”) may resolve HIPAA violations through informal means, such as allowing a covered entity to implement a corrective action plan, but HHS has the discretion to move directly to impose monetary penalties and is required to impose penalties for violations resulting from willful neglect. Violations of HIPAA and its implementing regulations may result in significant civil and criminal violation. However, a single breach incident can result in violations of multiple standards, which could result in significant fines.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Qualifying breaches affecting 500 patients must also be reported to the local media. We have experienced minor breaches of PHI in the ordinary course of business. While none have involved more than 500 individuals in the past, we cannot guarantee that we will not have a breach of PHI involving more than 500 individuals in the future. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving personal information.

In addition to enforcement by HHS, state attorneys general may bring civil actions in response to violations of HIPAA privacy and security regulations, and/or state privacy and security laws that threaten the privacy of state residents. In addition, HIPAA’s standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

Our customers also are subject to any federal or state privacy-related laws that may be more restrictive than the privacy regulations issued under HIPAA, or that offer greater individual rights with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other and may be subject to varying interpretations by courts and government agencies. For example, the California Confidentiality of Medical Information Act imposes restrictive requirements regulating the use and disclosure of health-related and other personal information. These laws and regulations often provide for civil penalties for violations, as well as a private right of action for data breaches. Further, various states recently have enacted, and other states are considering, new law concerning the privacy and security of personal information.

To the extent we and our clients are subject to such requirements, these laws and regulations often have far-reaching effects, including creating complex compliance issues, and additional costs to modify, adapt or acquire new systems and processes, for us and our clients and potentially exposing us to additional expense, adverse publicity and liability, may require us to modify our data processing practices and policies, divert resources from other initiatives, may require us to incur substantial costs and expenses to comply, and may render our international operations impracticable or make them substantially more expensive.

Given the omnipresent threat of potential cybersecurity incidents or security breaches, we, or our customers, could be required to report such breaches to affected consumers or regulatory authorities. In addition, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, and enforcement bodies have recently increased their scrutiny of the healthcare industry. Any such disclosures, incidents, allegations of deficiencies in data security practices, investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand, reputation, financial position, and operating results, require us to change aspects of our business practices, make it more difficult to retain existing customers or attract new customers, any of which could have an adverse effect on our business. A breach of our safeguards and processes that is not due to reasonable cause or involves willful neglect could expose us to significant civil penalties and the possibility of civil litigation under HIPAA and/or applicable state law.

Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

In addition, we have policies and procedures that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue or misleading, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders.

In addition to the applicable federal and state laws, we or certain of our vendors are also subject to PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processor fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Our vendors may be subject to review under the PCI DSS requirements, and may now or in the future, have items that require improvement. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

During the current COVID-19 pandemic, we have shifted many employees to work from home environments. This introduces additional risk surrounding theft of company property and access to personal information.

If we or our clients fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

Healthcare is one of the largest industries in the United States and one of the costliest lines in the federal budget. As a result, the healthcare industry continues to attract attention from legislators and regulators. A number of state and federal healthcare fraud and abuse laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for items or services that may be paid for by any federal or state healthcare program and, in some instances, any private program. These laws are complex, may change rapidly, and their application to our specific services and relationships may not be clear and may be applied to our business in ways we do not anticipate. Of particular important are the following:

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The federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration (other than those that satisfy specific “safe harbors”) in return for referring, ordering, leasing, purchasing, recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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The federal False Claims Act (the “FCA”), which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The government has prosecuted RCM service providers for causing the submission of false or fraudulent claims in violation of the FCA. Moreover, suits filed under the FCA, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The U.S. Department of Health and Human Services Office of Inspector General, or OIG, has expressed a longstanding concern that percentage-based billing arrangements may increase the risk of improper billing practices under the FCA;

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The criminal healthcare fraud provisions under the Health Insurance Portability and Accountability Act of 1996, as amended by the HITECH Act and regulations implemented thereunder (collectively, “HIPAA”), and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation; and

•	Similar state law provisions pertaining to anti-kickback and false claims issues, some of which may apply to items or services reimbursed by any payor, including patients and commercial insurers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. These laws are complex, may change rapidly and their application to our specific services and relationships may not be clear and may be applied to our business in ways we do not anticipate. New payment structures, for example, such as accountable care organizations and other arrangements involving combinations of healthcare providers who share savings, potentially implicate the AKS, the FCA and other fraud and abuse laws. In addition, errors created by our proprietary applications or services or errors in the information that we receive from our customers that relate to entry, formatting, preparation, or transmission of claims, reporting of quality or other data pursuant to value-based purchasing initiatives, or cost report information, or delays in processing such information may be alleged or determined to cause the submission of false claims or otherwise be in violation of these laws. We rely on our customers’ data and do not independently verify the accuracy of all of the data received from our clients. Further, the continued growth of our coding and billing services provided from a global business services environment necessitates comprehensive monitoring and oversight of these services to ensure a constant vigilance to quality control and regulatory compliance.

If our technology, revenue cycle management solutions or billing, coding and other services, or our financial arrangements with customers in the position to refer business to us are found to be in violation of any of the government regulations that apply to us, we may be subject to substantial penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, additional integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our business, results of operations or financial condition. Any action against us or our customers for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity, any of which could adversely affect demand for our products and services, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

The failure of our vendors to comply with debt collection and consumer credit reporting regulations could potentially subject us to liabilities, which could harm our reputation and business.

The U.S. Fair Debt Collection Practices Act, (“FDCPA”), regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of our or our vendors’ accounts receivable activities may be subject to the FDCPA. Many states impose additional requirements on debt collection communications, and some of those requirements may be more stringent than the comparable federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that may be inconsistent among different jurisdictions. Further, debt collection practices can implicate the limitations on applicable clients under Internal Revenue Code Section 501(r). We and certain of our vendors are also subject to the Fair Credit Reporting Act (“FCRA”), which regulates consumer credit reporting and which may impose liability to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. Certain of our vendors could incur costs or could be subject to fines or other penalties under the FCRA if the FTC determines that they have mishandled protected information. We, certain of our vendors, or our customers could be required to report such breaches to affected consumers or regulatory authorities, leading to disclosures that could damage our reputation or harm our business, financial position, and operating results.

Risks related to intellectual property

We may be unable to adequately protect our intellectual property.

Our success depends, in part, upon our ability to establish, protect, and enforce our intellectual property and other proprietary rights. If we fail to establish or protect our intellectual property rights, we may lose an important advantage in the market in which we compete. We rely upon a combination of patent, trademark, copyright, and trade secret law and contractual terms and conditions to protect our intellectual property rights, all of which provide only limited protection. We cannot assure you that our intellectual property rights are sufficient to protect our competitive advantages. We cannot assure you that any patents issued or that will be issued from current or future applications will provide us with the protection that we seek or that any current or future patents issued to us will not be challenged, invalidated or circumvented. Legal standards relating to the validity, enforceability, and scope of protection of patents are uncertain. Also, we cannot assure you that any trademark registrations will be issued for pending or future applications or that any of our trademarks will be enforceable or provide adequate protection of our proprietary rights.

We also rely in some circumstances on trade secrets to protect our technology. Trade secrets may lose their value if not properly protected. We endeavor to enter into non-disclosure agreements with our employees, customers, contractors, and business partners to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations, and financial condition. Monitoring infringement of our intellectual property rights can be difficult and costly, and enforcement of our intellectual property rights may require us to bring legal actions against infringers. Infringement actions are inherently uncertain and therefore may not be successful, even when our rights have been infringed, and even if successful, may require a substantial amount of resources and divert our management’s attention.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their intellectual property rights by means such as patents, trade secrets, copyrights, and trademarks. We have not conducted an independent review of patents issued to third parties. Additionally, because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of pending patent applications that relate to our proprietary technology. Any party asserting that we infringe its proprietary rights would force us to defend ourselves, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could: subject us to significant liability for damages and invalidation of our proprietary rights; cause interruption or cessation of our operations; require us to enter into royalty or licensing agreements with third parties; and consume time which would otherwise be spent on our core business. Even if we prevail, the cost of such litigation could have a material adverse impact on our financial resources. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions, or trial testimony. The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks, and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the risk of such a lawsuit will likely increase as our size and scope of our services and technology platforms increase, as our geographic presence and market share expand, and as the number of competitors in our market increases. Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Risks related to our organizational structure

Our principal asset is our interest in Ensemble Health Partners Holdings, LLC, and we are dependent on distributions from Ensemble Health Partners Holdings, LLC and its consolidated subsidiaries to pay our taxes and expenses, including payments under the tax receivable agreement. Ensemble Health Partners Holdings, LLC’s ability to make such distributions may to be subject to various limitations and restrictions.

Upon completion of this offering, we will be a holding company and have no material assets other than our ownership of the LLC Units. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the tax receivable agreement, or declare and pay dividends in the future, if any, depend upon the results of operations and cash flows of Ensemble Health Partners Holdings, LLC and its consolidated subsidiaries and distributions we receive from Ensemble Health Partners Holdings, LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions. For example, distributions to us from Ensemble Health Partners Holdings, LLC are subject to the limitations of Section 18-607 of the Delaware Limited Liability Company Act and the terms of our Credit Agreement.

We anticipate that Ensemble Health Partners Holdings, LLC will continue to be treated as a partnership (and not as a “publicly traded partnership,” within the meaning of Section 7704(b) of the Code, subject to tax as a corporation) for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units. Accordingly, we and our subsidiaries will be required to pay income taxes on our allocable share of any net taxable income of Ensemble Health Partners Holdings, LLC. Further, Ensemble Health Partners Holdings, LLC and its subsidiaries may, absent an election to the contrary, be subject to material liabilities pursuant to partnership audit rules enacted pursuant to the Bipartisan Budget Act of 2015 and related guidance if, for example, its calculations of taxable income are incorrect. Further, we will be responsible for the unpaid tax liabilities of the corporate entity we acquire as part of the Reorganization Transactions, including for the taxable year (or portion thereof) of such entity ending on the date of this offering. To the extent that we need funds and Ensemble Health Partners Holdings, LLC and its subsidiaries are restricted from making such distributions to provide such funds, under applicable law or regulation, or as a result of covenants in the Credit Agreements, we may not be able to obtain such funds on terms acceptable to us or at all, and as a result, could suffer an adverse effect on our liquidity and financial condition.

We will be required to pay the Continuing LLC Owners and certain of our other pre-IPO investors and their affiliates for certain tax benefits we may realize in accordance with the tax receivable agreement between us and the Continuing LLC Owners and those other parties, and we expect that the payments we will be required to make will be substantial.

Our direct or indirect acquisition of LLC Units in connection with this offering (including the Reorganization Transactions) and future exchanges of LLC Units for shares of our Class A common stock (or cash) and payments of additional amounts pursuant to a tax receivable agreement are expected to produce or otherwise deliver to us favorable tax attributes. Upon the completion of this offering, we will be a party to a tax receivable agreement, under which we generally will be required to pay to certain of our Continuing Owners (collectively, the “TRA Beneficiaries”) 85% of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (1) tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock (or cash) and (ii) payments made under the tax receivable agreement, (2) the utilization of net operating losses and other tax attributes (including existing tax basis in the assets of Ensemble Health Partners Holdings,

LLC and certain of its subsidiaries that is attributable to prior acquisitions) of GGCOF EHL Blocker, LLC and certain of our pre-IPO investors who contribute units of Ensemble Health Partners Holdings, LLC to us as part of the Reorganization Transactions, and (3) deductions attributable to payments of imputed interest under the tax receivable agreement. We generally will retain the benefit of the remaining 15% of the applicable tax savings.

The payment obligations under the tax receivable agreement are obligations of Ensemble Health Partners, Inc., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the tax attributes (including the tax basis created as a result of the exchange of LLC Units) described in the foregoing paragraph would aggregate to approximately $         over          years from the date of this offering based on an initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future sales of LLC Units in exchange for our Class A common stock (or cash) would occur one year after this offering. In this scenario, we would be required to pay the TRA Beneficiaries         % of such amount, or $         , over the         -year period from the date of this offering. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Tax receivable agreement.”

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of sales by the Continuing LLC Owners, the price of our Class A common stock at the time of the sales, the amount and timing of the taxable income we generate in the future, the tax rates then applicable to us, and the portions of our payments under the tax receivable agreement constituting imputed interest. Any increase in the U.S. federal corporate tax rate would be expected to increase the amounts of payments due under the tax receivable agreement. See above regarding changes in tax laws. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest (generally calculated at a rate of         %). Any such benefits that we are deemed to realize under the terms of the tax receivable agreement are covered by the tax receivable agreement and will increase the amounts due thereunder. The tax receivable agreement will provide that interest, at a rate equal to         %, will accrue from the due date (without extensions) of the tax return to which the applicable tax benefits relate to the date of payment specified by the tax receivable agreement. In addition, under certain circumstances where we are unable to make payment by the date so specified, the tax receivable agreement will provide for interest to accrue on the unpaid amount from the date so specified until the date of actual payment, at a rate equal to         . Payments under the tax receivable agreement are not conditioned on the TRA Beneficiaries’ ownership of our shares after this offering.

Payments under the tax receivable agreement will be based in part on our tax reporting positions. We will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, the payments we are required to make under the tax receivable agreement could exceed the benefits that we actually realize in respect of the attributes in respect of which the tax receivable agreement required us to make payment.

The amounts that we may be required to pay to the TRA Beneficiaries under the tax receivable agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The tax receivable agreement will provide that in the case of a change of control of the Company (as defined therein) or a material breach of our obligations (that is not timely cured) under the tax receivable agreement, or if, at any time, we elect an early termination of the tax receivable agreement, our payment obligations under the tax receivable agreement will accelerate and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. We will be required to make a payment to the TRA Beneficiaries covered by such termination in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of (i)          per annum and (ii) SOFR plus         %, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In certain cases, a sale or other disposition of a substantial portion of assets of Ensemble Health Partners Holdings, LLC will be treated as a change of control transaction. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the tax receivable agreement may result in situations where the TRA Beneficiaries have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

If we were to elect to terminate the tax receivable agreement immediately after this offering, based on an assumed initial public offering price of $             per share of our Class A common stock (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we would be required to pay approximately $             in the aggregate under the tax receivable agreement.

In certain circumstances, under its limited liability company agreement, Ensemble Health Partners Holdings, LLC will be required to make tax distributions to us, the Continuing LLC Owners and the distributions that Ensemble Health Partners Holdings, LLC will be required to make may be substantial.

Funds used by Ensemble Health Partners Holdings, LLC to satisfy its tax distribution obligations to the Continuing LLC Owners will not be available for reinvestment in our business. Moreover, the tax distributions that Ensemble Health Partners Holdings, LLC will be required to make may be substantial, and will likely exceed (as a percentage of Ensemble Health Partners Holdings, LLC’s net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, the use of an assumed tax rate in calculating Ensemble Health Partners Holdings, LLC’s tax distribution obligations, and tax distributions being made pro rata in accordance with economic interests, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on shares of our Class A common stock and instead, for example, hold such cash balances or lend them to Ensemble Health Partners Holdings, LLC, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units for such Class A common stock (or cash). Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued LLC Units from Ensemble Health Partners Holdings, LLC at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; to fund repurchases of its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon Continuing LLC Owners, which benefits are not conferred on Class A common stockholders generally.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon the Continuing LLC Owners, which benefits are not conferred on the holders of our Class A common stock generally. In particular, we will enter into the tax receivable agreement with Ensemble Health Partners Holdings, LLC and the TRA Beneficiaries, which will provide for the payment by us to the TRA Beneficiaries of 85% of the amount of tax benefits, if any, that we realize, or in some circumstances are deemed to realize, as a result of (1) tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock (or cash) and (ii) payments made under the tax receivable agreement, (2) the utilization of net operating losses and other tax attributes (including existing tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is attributable to prior acquisitions) of GGCOF EHL Blocker, LLC and certain of our pre-IPO investors who contribute units of Ensemble Health Partners Holdings, LLC to us as part of the Reorganization Transactions, and (3) deductions attributable to payments of imputed interest under the tax receivable agreement. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Tax receivable agreement.” for additional information. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We will not be reimbursed for any payments made to the TRA Beneficiaries under the tax receivable agreement in the event that any purported tax benefits are subsequently disallowed by the IRS.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreement and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments, if any, under the tax receivable agreement and may, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreement could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreement that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations, or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales, and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Risks related to financial reporting

We have identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our results of operations, our ability to operate our business, and investor confidence.

Upon becoming a public company, we will be required to comply with the SEC’s rules which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Although we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis after our first annual management report, we expect that we will not be required to make our first annual assessment of our internal control over financial reporting (including an auditor attestation on management’s internal controls report) until our annual report on Form 10-K for the fiscal year ending December 31, 2022.

To comply with the internal controls expectations of being a public company, we will need to undertake various actions as our business or applicable rules and regulations evolve, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff that have the requisite knowledge of U.S. GAAP. Testing and maintaining internal controls can be costly, challenging, and potentially divert our management’s attention from other matters that are important to the operation of our business.

In connection with the preparation of our consolidated financial statements, material weaknesses in our internal control over financial reporting were identified as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness where the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not maintain a sufficient complement of accounting resources to appropriately evidence formal procedures and controls to achieve complete, accurate and timely financial accounting, reporting, and disclosure or assess accounting impacts of the application of US GAAP within the consolidated financial statements of more complex transactions. This material weakness contributed to the following additional material weakness. The Company did not design or maintain effective controls related to the understanding, assessment and application of accounting requirements, and the recognition of certain complex transactions in the consolidated statement of cash flows.

These material weaknesses resulted in a revision to our December 31, 2019 successor period financial statements and immaterial adjustments to our December 31, 2020 successor period financial statements prior to their issuance. Additionally, these material weaknesses could result in a misstatement of one or more of our account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We are taking a number of steps to remediate these material weaknesses and to strengthen our internal control over financial reporting as a new public company, including allocating additional resources, technology and headcount to support our internal audit and external reporting functions. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal control over financial reporting and assist with the remediation and implementation of our internal controls as required. We are continuing to evaluate the longer-term resource needs of our various accounting functions. The actions we are taking and plan to continue to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate our material weaknesses, we cannot assure you that we will be able to do so in a timely manner, nor can we assure you that these measures will significantly improve or remediate the material weaknesses described above. In addition, our management has not performed an evaluation of our internal control over financial reporting, nor has our independent registered public accounting firm audited the effectiveness of our internal control over financial reporting, because such evaluation is not required at this time. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting, additional material weaknesses may have been identified.

If we fail to enhance our internal control over financial reporting and effectively remediate these material weaknesses, if we identify future material weaknesses in our internal control over financial reporting, or if we are unable to comply with the demands that will be placed upon us as a public company, in a timely manner, we may be unable to accurately report our consolidated financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Moreover, no matter how well designed, internal control over financial reporting has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be incorrect, and that breakdowns can occur because of error or mistake. Further, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the internal controls. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our reputation and stock price.

Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.

We prepare our financial statements in accordance with U.S. GAAP which are subject to interpretation or changes by the Financial Accounting Standards Board (FASB), the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results. Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change, our results of operations could be harmed.

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates, and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and use of estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for doubtful accounts, equity-based compensation, business combinations, impairment of long-lived assets, including intangible assets and goodwill. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Risks related to this offering and ownership of shares of our common stock

Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon completion of this offering, our Sponsors will beneficially own         % of the voting power of our outstanding Class A common stock and Class B common stock, on a combined basis (or         % if the underwriters exercise in full their option to purchase additional shares). As long as our Sponsors control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control and significant influence over our management and affairs and all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. See “Description of capital stock.” The concentration of voting power limits your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected. Even if their collective ownership falls below 50%, our Sponsors will continue to be able to strongly influence or effectively control our decisions.

Additionally, our Sponsors’ interests may not align with the interests of our other stockholders. Our Sponsors may, in the ordinary course of its business, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with our Sponsors, which may cause conflicts of interest with respect to our business.

Following this offering,                  of our                  directors will be affiliated with our Sponsors. Our directors who are affiliated with our Sponsors have fiduciary duties to us and, in addition, have duties to our Sponsors. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and our Sponsors, whose interests may be adverse to ours in some circumstances.

Upon the listing of our shares, we will qualify for certain exemptions from certain corporate governance requirements permitted to a “controlled company” under the Exchange’s rules; you may therefore not have the same protections afforded to stockholders of companies that are subject to these governance requirements.

Because our Sponsors will continue to collectively control a majority of the voting power of our outstanding Class A common stock and Class B common stock on a combined basis after completion of this offering, we will qualify to be a “controlled company” within the meaning of the Exchange’s corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock, we have a board of directors that is composed of a majority of “independent directors,” as defined under rules; a compensation committee that is composed entirely of independent directors; and a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we expect to have a board of directors that is composed of a majority of independent directors and do not expect to rely on exemptions permitted for controlled companies. However, we may utilize some or all of the exemptions applicable to “controlled companies” in the future. Accordingly, for so long as we qualify to be a “controlled company,” you may not have the same protections afforded to stockholders of companies that are subject to all of the Exchange’s corporate governance requirements. If we elect to rely on controlled company exemptions, our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed         % of the aggregate price paid by all purchasers of our stock but will own only approximately         % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the ownership of our stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships, including joint ventures and co-investments; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are unavailable or are unavailable on acceptable terms, our ability to develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the ownership of our then-existing stockholders may be reduced, and holders of the issued securities may have rights, preferences or privileges senior to those of our then-existing stockholders. In addition, any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

•	make it difficult for us to satisfy our obligations, including interest payments on any debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•

require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

•	limit our flexibility to plan for and react to changes in our business and the healthcare industry;

•	place us at a competitive disadvantage relative to our competitors;

•	limit our ability to pursue acquisitions; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could cause a significant decrease in our liquidity, and could have a material adverse effect on our business, financial condition, and results of operations.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to list shares of our Class A common stock on the Exchange under the symbol “    ,” an active trading market for our Class A shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we were a private company. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Exchange, and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming, or costly. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $                 million and $                 million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer, audit, and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Our results of operations and share price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly results of operations are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our results of operations and the trading price of our shares may fluctuate in response to various factors, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new solutions, commercial relationships, acquisitions, or other events by us or our competitors;

•	general market conditions, including volatility in the market price and trading volume of companies in the healthcare industry in particular;

•	network outages or disruptions of our solutions or their availability, or actual or perceived privacy, data protection, or network information breaches;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	sales of large blocks of our Class A common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	any default or anticipated default under agreements governing our indebtedness;

•	adverse publicity about us, our products and solutions, or our industry;

•	effects of public health crises, such as the COVID-19 pandemic;

•	general economic conditions and trends; and

•	other events or factors, including those resulting from major catastrophic events, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The Continuing LLC Owners have the right to have their LLC Units exchanged for shares of Class A common stock (or cash) and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

As of                 , 2021, we have an aggregate of                  shares of Class A common stock that are issuable upon exchange of LLC Units that are held by the Continuing LLC Owners. In connection with this offering, we will amend and restate the existing limited liability company agreement of Ensemble Health Partners Holdings, LLC, to, among other things, appoint the Company as the sole managing member of Ensemble Health Partners Holdings, LLC (the “New LLC Agreement”). Under the New LLC Agreement, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lock-up agreements with the underwriters, the Continuing LLC Owners will be entitled to have their LLC Units exchanged for shares of our Class A common stock or, at our option, cash (based on the current market value of our Class A common stock).

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding                  shares of Class A common stock, based on the number of shares outstanding as of                  and including shares of Class A common stock into which outstanding LLC Units may be exchanged, and assuming no exercises of outstanding options after                 . Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the “Shares eligible for future sale” section of this prospectus. We also intend to file a Form S-8 under the Securities Act to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, our Sponsors and certain other holders of our equity interests have certain demand registration rights that could require us in the future to file registration statements in connection with sales of additional shares of our Class A common stock by such parties. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Stockholders agreement.” Such sales could be significant. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the “Underwriters” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on shares of our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

Although Ensemble Health Partners Holdings, LLC previously declared dividends to its unit holders, we do not anticipate paying any regular cash dividends on shares of our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in shares of our Class A common stock is, and for the foreseeable future, will be solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

A credit ratings downgrade or other negative action by a credit rating organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations, and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to our Sponsor’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws, and the Delaware General Corporation Law (“DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential acquiror. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of capital stock.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, which may include financing our growth, developing new services, and funding capital expenditures, acquisitions, and investments. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

The dual class structure of our common stock makes our common stock ineligible for inclusion in certain stock indices, which may adversely affect the trading price and liquidity of our Class A common stock.

Although our Class A common stock and Class B common stock have identical voting rights, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices, including the S&P Composite 1500. Our dual-class capital structure makes us ineligible for inclusion in such indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. As a result, the market price and liquidity of shares of our Class A common stock could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” and other similar expressions, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our ability to retain and grow our existing customers or acquire new customers;

•	our ability to maintain our relationship with BSMH;

•	our ability to manage our operations effectively and manage future growth;

•	our ability to maintain or increase our profitability;

•	the pace of development of the market for our RCM solutions;

•	competition within the market;

•	breaches or failures of our information security measures or unauthorized access to a customer’s data;

•	our ability to innovate and achieve and maintain market acceptance for our offerings;

•	the impact of COVID-19 on our business, operations results and financial condition;

•	the loss of key personnel;

•	risks related to our indebtedness;

•	disruptions in the technology-related services provided by our third-party providers;

•	our potential liability resulting from future errors;

•	the impact of litigation;

•	our ability to comply with healthcare laws and regulations;

•	developments in the healthcare industry, including national healthcare reform;

•	our ability to comply with information privacy laws;

•	our ability to protect our intellectual property; and

•	the other factors identified under the heading “Risk factors” elsewhere in this prospectus.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to update any forward-looking statements whether as a result of new information, future developments or otherwise, except to the extent required by applicable law.

THE REORGANIZATION TRANSACTIONS

Organizational structure after completion of this offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Reorganization Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, after giving effect to the Reorganization Transactions, Ensemble Health Partners, Inc. will be a holding company, and its sole material asset (held directly or through wholly-owned subsidiaries) will be its equity interest in Ensemble Health Partners Holdings, LLC. As the direct or indirect sole managing member of Ensemble Health Partners Holdings, LLC, Ensemble Health Partners, Inc. will operate and control all of the business and affairs of Ensemble Health Partners Holdings, LLC and, through Ensemble Health Partners Holdings, LLC and its subsidiaries, conduct our business. Accordingly, although Ensemble Health Partners, Inc. will have a minority economic interest in Ensemble Health Partners Holdings, LLC, it will have the sole voting interest in, and control the management of, Ensemble Health Partners Holdings, LLC. As a result, Ensemble Health Partners, Inc. will consolidate Ensemble Health Partners Holdings, LLC in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners in its consolidated financial statements.

Our organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Ensemble Health Partners Holdings, LLC, an entity that is intended to be classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in Ensemble Health Partners, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing LLC Owners and Ensemble Health Partners, Inc. will incur U.S. federal and applicable state and local income taxes on their allocable share of any taxable income of Ensemble Health Partners Holdings, LLC (as allocated pursuant to the New LLC Agreement as it will be in effect at the time of this offering). In addition, pursuant to the Reorganization Transactions we will issue shares of our Class B common stock to the Continuing LLC Owners in an amount equal to the number of LLC Units held by each such Continuing LLC Owner. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See “Description of capital stock—Common stock.” After completion of this offering, the Continuing LLC Owners will beneficially own          % in the aggregate of our outstanding Class A common stock and Class B common stock on a combined basis. As described in more detail below, each LLC Unit of Ensemble Health Partners Holdings, LLC held by the Continuing LLC Owners can be exchanged (together with one share of our Class B common stock) for (1) one share of our Class A common stock (or cash) and is otherwise non-transferrable together with (2) payments of additional amounts pursuant to the tax receivable agreement.

Incorporation of Ensemble Health Partners, Inc.

Ensemble Health Partners, Inc. was incorporated in Delaware on May 28, 2021. Ensemble Health Partners, Inc. has not engaged in any business or other activities except in connection with its incorporation. Ensemble Health Partners, Inc.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of capital stock.”

Following this offering, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner, each of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to Ensemble Health Partners, Inc.’s stockholders, as described in “Description of capital stock—Common stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

The Reorganization Transactions

Reorganization

In connection with the closing of this offering, we will consummate the following transactions, which we refer to as the “Reorganization Transactions”:

•

We will amend and restate the existing limited liability company agreement of Ensemble Health Partners Holdings, LLC, to, among other things, recapitalize all of the outstanding units of Ensemble Health Partners Holdings, LLC into LLC Units appoint Ensemble Health Partners,

Inc. as the sole managing member of Ensemble Health Partners Holdings, LLC (such amended and restated limited liability company agreement of Ensemble Health Partners Holdings, LLC, the “New LLC Agreement”);

•

We will amend and restate Ensemble Health Partners, Inc.’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units they own, for nominal consideration;

•

A wholly-owned corporate subsidiary of the Company will be merged with and into GGCOF EHL Blocker, LLC (a current indirect equity owner of Ensemble Health Partners Holdings, LLC) with GGCOF EHL Blocker, LLC surviving, and as merger consideration the equity holder of GGCOF EHL Blocker, LLC will receive Class A Stock of the Company, certain rights under the TRA, and the right to receive certain cash in connection with the Offering;

•

Certain investors of Ensemble Health Partners Holdings, LLC will contribute certain Units of Ensemble Health Partners Holdings, LLC to the Company in exchange for Class A Common Stock and certain rights under the TRA;

•

We will issue                  shares of our Class A common stock to the purchasers in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $                 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

We will hold (directly or through one of our wholly-owned subsidiaries) newly-issued LLC Units from Ensemble Health Partners Holdings, LLC at a purchase price per interest equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions, collectively representing             $ of Ensemble Health Partners Holdings, LLC’s outstanding LLC Units (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Ensemble Health Partners Holdings, LLC will use the proceeds from the sale of LLC Units to pay the unpaid expenses of this offering, which we estimate will be $                 in the aggregate. We intend to use the remainder of the net proceeds from the offering, if any, for working capital and other general corporate purposes. See “Use of proceeds”; and

•

Ensemble Health Partners, Inc. will enter into (i) one or more tax receivable agreements with the TRA Beneficiaries (ii) a registration rights agreement and (iii) a stockholders agreement with our Sponsors. See below and also “Certain relationships and related party transactions.”

Tax Receivable Agreement

Pursuant to the New LLC Agreement, from time to time we may be required to acquire LLC Units of Ensemble Health Partners Holdings, LLC from the holders thereof upon exchange for shares of our Class A common stock (or cash) and payments of additional amounts pursuant to a tax receivable agreement. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Ensemble Health Partners Holdings, LLC intends to have an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), in effect for taxable years in which such sales of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries. When we acquire LLC Units from the Continuing LLC Owners, we expect that the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Ensemble Health Partners Holdings, LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Ensemble Health Partners Holdings, LLC and its subsidiaries to the extent increased tax basis is allocated to those capital assets.

Upon the completion of this offering, we will be a party to one or more tax receivable agreements. Under these agreements, we generally will be required to pay to the TRA Beneficiaries 85% of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we are deemed to realize as a result of (1) tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock or cash (as described in the paragraph above) and (ii) payments made under the tax receivable agreement (including imputed interest), (2) net operating losses and other tax attributes (including existing tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is attributable to prior acquisitions) of GGCOF EHL Blocker, LLC and certain of our pre-IPO investors who contribute units of Ensemble Health Partners Holdings, LLC to us as part of the Reorganization Transactions and (3) deductions attributable to payments of imputed interest under the tax receivable agreement. We generally will retain the benefit of the remaining 15% of the applicable tax savings.

This offering

In connection with the completion of this offering, we will issue             shares of our Class A common stock to the purchasers in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $             per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses. We intend to use the net proceeds we receive to purchase (directly or indirectly) (i)             newly issued LLC Units from Ensemble Health Partners Holdings, LLC and (ii)             issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or             LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $             per share, which is the midpoint of the price range on the front cover of this prospectus, at the time of this offering, we will purchase             newly issued LLC Units from Ensemble Health Partners Holdings, LLC for an aggregate of $             million (or             LLC Units for an aggregate of $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), collectively representing         % of Ensemble Health Partners Holdings, LLC outstanding LLC Units (or         %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Ensemble Health Partners Holdings, LLC will use the proceeds contributed to it as described in the section titled “Use of Proceeds” and will bear or reimburse Ensemble Health Partners, Inc. for all of the expenses of this offering. Accordingly, following this offering, we will hold (directly or indirectly through subsidiaries) a number of LLC Units that is equal to the sum of the number of shares of Class A common stock that we have issued to investors in this offering plus the number of shares of Class A common stock that we have issued to those of our pre-IPO investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of Class A common stock in this offering will be approximately $                million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on the same assumptions, we estimate our net proceeds will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $                million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Ensemble Health Partners Holdings, LLC to be used by it for working capital and general corporate purposes.

We intend to use the net proceeds from the sale by the Company of shares of Class A common stock in this offering to purchase directly or indirectly (i)                 newly-issued LLC Units from Ensemble Health Partners Holdings, LLC and (ii)                 issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or                 LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. Ensemble Health Partners Holdings, LLC will pay the expenses of this offering, which we estimate will be $                 in the aggregate. The Company will pay $                 to the Continuing Corporate Owner which represents cash proceeds in connection with the merger of a former corporate subsidiary of the Company with GGCOF EHL Blocker, LLC. Ensemble Health Partners Holdings, LLC will not receive any proceeds that we use to purchase                 LLC units and an equal number of shares of Class B common stock from Continuing LLC Owners. We intend to cause Ensemble Health Partners Holdings, LLC to use the remainder of the net proceeds from the offering as follows:

•

approximately $             million to repay a portion of the $1,441.3 million outstanding under our Term Loan(1) (as defined in “Description of Certain Indebtedness”) as of June 30, 2021, of which $785 million was borrowed in February 2021 and used to pay a special distribution to holders of our LLC Units; and

•

the remainder for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisition or investments.

Other than as discussed above, we do not have more specific plans for the net proceeds from this offering. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. As of the date of this prospectus, we intend to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit, government securities, or bank deposits. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

(1)

Upon consummation of this offering, amounts outstanding under our Term Loan will bear interest at a floating rate equal to, at our option, either (i) a Eurodollar rate for a specified interest period plus an applicable margin of 3.50% or (ii) a “base rate” plus an applicable margin of 2.50%. The “base rate” for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate ineffect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the Wall Street Journal as the “U.S. Prime Rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%. Amounts outstanding under our Term Loan following this offering and the use of proceeds therefrom mature on August 1, 2026. See “Description of Indebtedness”.

DIVIDEND POLICY

Our board of directors does not currently intend to pay dividends on our Class A common stock following completion of the offering. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. If Ensemble Health Partners, Inc. decides to pay a dividend on shares of our Class A common stock in the future, it would likely need to cause Ensemble Health Partners Holdings, LLC to make distributions to Ensemble Health Partners, Inc. in an amount sufficient to cover such dividend. If Ensemble Health Partners Holdings, LLC makes such distributions to Ensemble Health Partners, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions. Any future determination to declare cash dividends on shares of our Class A common stock will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Currently, the provisions of our credit facilities place certain limitations on the amount of cash dividends we can pay. See “Description of certain indebtedness.”

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of

June 30, 2021 on an actual basis, as well as on a pro forma basis to reflect:

•	the Reorganization Transactions;

•

the issuance of shares of Class A common stock by us in this offering and the receipt of approximately $                 in net proceeds from the sale of such shares, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the estimated net proceeds from the offering as described in “Use of proceeds.”

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Prospectus summary—Summary consolidated financial and other data—Non-GAAP financial measure” and “Management’s discussion and analysis of financial condition and results of operations” and other financial information contained in this prospectus.

	As of June 30, 2021
	Actual	Pro forma (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$76,051		$—

Indebtedness
Current portion of long-term debt(2)	$14,669	$
Long-term debt(2)	1,400,887		—

Members’/Stockholders’ equity:
Class A common stock, $ par value per share, shares authorized and shares outstanding on a pro forma basis	—
Class B common stock, $ par value per share, shares authorized and shares outstanding on a pro forma basis	—
Contributed capital/additional paid in capital	448,320
Retained earnings	12,399		—
Accumulated other comprehensive loss	(12)

Total members’/stockholder’s equity	460,707		—

Total capitalization	$1,876,263		$—

(1)	Pro forma reflects the Reorganization Transactions and application of the estimated proceeds of the offering as described in “Use of proceeds.”
(2)

Long-term debt is net of unamortized debt issuance costs of $25.7 million. For further description and definition of our Credit Agreement, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Indebtedness.”

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the as adjusted amount of each of cash and cash equivalents, contributed capital/additional paid in capital, total stockholders’ equity and total capitalization by $                million, assuming

the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the as adjusted amount of each of cash and cash equivalents, contributed capital/additional paid in capital, total stockholders’ equity and total capitalization to increase or decrease, respectively, by approximately $                million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Ensemble Health Partners Holdings, LLC to be used by it for working capital and general corporate purposes.

DILUTION

The Continuing LLC Owners will maintain their LLC Units of Ensemble Health Partners Holdings, LLC after the Reorganization Transactions. Because the Continuing LLC Owners do not own any Class A common stock or have any right to receive distributions from Ensemble Health Partners, Inc., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Units (other than Ensemble Health Partners, Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Ensemble Health Partners, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of Class A common stock is substantially in excess of the net tangible book value per share of our Class A common stock attributable to the existing stockholders for our presently outstanding shares of Class A common stock, after giving effect to the Assumed Exchange. Our net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Class A common stock issued and outstanding, after giving effect to the Assumed Exchange.

As of             , we had a historical net tangible book value of $                 million, or $                 per share of Class A common stock, based on                  shares of our Class A common stock outstanding as of                 , after giving effect to the Assumed Exchange. Dilution is calculated by subtracting net tangible book value per share of our Class A common stock from the assumed initial public offering price per share of our Class A common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book value after                 , after giving effect to the Reorganization Transactions, the Assumed Exchange, and the sale of shares of our Class A common stock in this offering assuming an initial public offering price of $                 per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of                  would have been approximately $                 million, or $                 per share of Class A common stock. This amount represents an immediate decrease in net tangible book value of $                 per share of our Class A common stock to the existing stockholders and immediate dilution in net tangible book value of $                 per share of our Class A common stock to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , before giving effect to this offering	$
Increase in net tangible book value per share attributable to investors purchasing shares in this offering
Less: Pro forma as adjusted net tangible book value per share, after giving effect to this offering
Dilution in as adjusted net tangible book deficit per share to investors in this offering

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange would be $                 per share of our Class A common stock. This represents a decrease in pro forma as adjusted net tangible book value of $                 per share of our Class A common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value of $                 per share of our Class A common stock to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would decrease (increase) the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange by $                , or by $                 per share of our Class A common stock, assuming no change to the number of shares of our Class A common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would increase (decrease) the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange by $                , assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same.

The following table summarizes, as of                 , on the pro forma basis described above, the total number of shares of Class A common stock purchased from us, the total consideration paid to us, and the average price per common share of Class A common stock paid by purchasers of such shares and by new investors purchasing shares in this offering.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%			%
New investors			%			%

Total		100%			100%

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease, as applicable, the total consideration paid by new investors by $                 million and increase or decrease, as applicable, the percent of total consideration paid by new investors by     %, assuming the number of shares of Class A common stock we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares of Class A common stock we are offering. An increase or decrease of 1,000,000 in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, total consideration paid by new investors by $                 million, and increase or decrease, as applicable, the percent of total consideration paid by new investors by     % assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock to be outstanding after this offering is based on                     shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•	shares of Class A common stock issuable upon exercise of awards outstanding under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of .

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock in this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021 and the unaudited pro forma condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2021 and for the year ended December 31, 2020 present our consolidated financial position and results of operations after giving effect to the following transactions (collectively, the “Transactions”):

•	the Recapitalization Transaction, as described and defined below;

•	the Reorganization Transactions, as described and defined under “Organizational Structure”; and

•

the sale by us of shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $                 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering (the “Offering Transactions”).

The following unaudited pro forma condensed consolidated financial information is derived from the historical consolidated financial statements of Ensemble Health Partners Holdings, LLC and its subsidiaries (“Ensemble Holdings”) included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020, give pro forma effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021, gives effect to the Reorganization Transactions and the Offering Transactions as if they had occurred on June 30, 2021. The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units held by the limited partners of Ensemble Holdings and not by us will be     %, and net earnings attributable to LLC Units held by the limited partners of Ensemble Holdings and not by us will accordingly represent     % of our net earnings. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage represented by LLC Units held by the limited partners of Ensemble Holdings and not by us will be     % and net earnings attributable to LLC Units held by the limited partners of Ensemble Holdings and not by us will accordingly represent     % of our net earnings.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us. The historical consolidated financial position and results of operations of Ensemble Health Partners, Inc. have not been presented in the accompanying unaudited pro forma consolidated financial information as Ensemble Health Partners, Inc. is a newly incorporated entity formed on May 28, 2021, has had no business transactions or activities to date, and had no assets, liabilities, revenues, or expenses during the periods presented in this section.

The unaudited pro forma condensed consolidated financial information should be read together with “The reorganization transactions,” “Use of proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s discussion and analysis of financial condition and results of operations,” “Certain relationships and related party transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

ENSEMBLE HEALTH PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2021

(in thousands)

	Ensemble Health Partners Holdings, LLC	Reorganization transaction adjustments		As adjusted before this offering	Offering adjustments		Pro Forma Ensemble Health Partners, Inc.
Assets
Current assets
Cash and cash equivalents	$76,051		(a)			(d)(e)
Accounts receivable, net	96,485
Accounts receivable, net - related party	59,427
Prepaid expenses and other current assets	8,823					(e)

Total current assets	240,786
Property, equipment and software, net	38,651
Intangible assets, net	1,302,388
Deferred tax assets	—		(b)			(b)
Goodwill	457,953
Operating lease right-of-use asset	72,303
Other assets	1,457

Total assets	$2,113,538

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$15,144					(e)
Accounts payable-related party	11,395
Salaries and related liabilities	55,854
Accrued interest	9,699
Other current liabilities	10,988
Current portion of deferred revenue - related party	29,454
Current portion of operating lease liabilities	3,837
Current portion of long-term debt	14,669					(d)

Total current liabilities	151,040
Long-term debt	1,400,887					(d)
TRA liability	—		(b)
Other long-term liabilities	28,597
Non-current portion of operating lease liabilities	68,822
Non-current portion of deferred revenue - related party	3,485

Total liabilities	1,652,831
Commitments and contingencies
Redeemable noncontrolling interests	—
Stockholders’/members’ equity
Class A common stock	—		(c)			(c)(d)
Class B common stock	—		(c)			(d)
Additional paid-in capital	448,320		(c)			(c)(d)(e)(f)
Retained earnings	12,399		(a)			(b)(c)(d)(e)(f)
Accumulated other comprehensive loss	(12)		(c)
Noncontrolling interests			(c)

Total stockholders’/members’ equity	460,707

Total liabilities and stockholders’/members’ equity	$2,113,538

ENSEMBLE HEALTH PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2021

(in thousands)

	Health Partners Holdings, LLC	Recapitalization transaction adjustments			As Adjusted before Reorganization and Offering adjustments	Reorganization transaction adjustments		As adjusted before this offering	Offering adjustments		Pro Forma Ensemble Health Partners, Inc.
Net revenue ($204.5 million from related party)	$401,080				401,080
Operating Expenses:
Cost of services	243,171	(38)	(h	)	243,133					(o)
Selling, general and administrative	57,215	(587)	(h	)	56,628					(m)(o)
Other	4,979	(3,348)	(g	)	1,631					(i)

Total operating expenses	305,365	(3,973)			301,392

Income from operations	95,715	3,973			99,688

Interest expense	27,246	3,933	(g	)	31,179					(n)
Tax expense	1,515				1,515
Other income, net	(7)				(7)

Total other expense, net	28,754	3,933			32,687

Income (loss) before income taxes	66,961	40			67,001
Provision for income tax expense	—						(j)

Net income	66,961	40			67,001
Net income attributable to noncontrolling interests	—						(k)			(l)

Net income attributable to Ensemble Health Partners, Inc.	$66,961	40			67,001

Consolidated statements of comprehensive income (loss)
Net income	$66,961	40			67,001
Other comprehensive loss	—
Foreign currency translation adjustment	(3)				(3)

Comprehensive income	$66,958	40			66,998

Pro forma earnings per share - basic and diluted	$0.06									(p)
Pro forma weighted average common shares outstanding - basic and diluted	1,208,196									(p)

ENSEMBLE HEALTH PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2020

(in thousands)

	Health Partners Holdings, LLC	Recapitalization transaction adjustments			As Adjusted before Reorganization and Offering adjustments	Reorganization transaction adjustments		As adjusted before this offering	Offering adjustments		Pro Forma Ensemble Health Partners, Inc.
Net revenue ($365.8 million from related party)	$600,016				600,016
Operating Expenses:
Cost of services	373,101	512	(h	)	373,613					(o)
Selling, general and administrative	85,972	5,086	(h	)	91,058					(m)(o)
Other	3,018	3,348	(g	)	6,366					(i)

Total operating expenses	462,091	8,946			471,037

Income from operations	137,925				137,925
Interest expense	35,322	33,128	(g	)	68,450					(n)
Tax expense	832				832
Other expense (income), net	1,050				1,050

Total other expense, net	37,204	33,128			70,332

Income (loss) before income taxes	100,721	(42,074)			58,647
Provision for income tax expense	—						(j)
Net income	100,721	(42,074)			58,647

Net income attributable to noncontrolling interests	—						(k)			(l)

Net income attributable to Ensemble Health Partners, Inc.	$100,721	(42,074)			58,647

Consolidated statements of comprehensive income (loss)
Net income	$100,721	(42,074)			58,647
Other comprehensive loss
Foreign currency translation adjustment	(9)				(9)

Comprehensive income	$100,712	(42,074)			58,638

Pro forma earnings per share - basic and diluted	0.08									(p)
Pro forma weighted average common shares outstanding - basic and diluted	1,209,145									(p)

ENSEMBLE HEALTH PARTNERS, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Transactions and Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and present the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.

Recapitalization Transaction

On February 17, 2021, the Company entered into an incremental term loan facility (the “Incremental Term Loan”) in an original aggregate principal amount of $785.0 million. The Company used the proceeds from the incremental borrowings under the Incremental Term Loan, together with cash on-hand, to declare a distribution of $800.0 million, payable on February 28, 2021 to all Class A and Class M unit holders, including unvested Class M Units that would become vested as of August 3, 2021 (the “Special Distribution”). The Special Distribution was made on a pro rata basis in accordance with the value that would be attributable to such unit holders if a sale of the Company (as defined above) were to be completed based upon the enterprise value as determined by the Company’s Board of Directors as of February 17, 2021 based upon a third-party valuation. The pro rata portion of the Special Distribution (see Note 11, Equity-Based Compensation) allocated to the unvested Class M Units that were not vested as of August 3, 2021 will be paid to holders of the Class M Units in connection with the recapitalization transactions described herein. We refer to the entry into the Incremental Term Loan and the payment of the Special Distribution as the “Recapitalization Transaction.”

Reorganization Transactions and Offering Transactions

The Company is offering shares of Class A common stock in this offering at an assumed initial public offering price of $     per share, which is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts and commissions. Ensemble Health Partners, Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of              million shares ($     million) to acquire an equivalent number of newly-issued LLC Units from Ensemble Holdings, which Ensemble Holdings will in turn use to repay outstanding indebtedness under the Term Loan totaling approximately $     million in aggregate principal amount and approximately $     million for general corporate purposes, and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $     million. Subsequently, Ensemble Health Partners, Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of              million shares ($     million) (or              million shares and $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of LLC Units (and an equivalent number of shares of Class B common stock are canceled) from our pre-IPO owners, as described under “The reorganization transactions.”

Immediately following this offering, and as a result of the Reorganization Transactions, Ensemble Health Partners, Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Ensemble Holdings. As a result of the Reorganization and Offering Transactions, Ensemble Health Partners, Inc. will own approximately     % of the economic interest in Ensemble Holdings, but will have         % of the voting power and will control the management of Ensemble Holdings. Ensemble Health Partners, Inc. will be the sole managing member of Ensemble Health Partners Holdings, LLC, and the other members of Ensemble Health Partners Holdings, LLC will take no part in the management of the Company’s business. Therefore, Ensemble Health Partners, Inc. will control all aspects of the business of Ensemble Health Partners Holdings, LLC. The Reorganization Transactions, whereby Ensemble Health Partners, Inc. will begin to consolidate Ensemble Holdings in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Ensemble Health Partners, Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Ensemble Holdings.

For a complete description of the Reorganization Transactions, see section entitled “The reorganization transactions” included elsewhere in this prospectus.

2. Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a)

Reflects the effect on cash and cash equivalents and retained earnings of cash distributions that have been paid to the members of Ensemble Health Partners Holdings, LLC in the amount of $ million subsequent to June 30, 2021.

(b)

Ensemble Health Partners, Inc. is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred taxes resulting from our status as a C corporation. Temporary differences in the book basis as compared to the tax basis of our investment in Ensemble Health Partners Holdings, LLC resulted in pro forma net deferred tax adjustments of $     million and $     million related to the Reorganization Transactions and the offering, respectively, as of June 30, 2021.

Upon the completion of this offering, we will be a party to a tax receivable agreement, under which we generally will be required to pay to certain beneficiaries of the tax receivable agreement 85% of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (1) tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is created as a result of (i) the exchange by beneficiaries of the tax receivable agreement of their Units Ensemble Health Partners Holdings, LLC for shares of our Class A common stock (or cash) and (ii) payments made under the tax receivable agreement, (2) the utilization of net operating losses and other tax attributes (including existing tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is attributable to prior acquisitions) of GGCOF EHL Blocker, LLC and certain of our pre-IPO investors who contribute units of Ensemble Health Partners Holdings, LLC to us as part of the Reorganization Transactions, and (3) deductions attributable to payments of imputed interest under the tax receivable agreement. We generally will retain the benefit of the remaining 15% of the applicable tax savings. The increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that Ensemble Health Partners, Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Ensemble Health Partners, Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Ensemble Health Partners, Inc. and not of Ensemble Health Partners Holdings, LLC. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Tax receivable agreement.”

The deferred tax asset of $                 million related to the tax receivable agreement and the $                 million in amounts payable thereunder, assume: (1) only exchanges associated with this offering, (2) a share price equal to $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (3) no material changes in tax law, (4) no changes in the ability to utilize tax attributes and (5) future tax receivable agreement payments.

We anticipate that we will immediately account for the income tax effects resulting from future taxable exchanges of LLC Units by Continuing LLC Owners for shares of our Class A common stock or cash by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of each exchange. We will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset, and, to the extent that we estimate that it is more likely than not that we will realize the benefit, we will increase the carrying amount of the deferred tax asset.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement are based on estimates. All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c)

As a result of the Reorganization Transactions, the limited liability company agreement of Ensemble Health Partners Holdings, LLC will be amended and restated to, among other things, designate Ensemble Health Partners, Inc. as the sole managing member of Ensemble Health Partners Holdings, LLC. As sole managing member, Ensemble Health Partners, Inc. will exclusively operate and control the business and affairs of Ensemble Health Partners Holdings, LLC. As the Continuing LLC Owners will control both Ensemble Health Partners, Inc. and Ensemble Health Partners Holdings, LLC following the Reorganization Transactions, we will consolidate Ensemble Health Partners Holdings, LLC for accounting purposes, and Ensemble Health Partners Holdings, LLC will be considered our predecessor for accounting purposes.

Ensemble Health Partners, Inc. will issue to the Continuing LLC Owners one share of our Class B common stock for each LLC Unit held by the Continuing LLC Owners. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of Ensemble Health Partners, Inc.

Following the Reorganization Transactions, but prior to this offering, the Continuing LLC Owners and Ensemble Health Partners, Inc. will own             % and             %, respectively, of the LLC Units of Ensemble Health Partners Holdings, LLC. Upon consummation of this offering, the Continuing LLC Owners and Ensemble Health Partners, Inc. will own             % and             %, respectively, of the LLC Units of Ensemble Health Partners Holdings, LLC.

In connection with the Reorganization Transactions, the following Class A and Class B shares will be issued:

	Continuing LLC Owners	Continuing Corporate Owners
Class A shares
Class B shares

Also represents an adjustment to equity reflecting (i) the par value for Class A and Class B common stock, (ii) a decrease in $             million of limited partners’ interest to the noncontrolling interests related to the             % economic interest held by the Continuing LLC Owners, and (iii) reclassification of limited partners’ interest of $             million to additional paid-in capital.

(d)

In connection with the offering,      million shares of newly issued Class A common stock will be issued and sold by the Company, and              LLC Units, together with an equal number of shares of Class B common stock, will be purchased by the Company directly or indirectly from certain Continuing LLC Owners using a portion of the net proceeds from the sale of shares of Class A common stock by the Company in this offering.

Following the Reorganization Transactions and the offering, Ensemble Health Partners, Inc. will hold      million LLC Units, and the Continuing LLC Owners will hold      million LLC Units.

The following sets forth the estimated sources and uses of funds in connection with the Reorganization Transactions and this offering, assuming the issuance of shares of Class A common stock at a price of $             per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

Sources:	$ million gross cash proceeds to us from the sale of Class A common stock by the Company.

Uses:	We intend to use the net proceeds from the sale of million shares of Class A common stock by the Company to purchase newly-issued LLC Units from Ensemble Health Partners Holdings, LLC, as described in “The reorganization transactions—The reorganization transactions—Reorganization.” We intend to use the net proceeds from the sale of the remaining shares of Class A common stock by the Company to purchase directly or indirectly million issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners. We intend to cause Ensemble Health Partners Holdings, LLC to pay the unpaid expenses of this offering, which we estimate will be $ in the aggregate.

As described in “Use of Proceeds,” we intend to cause Ensemble Health Partners Holdings, LLC to use $             million of net offering proceeds to paydown $             million of our Term Loan (as defined in “Description of Certain Indebtedness”). The related impact to the pro forma consolidated balance sheet reflects the reduction in the net carrying value of our long-term debt from such repayment offset by a $             million write-off of previously capitalized deferred issuance costs and original issuance discount, as if such repayment had occurred on June 30, 2021;

We intend to cause Ensemble Health Partners Holdings, LLC to use the remainder of the net proceeds from the offering for working capital and other general corporate purposes.

(e)

As of June 30, 2021, the unaudited pro forma consolidated balance sheet reflects (i) the reduction of cash of $             million, (ii) removal of $             million from prepaid expenses and other current assets previously capitalized by Ensemble Health Partners Holdings, LLC, (iii) reduction of $             million from accounts payable for transaction costs incurred but not yet paid, (iv) $             million to additional paid-in capital for costs directly related to the transaction and (v) $             million to retained earnings for the remaining transaction costs estimated to be incurred which are not subject to be deferred and capitalized as part of the transaction.

(f)

Represents the incremental equity-based compensation expense of $             million recognized for the additional expense associated with the modification of certain vesting conditions with respect to unvested Class M units performance based vesting conditions. As discussed in the notes to the unaudited pro forma statements of operations, additional expense for the awards will be recorded in periods following this offering in accordance with the vesting provisions of those awards. The equity-based compensation adjustment of $             has been recorded as an increase to additional paid-in capital. The total effect of these adjustments of $             is recorded as an adjustment to retained earnings.

3. Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020:

Adjustments related to the Recapitalization Transaction

(g)

Represents the pro forma impact on interest expense for the additional interest and amortization of debt issuance costs related to the incremental term loan of $785 million issued on February 17, 2021, of which $             million is included in the historical consolidated statement of operations of Ensemble Heath Partners Holdings, LLC, and reflecting changes to interest expense of $             million and $             million recorded in the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020, as if the incremental borrowing occurred on January 1, 2020.

(h)

Since the Special Distribution was treated as a modification of the Class M Units for accounting purposes, the Company determined the incremental fair value by comparing the fair value of the Class M Units immediately before and after the modification using a Black-Scholes option pricing model as discussed below. The modification did not change the expectation as to which Class M Units will ultimately vest nor impact any assumptions other than treating the Special Distribution as an advance on the future liquidation value of the Class M Units. The modification resulted in additional compensation cost in the amount of $12.2 million, reflected as $(0.6) million and $5.6 million for the six months ended June 30, 2021 and for the year ended December 31, 2020, respectively as if the modification occurred on January 1, 2020.

Adjustments related to the Reorganization and Offering Transactions

(i)

Reflects total transaction costs incurred which are expected to be expensed, none of which are included in the historical consolidated statement of operations of Ensemble Health Partners Holdings, LLC for the year ended December 31, 2020, therefore resulting in $             million recorded in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020. The transaction costs recorded in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 would not be expected to have a continuing impact beyond twelve months.

(j)

Ensemble Health Partners, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Ensemble Health Partners, LLC. As a result, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for income taxes to reflect the anticipated Ensemble Health Partners, Inc. taxes using a blended rate of     %, adjusted for valuation allowances, which was calculated using the current U.S. federal income tax rate and the highest statutory rates apportioned to each state and local jurisdiction.

(k)

The LLC Units of Ensemble Health Partners, LLC owned by the Continuing LLC Owners will be considered redeemable noncontrolling interests in the consolidated financial statements of Ensemble Health Partners, Inc. The pro forma adjustment reflects the allocation of Ensemble Health Partners, LLC net income to the redeemable noncontrolling interests. Immediately following the Reorganization Transactions but disregarding the effect of this offering, the redeemable noncontrolling interests held by the Continuing LLC Owners will have     % economic ownership of Ensemble Health Partners, LLC, and as such,     % of Ensemble Health Partners, LLC’s net income will be attributable to the redeemable noncontrolling interests. The remaining economic ownership of Ensemble Health Partners, LLC will be held directly or indirectly by Ensemble Health Partners, Inc. following the Reorganization Transactions.

(l)

Upon consummation of this offering, the redeemable noncontrolling interests’ ownership of Ensemble Health Partners, LLC will be diluted to     %, and, therefore, net income will be attributable to the redeemable noncontrolling interests based on their     % ownership interest, and to Ensemble Health Partners, Inc., which directly or indirectly owns the remaining     % of the LLC Units of Ensemble Health Partners, LLC, based on its     % interest. The redeemable noncontrolling interests in Ensemble Health Partners, Inc. will be diluted in connection with the offering as a result of the newly-issued LLC Units acquired from Ensemble Health Partners, LLC with the net proceeds from the offering.

(m)

For the six months ended June 30, 2021 and the year ended December 31, 2020, Ensemble Health Partners, LLC recognized expenses totaling $                 million and $             million, respectively, related to management fees paid to Golden Gate Capital and BSMH. In connection with this offering, this management services agreement will be terminated, and we do not plan to execute a new management services agreement. This pro forma adjustment removes this expense from the Ensemble Health Partners, LLC historical financial statements as such amounts will not be incurred following this offering.

(n)

As described in “Use of Proceeds,” we intend to cause Ensemble Health Partners, LLC to use $             million of the net offering proceeds to paydown our outstanding Term Loan. The related impact to the pro forma consolidated statements of operations reflects changes to interest expense as if the repayment had occurred on January 1, 2020, including the impact on amortization of deferred issuance costs and original issuance discount as if these had been written off on January 1, 2020 in connection with such repayment. Such adjustment reflects a reduction in interest expense of $                 million for the six month period ended June 30, 2021 and $             million for the year ended December 31, 2020, respectively, based on a weighted-average effective interest rate of approximately     %.

(o)

In connection with the Reorganization Transactions, the Class M Units will be exchanged for common units in Ensemble Health Partners Holdings, LLC with the same time-based vesting schedule and modified or accelerated performance vesting terms. In addition, the Special Distribution payable to unvested Class M unitholders was accelerated. The change to the awards was treated as a modification of the Class M Units for accounting purposes. The Company compared the incremental fair value by comparing the fair value of the Class M Units immediately before and the fair value of the LLC Units and restricted stock awards immediately after. The modification resulted in additional compensation cost of $             million, reflected as $             million and $             million for the six months ended June 30, 2021 and for the year ended December 31, 2020, respectively.

(p)

The pro forma net income per share is calculated using the treasury stock method, using only the shares of Class A common stock. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are excluded from this calculation:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations (“MD&A”) should be read in conjunction with our “Prospectus summary—Summary consolidated financial and other data—Non-GAAP financial measure,” “Unaudited pro forma financial information”, and our consolidated financial statements, and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk factors” and elsewhere in this prospectus. See “Cautionary note regarding forward-looking statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a leading provider of technology-enabled revenue cycle management (“RCM”) solutions for health systems, including hospitals and affiliated physician groups. We purpose-built our end-to-end RCM platform to deliver significant and sustainable financial performance improvement for our clients, enhance the patient experience, and better enable providers to focus on clinical care. With over $20 billion in annual Client NPR under management across our clients, we are well positioned to capitalize on the large and growing RCM market.

We manage and optimize health systems’ RCM operations from patient intake through revenue collection by deploying a scalable operating model that leverages a powerful combination of experienced operators, proven processes, and proprietary cloud-based technology. Our end-to-end solutions are designed to deliver significant value for clients, including: (i) sustainable improvements in financial performance driven by increased Client NPR and operating margins and accelerated cash flow, (ii) increased patient satisfaction driven by a streamlined registration and billing experience, and (iii) increased physician and staff satisfaction driven by a reduced administrative burden.

Our primary offering is end-to-end RCM solutions, where we enter into long-term agreements with health systems to operate their entire revenue cycle function. Our end-to-end contracts generally have an initial term of 5-10 years with automatic renewals thereafter (subject to the parties’ respective termination rights). We also sell components of our end-to-end offering on a modular basis as point solutions, including assessments, interim leadership, digital patient engagement technology, denials / underpayment recovery, complex claim review, accounts receivable rundowns, zero balance review, and Epic optimization services. Our point solution contracts can be either temporal or recurring in nature with terms of 1-3 years.

We believe our differentiated platform and strong client relationships translate to a compelling financial profile, characterized by:

•	Highly recurring revenue driven by long-term, end-to-end contracts with a weighted average initial term of 8 years.

•	Strong and sustainable margins driven by rapid technology deployment, efficient labor utilization, and continuous vendor rationalization.

•	Substantial cash generation driven by minimal capital expenditure and working capital requirements.

We have demonstrated an ability to drive rapid and profitable growth, supported by a consistent track record of signing, onboarding and delivering results for new end-to-end clients. For the six months ended June 30, 2021 we generated net revenue of $401.1 million, net income of $67.0 million, and Adjusted EBITDA of $138.1 million compared to net revenue of $258.7 million, net income of $35.2 million, and Adjusted EBITDA of $92.0 million, for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated net revenue of $600.0 million, net income of $100.7 million, and Adjusted EBITDA of $210.3 million. For the 2019 Successor Period and 2019 Predecessor Period, respectively, we generated net revenue of $231.3 million and $344.3 million, net income of $33.6 million and $115.0 million, and Adjusted EBITDA of $80.6 million and $124.7 million. See “Prospectus summary—Summary consolidated financial and other data—Non-GAAP financial measure” for a reconciliation of Adjusted EBITDA to net income. Our total outstanding long-term indebtedness was $1,427 million as of June 30, 2021.

Basis of presentation

Pursuant to a Securities Purchase Agreement, dated May 29, 2019, on August 1, 2019, funds advised by Golden Gate Capital obtained a majority interest in Ensemble Health Partners Holdings, LLC. The consolidated financial statements separate the Company’s presentations into two distinct periods, the period up to the purchase agreement closing date (labeled “Predecessor”) and the period after that date (labeled “Successor”), to indicate the application of different bases of accounting between the periods presented. The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable. The periods presented from August 1, 2019 through December 31, 2019 and January 1, 2020 through December 31, 2020 are the “Successor” periods. The period presented from January 1, 2019 through July 31, 2019 is the “Predecessor” period. The application of acquisition accounting, pursuant to U.S. Generally Accepted Accounting Principles (“GAAP”), for the Securities Purchase Agreement significantly affected certain assets, liabilities, and expenses. As a result, financial information from August 1, 2019 through December 31, 2019, and January 1, 2020 through December 31, 2020 may not be comparable to Ensemble’s Predecessor financial information for the period from January 1, 2019 through July 31, 2019. Refer to Notes 1 and 5 in the audited consolidated financial statements for additional information on the accounting for the acquisition.

Following this offering, the financial results of Ensemble Health Partners Holdings, LLC and its subsidiaries will be consolidated in the financial statements of Ensemble Health Partners, Inc. We have included the historical financial statements of Ensemble Health Partners Holdings, LLC in this prospectus. Ensemble Health Partners, Inc. has engaged to date only in activities in contemplation of this offering and has had no operations or assets prior to the completion of the Reorganization Transactions. Following the completion of this offering, Ensemble Health Partners, Inc. will be a holding company, and its principal asset will be common units of Ensemble Health Partners Holdings, LLC (“LLC Units”), all of which will be held directly or indirectly through holding companies. Accordingly, following the completion of this offering, we intend to include the financial statements of Ensemble Health Partners, Inc. in our periodic reports and other filings as required by applicable law and the rules and regulations of the Securities and Exchange Commission.

Components of results of operations

Net revenue

Net revenue consists of gross operating billings and other fees, less client reimbursable expenses, as set forth below:

•

Gross operating billings.    Under our end-to-end contracts, we earn a base fee typically calculated as a percentage of all cash collections related to Client NPR managed under the applicable contract. The fee percentage varies across contracts and is largely dependent upon the client’s revenue cycle infrastructure and the nature of the solutions we provide. This base fee is accrued monthly and billed in arrears and is inherently tied to underlying trends in our clients’ NPR (i.e., as our clients’ NPR grows, our own fee base grows organically). Many of our end-to-end contracts also include incentive fees that are tied to meeting agreed-upon targets for certain performance metrics, which align our interests with those of our clients and enable us to share in the value that we deliver. These incentive fees, accrued monthly and typically billed annually, may be fixed or tiered and historically have comprised less than 5% of our net revenue.

•	Other fees. Our point solution contracts have a variety of fee structures, including volume-based and fixed-fee, with fees accrued monthly and typically billed monthly in arrears.

•

Reimbursable expenses.    As part of the delivery of our services, we utilize certain of our client’s employees and third-party vendors, with the amount and nature depending upon the client’s unique circumstances and preferences. We reimburse the client for these costs, subject to certain limitations (“reimbursable expenses”). While we provide management and oversight of the resources pertaining to reimbursable expenses, we do not have control over them. These reimbursable expenses are accrued and credited monthly in arrears based upon actual costs incurred by the client, subject to a contractual limit, and are netted against our gross operating billings and other fees. As part of our operational and financial strategy, we often transition certain reimbursable expenses to our own resources over time to optimize performance and costs, which, in isolation, causes an increase in net revenue (through the decrease in reimbursable expenses) and an increase in cost of services. In most instances, we expect the net impact from the transition to result in a positive impact on our operating income and Adjusted EBITDA.

Cost of services

Cost of services includes:

•

Personnel costs.    Consists of the salaries, wages, bonuses, benefits, equity-based compensation, travel and other costs associated with our employees who are focused on revenue cycle operations, including associates and non-executive management who work on-site at client locations, in our shared services centers, or remotely.

•	Vendor expenses. Consists of the costs related to third-party vendors from which we purchase technology or services to support our own service delivery.

•	Amortization. Includes the amortization of intangible assets that relate directly to delivering our solutions.

Selling, general and administrative (“SG&A”) expense

SG&A expense includes:

•

Compensation expense.    Includes salaries, wages, bonuses, benefits, and equity-based compensation related to our executive leadership, administrative, finance, human resources, information technology, legal, compliance and marketing personnel.

•	Professional service fees. Related to external legal, tax, audit and advisory services.

•	Other corporate expenses. Includes insurance premiums, facility charges, travel and other costs.

•

Depreciation and amortization expense.    Includes depreciation of property, equipment and software and amortization of certain intangible assets resulting from the Golden Gate Capital Acquisition that do not related directly to delivering our solutions.

Other expenses

We incur expenses related to strategic initiatives to capitalize on our inorganic growth strategy, drive innovation and internal transformation projects. These include expenses related to evaluating and pursuing acquisition opportunities and integrating completed acquisitions. We have also incurred expenses related to the COVID-19 pandemic. See “—Key factors affecting performance—Impact of COVID-19.”

Interest expense

Interest expense reflects interest on debt arrangements, and the amortization of certain debt discounts and costs.

Tax expense

Tax expense represents state and local taxes, other than income, for which the Company is directly liable. In the Predecessor period, BSMH allocated income taxes based upon a percentage of net income, referred to as “Allocated and other taxes” in the Predecessor period.

Key Operating metric and non-GAAP measure

In addition to our GAAP financial information, we review the following key operating metric and non-GAAP measure, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the key operating metric and non-GAAP measure provide additional perspective and insights when analyzing our core operating performance from period to period and evaluating trends in historical operating results. They should not be considered superior to, or a substitute for, and should be read in conjunction with, the GAAP financial information presented herein. See “Prospectus summary—Summary consolidated financial and other data—Non-GAAP financial measure” for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

Key operating metric — Gross billings

We define gross billings as the total of our base fees, incentive fees and other fees (prior to providing our clients any credit for any reimbursable expenses). Under our end-to-end contracts, our base fee is typically calculated and invoiced as a percentage of cash collections related to Client NPR managed under the applicable contract. The base fee percentage varies across contracts and is largely dependent upon the client’s revenue cycle infrastructure and the nature of the solutions we provide. Because the base fee is applied against client cash collections, it is generally correlated with our clients’ NPR. This operating metric provides insights into our underlying volume of business activity in three key ways: first, it provides additional transparency into underlying client business trends and is not impacted by changes in our reimbursed expenses; second, it provides additional visibility into our net new business wins driven by changes in our base fees; and third, it includes our incentive fees and other fees which also reflect our performance and business volume. Our gross billings have grown at a 45% CAGR from $358.2 million for the year ended December 31, 2018 to $905.9 million for the last twelve months ended June 30, 2021. The following tables present gross billings during the periods presented:

	Six Months Ended
	June 30, 2021	June 30, 2020
	(In thousands)
Gross billings	$482,941	$342,552

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
	(In thousands)		(In thousands)
Gross billings	$765,523	$281,085	$362,345

Non-GAAP measure—Adjusted EBITDA

We define Adjusted EBITDA as net income before interest expense, tax expense, depreciation and amortization expense; and certain items of income and expense, including equity-based compensation expense, management fees, and other expenses that are not reflective of ongoing operations (including costs associated with strategic initiatives, transaction related expenses, and expenses related to COVID-19). We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry.

The following tables present net income and Adjusted EBITDA during the periods presented:

	Six Months Ended
	June 30, 2021	June 30, 2020
	(In thousands)
Net income	$66,961	$35,240
Adjusted EBITDA	$138,054	$92,001

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
	(In thousands)		(In thousands)
Net income	$100,721	$33,610	$114,992
Adjusted EBITDA	$210,265	$80,645	$124,679

Key Factors Affecting Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Changes in our clients’ NPR.    The vast majority of our net revenue is earned from a base fee calculated as a percentage of all cash collections related to Client NPR managed under each contract. Changes in our clients’ NPR generally drive corresponding changes in cash collections, which in turn drive changes in our net revenue. Our clients’ NPR can increase or decrease based on a variety of factors, including changes in our clients’ patient volumes, length of stay, acuity / procedural mix, and reimbursements rates. According to Definitive Healthcare, U.S. hospital NPR has grown at approximately 4 to 5% over the past several decades, and our clients have historically experienced similar NPR growth as the overall market. However, as a result of COVID-19 many of our clients experienced year-over-year declines in NPR during certain portions of 2020, which negatively impacted our net revenue for the year ended December 31, 2020.

Our ability to retain and renew existing contracts.    Approximately 70% of our end-to-end Client NPR under management as of December 31, 2020 is derived from contracts with renewal dates in 2027 or later. Nevertheless, the long-term durability of our existing revenue base is driven by our ability to retain and renew our customer contracts, which could be impacted by several factors including: (i) our performance on our key operating metric and success in driving overall client satisfaction, (ii) client divestitures of facilities to a health system with a competing RCM vendor, (iii) changes in client leadership, ownership or other factors driving a change in client’s RCM strategy, and (iv) changes in the competitive landscape.

Our ability to sign and onboard new end-to-end contracts.    Our revenue growth is primarily driven by the size and timing of new end-to-end contracts, which are naturally difficult to predict. The decision to enter into an end-to-end RCM agreement is a significant decision for a health system and typically requires approval by the prospective client’s senior management team and board of directors. Based on our experience, the sales cycle for a new end-to-end RCM contract can range from three to twelve or more months, and the average time from contract signing to go-live is typically three to four months. While we have historically grown our end-to-end Client NPR under management at a rapid pace from approximately $4 billion in 2017 to approximately $21 billion as of June 30, 2021, our future growth trajectory will depend on our ability to maintain our strong position in the competitive RCM market.

Our ability to effectively manage our costs and capital expenditures.    Our long-term profitability and cash flows are partially driven by our ability to effectively manage our cost of services and SG&A expenses, which depends on multiple factors including: (i) labor market supply and wage inflation in the geographies in which we operate, (ii) vendor supply and pricing for the technologies and services that we source from third parties, (iii) our ongoing investments in technology and automation capabilities which could take longer, require more capital or resources, or not achieve the anticipated operational efficiencies, and (iv) our ongoing initiatives to rationalize vendor expenses by insourcing strategic functions and shifting commodity services to preferred partners.

The timing of transitioning reimbursable expenses to our own resources.    As part of our operational and financial strategy, we transition certain reimbursable expenses, including client personnel and third-party vendors, to our own resources over time to optimize performance and costs. This transition drives a decrease in reimbursable expenses and an increase in cost of services. While we generally expect the increase in net revenue (corresponding with the decline in reimbursable expenses) to be greater than the increase in cost of services and result in a positive impact on our operating income and Adjusted EBITDA, the timing and impact of these transitions is dependent upon client-specific factors and circumstances.

Impact of COVID-19.    At times during the COVID-19 pandemic, governmental authorities recommended, and in certain cases, required, that elective or other medical appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection. As a result, many of our clients experienced year-over-year declines in NPR during certain portions of 2020, which negatively impacted our net revenue for the year ended December 31, 2020. In response, we took a number of actions to control costs and cash outflows, including freezing hiring for non-critical roles, reducing discretionary spending, and suspending our 401(k) match and non-essential travel, which partially offset the revenue pressure faced during the year ended December 31, 2020. We are also deferring our payroll tax remittances to the federal government as allowed under the CARES Act, allowing us to shift cash outflows from 2020 to 2021 and 2022. As we navigate the uncertainties of the pandemic, our focus has been on the health and safety of our employees, while balancing long-term growth opportunities with short-term challenges.

We cannot predict the extent to which our business, results of operations, financial condition, or liquidity will ultimately be impacted. However, we continue to assess its impact on our business and are actively managing our response.

Impact of the Reorganization Transactions.    Following the Reorganization Transactions, Ensemble Health Partners Holdings, LLC will be the predecessor of Ensemble Health Partners, Inc. for accounting purposes. Ensemble Health Partners, Inc. is a corporation for U.S. federal and state income tax purposes. Ensemble Health Partners Holdings, LLC is and is expected to remain a partnership for U.S. federal income tax purposes and will therefore generally not be subject to any U.S. federal income taxes at the entity level in respect of income it recognizes directly or through its subsidiaries that are also pass-through or disregarded entities for U.S. federal income tax purposes. Instead, taxable income and loss of these entities will flow through to the members of Ensemble Health Partners Holdings, LLC (including Ensemble Health Partners, Inc. and certain of its subsidiaries) for U.S. federal income tax purposes. Ensemble Health Partners Holdings, LLC also has certain subsidiaries that are treated as corporations for U.S. federal income tax purposes and that therefore are or may be subject to income tax at the entity level. Following this offering and the Reorganization Transactions, Ensemble Health Partners, Inc. will pay U.S. federal and state income taxes as a corporation on its share of the taxable income of Ensemble Health Partners Holdings, LLC (taking into account the direct and indirect ownership of Ensemble Health Partners Holdings, LLC by Ensemble Health Partners, Inc.).

The Reorganization Transactions will be accounted for as a reorganization of entities under common control. As a result, following the Reorganization Transactions, the consolidated financial statements of Ensemble Health Partners, Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of Ensemble Health Partners Holdings, LLC, the accounting predecessor.

In addition, in connection with the Reorganization Transactions and this offering we will enter into the tax receivable agreement, under which we expect to incur substantial payment obligations, as described under “Certain relationships and related party transactions - Related party agreements to be entered into in connection with this offering - Tax receivable agreement” and “Risk factors—Risks related to our organizational structure—We will be required to pay the Continuing LLC Owners and certain of our other pre-IPO investors and their affiliates for certain tax benefits we may realize in accordance with the tax receivable agreement between us and the Continuing LLC Owners and those other parties, and we expect that the payments we will be required to make will be substantial.”

Comparison of the six months ended June 30, 2021 and 2020:

Results of operations

The following table provides consolidated operating results and other operating data for the periods indicated.

	Six Months Ended
	June 30, 2021		June 30, 2020		Change
(Amounts in thousands except for percentages)	($)	(%)	($)	(%)	($)	(%)
Net revenue	401,080	100.0%	258,740	100.0%	142,340	55.0%
Operating expenses:
Cost of services	243,171	60.6%	162,070	62.6%	81,101	50.0%
Selling, general and administrative	57,215	14.3%	39,186	15.1%	18,029	46.0%
Other	4,979	1.2%	612	0.2%	4,367	713.6%

Total operating expenses	305,365	76.1%	201,868	78.0%	103,497	51.3%

Income from operations	95,715	23.9%	56,872	22.0%	38,843	68.3%
Interest expense	27,246	6.8%	20,591	8.0%	6,655	32.3%
Tax expense	1,515	0.4%	549	0.2%	966	176.0%
Other (income) expense, net	(7)	0.0%	492	0.2%	(499)	(101.4%)

Total other expenses, net	28,754	7.2%	21,632	8.4%	7,122	32.9%

Net income	66,961	16.7%	35,240	13.6%	31,721	90.0%

Results of operations for the six months ended June 30, 2021 and 2020:

Net revenue

Net revenue was $401.1 million for the six months ended June 30, 2021 as compared to $258.7 million for the six months ended June 30, 2020, an increase of $142.3 million, or 55.0%. BSMH represented 51% and 65% of net revenue, for the six months ended June 30, 2021 and 2020, respectively. The increase was primarily driven by revenue from several new end-to-end contracts onboarded since 2020, as well as a recovery in Client NPR which was negatively impacted in 2020 as a result of the COVID-19 pandemic.

Cost of services

Cost of services was $243.2 million for the six months ended June 30, 2021 as compared to $162.1 million for the six months ended June 30, 2020, an increase of $81.1 million, or 50.0%. The increase was primarily driven by costs associated with several new end-to-end contracts onboarded since 2020, as well as a transition of certain reimbursable expenses to our own resources.

Selling, general and administrative expenses

Selling, general and administrative expenses were $57.2 million for the six months ended June 30, 2021 as compared to $39.2 million for the six months ended June 30, 2020, an increase of $18.0 million, or 46.0%. The increase was primarily driven by increased salaries and wages related to new full-time employees added to support revenue growth, as well as increases in bonuses and 401(k) awards which were suspended in 2020. Additionally, travel was significantly reduced in 2020, resulting in an increase in travel expenses in 2021 as compared to 2020.

Other expenses

Other expenses were $5.0 million for the six months ended June 30, 2021 as compared to $0.6 million for the six months ended June 30, 2020 an increase of $4.4 million, or 713.6%. The increase was primarily driven by debt issuance costs associated with the incremental borrowing in 2021, as well as IPO related expenses incurred in 2021 that do not qualify for capitalization.

Interest expense

Interest expense was $27.2 million for the six months ended June 30, 2021 as compared to $20.6 million for the six months ended June 30, 2020, an increase of $6.7 million, or 32.3%. The increase was driven by additional interest expense and amortization of debt issuance costs associated with the incremental borrowing in 2021.

Results of operations

The following table provides consolidated operating results and other operating data for the periods indicated.

	Successor				Predecessor
	Year Ended December 31, 2020		August 1, 2019 to December 31, 2019		January 1, 2019 to July 31, 2019
(Amounts in thousands except for percentages)	($)	(%)	($)	(%)	($)	(%)
Net revenue	600,016	100.0%	231,265	100.0%	344,349	100.0%
Operating expenses:
Cost of services	373,101	62.3%	146,960	63.5%	198,331	57.6%
Selling, general and administrative	85,972	14.4%	28,219	12.2%	25,306	7.3%
Other	3,018	0.5%	2,572	1.1%	—	0.0%

Total operating expenses	462,091	77.2%	177,751	76.9%	223,637	64.9%

Income from operations	137,925	22.8%	53,514	23.1%	120,712	35.1%
Interest expense	35,322	5.9%	18,754	8.1%	—	0.0%
Allocated and other taxes	832	0.1%	447	0.2%	6,857	2.0%
Other expense (income) , net	1,050	0.2%	703	0.3%	(1,137)	(0.3)%

Total other expenses, net	37,204	6.2%	19,904	8.6%	5,720	1.7%

Net income	100,721	16.6%	33,610	14.5%	114,992	33.4%

Net revenue

Net revenue was $600.0 million for the year ended December 31, 2020 (Successor) as compared to $231.3 million for August 1, 2019 to December 31, 2019 (Successor) and $344.3 million for January 1, 2019 to July 31, 2019 (Predecessor), of which BSMH represented 61%, 66%, and 73%, respectively. The increase in net revenue was primarily driven by an increase in base fees from new end-to-end clients onboarded since the beginning of 2019, partially offset by a decline in base fees from existing contracts due to the impact of COVID-19 on Client NPR in 2020. Net revenue was also negatively impacted by an increase in reimbursable expenses driven by the shift of certain BSMH personnel and vendor expenses from cost of services to reimbursable expenses starting in August 2019 following the change in ownership of the Company and changes to the BSMH contract, which was not indicative of any operational or strategic initiatives and had no impact on our operating income, net income or Adjusted EBITDA.

Cost of services

Cost of services was $373.1 million for the year ended December 31, 2020 (Successor) as compared to $147.0 million for August 1, 2019 to December 31, 2019 (Successor) and $198.3 million for January 1, 2019 to July 31, 2019 (Predecessor). The increase was primarily driven by increased salary and wages from additional personnel onboarded to support new contracts since the beginning of 2019, increased amortization expenses of customer-based intangible assets resulting from the acquisition by Golden Gate Capital, and partially offset by the change in presentation of certain BSMH personnel and vendor expenses from cost of services to reimbursable expenses in the Successor periods, as discussed above.

Selling, general and administrative expenses

Selling, general and administrative expenses were $86.0 million for the year ended December 31, 2020 (Successor) as compared to $28.2 million for August 1, 2019 to December 31, 2019 (Successor) and $25.3 million for January 1, 2019 to July 31, 2019 (Predecessor). The increase was primarily driven by increased salaries and wages supporting the continued buildout of the organization following our separation from BSMH and long-term growth, amortization expense of market and technology- based intangible assets, and management fees paid to equity holders in the Successor periods.

Other expenses

Other expenses were $3.0 million for the year ended December 31, 2020 (Successor) as compared to $2.6 million for August 1, 2019 to December 31, 2019 (Successor) and $0.0 million for January 1, 2019 to July 31, 2019 (Predecessor). The increase was driven by an increased strategic investment in technology, offset by acquisition related expenses associated with the Golden Gate Capital Acquisition in August 2019.

Interest expense

Interest expense was $35.3 million for the year ended December 31, 2020 (Successor) as compared to $18.8 million for August 1, 2019 to December 31, 2019 (Successor) and $0 for January 1, 2019 to July 31, 2019 (Predecessor). Interest expense increased driven by interest on the credit agreement that was entered into August 1, 2019 as a part of the Golden Gate Capital Acquisition (the “Credit Agreement”).

Allocated and other taxes

Allocated and other taxes were $0.8 million for the year ended December 31, 2020 (Successor) as compared to $0.4 million for August 1, 2019 to December 31, 2019 (Successor) and $6.9 million for January 1, 2019 to July 31, 2019 (Predecessor). The decrease was driven by $6.9 million in allocated state and federal income tax expense in the Predecessor period. Following the closing of the Golden Gate Capital Acquisition and prior to the consummation of the Reorganization Transactions, the Company was not subject to federal income taxes. Following the Reorganization Transactions, we expect Ensemble Health Partners, Inc. to be treated as a domestic corporation for U.S. federal income tax purposes.

Other expense (income), net

Other expense (income), net was $1.1 million for the year ended December 31, 2020 (Successor) as compared to $0.7 million for August 1, 2019 to December 31, 2019 (Successor) and $(1.1) million for January 1, 2019 to July 31, 2019 (Predecessor). Other expense (income), net increased due to a $1.1 million one-time business interruption claim received during the Predecessor period.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Quarter Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Net revenue	$140,852	$117,888	$160,223	$181,053	$189,463	$211,617
Operating expenses:
Cost of services	86,322	75,748	99,858	111,173	116,402	126,769
Selling, general and administrative	20,334	18,852	22,704	24,082	27,456	29,759
Other	373	239	662	1,744	3,448	1,531

Total operating expenses	107,029	94,839	123,224	136,999	147,306	158,059

Income from operations	33,823	23,049	36,999	44,054	42,157	53,558
Interest expense	11,030	9,561	7,558	7,173	11,296	15,950
Tax expense	361	188	185	98	225	1,290
Other (income) expense, net	228	264	440	118	(2)	(5)

Total other expense, net	11,619	10,013	8,183	7,389	11,519	17,235

Net income	22,204	13,036	28,816	36,665	30,638	36,323

The following table presents a reconciliation of net income to adjusted EBITDA during the periods presented:

	Quarter Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Net income	$22,204	$13,036	$28,816	$36,665	$30,638	$36,323
Interest expense	11,030	9,561	7,558	7,173	11,296	15,950
Tax expense	361	188	185	98	225	1,290
Depreciation and amortization	13,239	13,760	13,946	13,917	14,323	15,691
Equity-based compensation	881	914	1,070	1,128	1,858	2,801
Management fees	1,385	1,447	1,297	1,381	1,312	1,358
COVID-19 expenses (1)	725	2,018	397	1,143	—	—
Other	708	544	1,502	1,988	3,450	1,539

Adjusted EBITDA	$50,533	$41,468	$54,771	$63,493	$63,102	$74,952

(1)

COVID-19 costs include certain incremental expenses incurred during the outbreak of the COVID-19 pandemic and the short-term closure mandates imposed by government officials in the jurisdictions in which we operate during each quarter of 2020. These costs include moving a significant portion of our workforce to remote operations and implementing work-from-home arrangements, acquisition and distribution of personal protective equipment, and non-productive labor for associates required to quarantine and paid incentives above standard compensation for essential workers.

The following table sets forth our results of operations for the last six quarterly periods presented as a percentage of our total revenues for those periods:

	Quarter Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Net revenue	100%	100%	100%	100%	100%	100%
Operating expenses:
Cost of services	61%	64%	62%	61%	61%	60%
Selling, general and administrative	14%	16%	14%	13%	14%	14%
Other	0%	0%	0%	1%	2%	1%

Total operating expenses	76%	80%	77%	76%	78%	75%

Income from operations	24%	20%	23%	24%	22%	25%
Interest expense	8%	8%	5%	4%	6%	8%
Tax expense	0%	0%	0%	0%	0%	1%
Other (income) expense, net	0%	0%	0%	0%	0%	0%

Total other expense, net	8%	8%	5%	4%	6%	8%

Net income	16%	11%	18%	20%	16%	17%

Liquidity and capital resources

Ensemble Health Partners, Inc. is a holding company with no operations of our own and, as such, we will depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our current and future subsidiaries. The terms of the agreements governing our Credit Agreement contain certain negative covenants prohibiting certain of our subsidiaries from making cash dividends or distributions to us. For a discussion of those restrictions, see “—Credit Facilities” below and “Risk Factors --Risks related to our business and industry—We have a substantial amount of indebtedness. The agreement that governs our indebtedness contains covenants that impose restrictions on our ability to operate.”

Our primary sources of liquidity include our cash and cash equivalents, cash flows from operations, and borrowings under our Credit Agreement. See Note 2, “Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

As of June 30, 2021 and December 31, 2020, we had cash and cash equivalents of $76.0 million and $125.4 million, respectively. The decline was primarily driven by distributions to members and funding of the Odeza acquisition, partially offset by proceeds from the incremental debt borrowing and cash provided from operating activities net of investing activities.

We believe that our existing cash on hand, expected future cash flows from operations, and additional borrowings available under our Credit Agreement will provide sufficient resources to fund our operating requirements, as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next twelve months from the date of issuance of the consolidated financial statements. Our liquidity is influenced by many factors, including timing of net revenue and corresponding cash collections, the amount and timing of investments in strategic initiatives, our investments in property, equipment and software, and obligations upon surrender of shares upon vesting of equity awards. In the event that we need to refinance our Credit Agreement or additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. We continue to invest capital in order to achieve our strategic initiatives. If we are unable to raise additional capital when desired, our business, operating results, and financial condition may be adversely affected.

In connection with the GGC Acquisition, the Company entered into a credit agreement with a syndicate of banks on August 1, 2019 (the “Credit Agreement”). The Credit Agreement includes a $672 million seven-year term loan (the “Term Loan”) and a $75 million five-year revolving commitment (the “Revolver”). Both loans may be a base rate loan or a Eurodollar rate loan plus 3.75%. As of June 30, 2021, the effective interest rate was 3.94% on the Term Loan. No amounts were outstanding on the Revolver. The loans are generally collateralized by all assets and equity interests of the Company.

On February 17, 2021, the Company entered in Amendment No. 1 to the Credit Agreement whereby an incremental term loan of $785 million was issued (the “Incremental Term Loan”). The terms of the Incremental Term Loan are essentially the same as the Term Loan (together the “Amended Credit Agreement”). The Incremental Term Loan contains the same interest rate and end maturity as the Term Loan with quarterly principal payments increasing to $3.7 million until maturity at which time the remaining principal balance is due. See Note 10, “Long-Term Debt” to our condensed consolidated financial statements included elsewhere in this prospectus for additional information on our long-term debt.

Ensemble Health Partners Holdings, LLC is required to make tax distributions to our owners under our LLC agreement. For the six months ended June 30, 2021 and 2020 we made payments of $41.4 million and $34.1 million, respectively. For the year ended December 31, 2020 and five months ended December 31, 2019, we made payments of $102.0 million and $10.6 million, respectively. The payment obligations under the tax receivable agreement are obligations of Ensemble Health Partners, Inc., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. If our cash flows and capital resources are insufficient to fund our debt service obligations or tax distribution obligations, we may seek additional capital, restructure or refinance our indebtedness, or sell assets.

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table:

	Six Months Ended
	June 30, 2021	June 30, 2020

(Amounts in thousands)	($)	($)
Net cash provided by operating activities	67,818	106,624
Net cash used in investing activities	(63,569)	(13,849)
Net cash used in financing activities	(53,566)	(7,538)

Net increase (decrease) in cash and cash equivalents	(49,317)	85,237

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019

(Amounts in thousands)	($)	($)	($)
Net cash provided by operating activities	188,141	67,399	159,768
Net cash used in investing activities	(29,323)	(1,253,010)	(4,018)
Net cash (used in)/provided by financing activities	(111,166)	1,263,342	(248,609)

Net (decrease)/increase in cash and cash equivalents	47,652	77,731	(92,859)

Cash flows provided by operating activities

Cash flows provided by operating activities were $67.8 million for the six months ended June 30, 2021 as compared to $106.6 million for the six months ended June 30, 2020. The decrease to net cash provided by operating activities reflects an increase to net income of $31.7 million, offset by a decrease of $(78.1) million in certain assets and liabilities. Changes to assets and liabilities were primarily comprised of a decrease of $(35.8) million in salaries and other liabilities related to the CARES Act Medicare advance payments of $37.4 million received in March of 2020, and an increase of $(42.2) in accounts receivable resulting from revenue growth.

Cash flows provided by operating activities were $188.1 million for the year ended December 31, 2020 (Successor) as compared to $67.4 million for August 1, 2019 to December 31, 2019 (Successor) and $159.8 million for January 1, 2019 to July 31, 2019 (Predecessor). The decrease in net cash provided by operating activities reflects a decrease to net income of $(47.9) million partially offset by changes in certain assets and liabilities. The changes to assets and liabilities which were comprised of an increase of $41.5 million in salaries and other liabilities supporting the continued buildout of the organization following our separation from BSMH and long-term growth in addition to the CARES Act Medicare advance payment, and an increase of $10.3 in accounts receivable offset by a decrease in $(75.6) million of liabilities due to related parties partially driven by the separation from BSMH in the Successor period.

Cash flows used in investing activities

Cash flows used in investing activities were $63.6 million for the six months ended June 30, 2021 as compared to $13.8 million for the six months ended June 30, 2020. Cash flows used in investing activities increased in 2021 primarily due to the acquisition of Odeza on June 1, 2021.

Cash flows used in investing activities were $29.3 million for the year ended December 31, 2020 (Successor) as compared to $1,253.0 million for August 1, 2019 to December 31, 2019 (Successor) and $4.0 million for January 1, 2019 to July 31, 2019 (Predecessor). Cash flows used in investing activities decreased in 2020 primarily attributable to the Golden Gate Capital Acquisition on August 1, 2019.

Cash flows used in financing activities

Cash flows used in financing activities were $(53.6) million for the six months ended June 30, 2021 as compared to $(7.5) million for the six months ended June 30, 2020. Cash flows used in financing increased in 2021 primarily due to distributions paid to members partially offset by proceeds from the incremental debt borrowing.

Cash flows (used in)/provided by financing activities were $(111.2) million for the year ended December 31, 2020 (Successor) as compared to $1,263.3 million for August 1, 2019 to December 31,

2019 (Successor) and $(248.6) million for January 1, 2019 to July 31, 2019 (Predecessor). Cash flows provided by financing decreased in 2020 primarily due to the proceeds from issuance of equity units associated with the Golden Gate Capital Acquisition.

Contractual obligations

The following table presents a summary of our contractual obligations as of June 30, 2021 (in thousands):

	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
Operating leases (1)	$3,414	$6,361	$6,459	$6,532	$6,562	$65,206	$94,534
Debt obligations (2)	$7,334	$14,669	$14,669	$14,669	$14,669	$1,375,255	$1,441,265
Interest on debt (2)	$13,094	$25,775	$25,511	$25,316	$24,983	$18,513	$133,192

Total	$23,842	$46,805	$46,693	$46,517	$46,214	$1,458,974	$1,668,991

(1)	Obligations and commitments to make future minimum rental payments under non-cancelable operating leases having remaining terms in excess of one year.

(2)

Relates to our borrowings under the Amended Credit Agreement and assumes quarterly interest payment by applying the interest rate by applying the effective interest rate of 3.94% in effect as of June 30, 2021. Payments herein are subject to change, as payments for variable rate debt have been estimated. As of June 30, 2021, the total principal amount of debt outstanding, excluding unamortized debt discount and deferred issuance costs, was $1,441.3 million. In connection with this offering, we expect to repay $400 million of the outstanding borrowings under our Amended Credit Agreement.

Our contractual obligations exclude any obligations under the tax receivable agreement. Although the actual timing and amount of any payments that we make to the TRA Beneficiaries under the tax receivable agreement will vary, we expect that those payments will be significant.

Critical accounting policies and use of estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2, “Significant Accounting Policies”, of the accompanying consolidated financial statements included elsewhere in this prospectus. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Net revenue

We recognize revenue, in accordance with ASC 606, when it satisfies a performance obligation by transferring control over a service to a customer, which is typically over the contract term. We do not incur material incremental customer contract acquisition costs and therefore such amounts are expensed as incurred.

Estimates of variable consideration are included in net revenue to the extent that it is probable that a significant reversal of cumulative net revenue will not occur once the uncertainty is resolved. Our net revenue is variable and consists of base fees less client reimbursable expenses plus incentive fees, with the uncertainty related to base fees, reimbursable expenses and certain incentive fees being resolved monthly, and with the uncertainty of other incentive fees typically being resolved quarterly or annually. Incentive fees represent approximately 3% of our net revenues. The inputs to our net revenue estimates typically include historical service fees, historical reimbursable expenses, historical customer collection amounts, and historical achievement of metrics. Additionally, we forecast our clients’ NPR and/or cash collections to assist in estimating certain components of our net revenue. We update our historical data and forecasts to refine our estimates each reporting period. Depending on the structure of the arrangement, we (1) allocate the variable amount to each distinct service period in the series and recognize revenue as each distinct service period is performed, (2) estimate variable consideration at contract inception using the mostly likely amount method, giving consideration to any constraints that may apply and updating the estimates as new information becomes available, and recognize the amount ratably over the period to which it relates, or (3) apply the ‘right to invoice’ practical expedient and recognize revenue based on the amount invoiced to the customer during the period. We recognize revenue over time as the as the service is performed because the customer simultaneously receives and consumes the benefits of the service. The amount recognized reflects the amount of consideration we expect to be entitled to in exchange for the services transferred to the customer. Invoices for services are generally issued to customers monthly and paid within 30 days or less. As a result, no significant contract assets exist and there are no significant financing components in our revenue arrangements.

Equity-based compensation

We grant certain key employees and board members Class M profits interest units (the “Class M Units”) in accordance with the provisions of the Ensemble Health Partners Holdings, LLC agreement and separate equity award agreements. We account for equity-based awards to employees in accordance with Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation (“ASC 718”). Employee awards are valued on the date of grant, using the Black-Scholes option-pricing model and are expensed on a straight-line basis over the related service period. The awards generally vest over a period of five years and are issued in tranches subject to certain performance conditions. Vested Class M Units are eligible to participate in our profits. We made an accounting policy election to account for forfeitures as they occur. Vested Class M Units are subject to a repurchase option commencing on the later of (1) participant’s termination of service or (2) the one-year anniversary of the initial acquisition of the Units subject to repurchase, and for a period ending one year thereafter. Management monitors the probability of exercising the repurchase option. If it becomes probable that the repurchase option may be exercised within six months of vesting, or at a price that is less than fair value, reclassification of the Units from equity to liabilities may be required.

We estimated the fair value of the awards using an option pricing model (“OPM”) approach valuing each tranche of Class M Units granted. The OPM is based upon the concept that the Class M Units can be viewed as a series of call options, and thus each tranche can be valued using the Black-Scholes model. We make assumptions regarding the risk-free interest rate, expected future volatility and expected life of the award. These inputs are subjective and generally require significant analysis and judgment to develop. We aggregate all employees into one pool based on the grant date for valuation purposes. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. We estimate the expected volatility of the unit price by reviewing the historical volatility levels of its Class A Units in conjunction with that of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected volatility. We exercise judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. We calculate the expected term in years for each award using a simplified method based on the average of each award’s vesting term and original contractual term. The simplified method was used due to the lack of sufficient historical data available to provide a reasonable basis upon which to estimate the expected term of each unit.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense. For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Goodwill

Goodwill represents the excess of consideration paid over the estimated fair value of the net tangible and identifiable intangible assets acquired in business combinations. The Company assesses goodwill for impairment at least annually on October 1 or, if necessary, more frequently, whenever events or changes in circumstances indicate the asset may be impaired.

In testing for goodwill impairment, the Company first assesses qualitative factors. If based on the qualitative assessment, it is determined that it is more likely than not that the fair value of the Company’s single reporting unit is less than its carrying amount, including goodwill, the Company will perform the quantitative impairment test in accordance with Accounting Standards Codification (“ASC”) 350-20-35, as amended by Accounting Standards Update (“ASU”) 2017-04, to determine if the fair value of the reporting unit exceeds its carrying amount. If the fair value is determined to be less than the carrying value, an impairment charge is recorded for the amount by which the reporting unit’s carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. No impairment charges were recorded during the Successor and Predecessor periods presented.

Other Intangible Assets

Other intangible assets primarily consist of definite-lived contracts and relationships with customers and are net of accumulated amortization. Amortization is calculated using the straight-line method over the assets’ estimated remaining useful lives ranging from six to 32 years. Other intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There were no impairment losses for the other intangible assets for the periods presented.

Property, Equipment and Software

Property, equipment and software are recorded at historical cost or estimated fair value as of the date of the Golden Gate Capital Acquisition. Depreciation is recorded over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. The estimated useful life of property and equipment ranges from three to four years for software and certain computer equipment and seven years for furniture and fixtures. Leasehold assets are depreciated at the lesser of the term of the lease or estimated useful life of the asset.

Costs incurred in the development and installation of internal-use software are expensed if they are incurred in the preliminary project stage or post-implementation stage, while certain costs are capitalized if incurred during the application development stage. Internal-use software is amortized over its expected useful life, generally between three and five years, with amortization beginning when the project is completed, and the software is placed in service.

Property, equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset group to the estimated future undiscounted net cash flows expected to be generated by the asset group. If estimated future undiscounted net cash flows are less than the carrying value amount of the asset group, the asset is reduced to its estimated fair value.

Quantitative and qualitative disclosures about market risk

Concentration risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of accounts receivable (including related party). The largest five clients make up approximately 78% of the accounts receivable balance as of June 30, 2021 and 78% and 67% of the accounts receivable balance as of December 31, 2020 and 2019, respectively. The largest five clients make up approximately 85% and 80% of net revenue (including related party) during the six months ended June 30, 2021 and 2020, respectively, and 80% and 86% of net revenue (including related party) during the Successor periods twelve months ended December 31, 2020 and the five months ended December 31, 2019. The largest five clients make up approximately 90% of net revenue (including related party) during the Predecessor period seven months ended July 31, 2019. For further details, see Note 15, “Segments and Customer Concentrations” and Note 16, “Related Party Transactions” of the accompanying audited consolidated financial statements included elsewhere in this prospectus.

Interest rate sensitivity

The Credit Agreement is subject to interest rate risk, as the loan is termed as either a base rate loan or a Eurodollar rate loan plus 3.75%. A hypothetical 100 basis points increase or decrease in the current effective rate would have an impact on our interest expense of approximately $7 million for the year ended December 31, 2020 or $6 million for the six months ended June 30, 2021.

JOBS Act accounting election

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of exemptions, including, without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual net revenues of $1.07 billion or more;

(ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt securities during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which could occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second quarter of such year.

New accounting standards

For additional information regarding new accounting guidance, see Note 3, “Recent Accounting Pronouncements,” to our consolidated financial statements included elsewhere in this prospectus, which provides a summary of recently adopted accounting standards and disclosures.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

BUSINESS

Our mission

Our mission is to provide a superior end-to-end revenue cycle management (“RCM”) platform that transforms health system financial performance, enhances the patient experience, and better enables providers to focus on clinical care.

The Problem	The Ensemble Platform	The Results

Health systems are under enormous operational and financial pressure

•  Reimbursement complexity, rate pressure, and rising costs

•  Fragmented revenue cycle technologies and services create disjointed processes

•  Lack of revenue cycle focus and scale relative to payors

Addresses these challenges with a purpose-built end-to-end operating platform and differentiated approach

•  Experienced operators

•  Processes designed to optimize end-to-end revenue cycle

•  Flexible technology that adapts to, and scales with, our clients

Significant and sustainable improvements in our clients’ financial performance

•   Increased net patient revenue and operating margins

•   Cash acceleration

•   Rapid implementation and return on investment (“speed to value”)

•   Leading client satisfaction

Overview

Ensemble Health Partners is a leading provider of technology-enabled RCM solutions for health systems, including hospitals and affiliated physician groups. We purpose-built our end-to-end RCM platform to deliver significant and sustainable financial performance improvement for our clients, enhance the patient experience, and better enable providers to focus on clinical care. With over $20 billion in annual Client NPR under management across our clients, we are well positioned to capitalize on the large and growing RCM market.

RCM is the mission-critical set of processes by which healthcare providers are paid and encompasses the entire lifecycle of a medical claim, from patient intake through revenue collection, helping healthcare providers identify, manage, and collect revenue from patients, insurance companies, and other payors. Today, effective RCM is particularly critical as health systems are under enormous operational and financial pressure as a result of increasing reimbursement complexity, rate pressure, rising costs, and fragmented revenue cycle technologies and services. These challenges, combined with health systems’ lack of revenue cycle focus and scale relative to payors, often lead to under-optimized revenue collections, excessive costs to collect, weakened cash flow, and a disjointed billing experience for patients.

We manage and optimize health systems’ RCM operations from patient intake through revenue collection by deploying a scalable operating model that leverages a powerful combination of experienced operators, proven processes, and proprietary cloud-based technology. Our end-to-end solutions are designed to deliver significant value for clients, including: (i) sustainable improvements in financial performance driven by increased Client NPR and operating margins and accelerated cash flow, (ii) increased patient satisfaction driven by a streamlined registration and billing experience, and (iii) increased physician and staff satisfaction driven by a reduced administrative burden.

We estimate that our core addressable market of hospitals and affiliated physician groups generate approximately $1 trillion of annual net patient revenue, based on management assessments derived from available industry and client data regarding 2020 net patient revenue generated by such health systems. Based on such management estimates, we expect U.S. health systems to spend approximately 5% of their net patient revenue on average on revenue cycle operations, implying an addressable market of $50 billion for our solutions. Today, more than 80% of health system revenue cycle spend is on internal functions and vendors with limited scope (“point solutions”), with end-to-end revenue cycle vendors serving the remaining 20% of the addressable market. However, penetration of end-to-end RCM solutions has consistently increased over the last three years, driving market growth of approximately 11% per annum. Within the end-to-end RCM market, we are gaining market share and consistently recognized by KLAS Research as the leader in this large and growing industry.

We were founded on the premise that the best results require a combination of skilled and experienced operators, proven and repeatable processes, and modern and flexible technologies.

Operators.     Our management team is led by experienced revenue cycle operators who are able to diagnose revenue cycle inefficiencies and have first-hand experience in resolving them. Our leadership is supported by skilled and highly engaged associates who are trained to apply our process and technology. Our associates include both Ensemble employees and certain client employees whom we oversee.

Process.     Our process is codified in detailed execution plans and procedures, which we refer to as “playbooks.” These playbooks are focused on identifying and addressing the root causes of inefficiencies in order to drive sustainable improvements for our clients. We tailor our solutions to suit each client’s specific needs, and our end-to-end approach helps improve coordination, continuity and support across the entire revenue cycle process.

Technology.     Our flexible, cloud-based technology platform enables our associates to drive efficiencies and yield through rapid data ingestion, advanced analytics and workflow automation, and powerful business intelligence. In addition, our technology stack is highly adaptable and can be configured to overlay and integrate with each client’s existing foundational systems.

We have a consistent track record of signing, onboarding and delivering results for new end-to-end clients. Over the past few years, we have grown our Client NPR under management from approximately $4 billion as of December 31, 2017 to approximately $21 billion as of June 30, 2021, including more than $5 billion from new contracts signed in 2020 despite the disruption in the healthcare industry caused by COVID-19.

Client NPR under management (1) ($billion)

as of:

(1)	Client NPR under management represents, as of a specific date, the aggregate annual Client NPR that we are contracted to collect under end-to-end contracts.

We believe our differentiated platform and strong client relationships translate to a compelling financial profile, characterized by:

•	Highly recurring revenue driven by long-term, end-to-end contracts with a weighted average initial term of 8 years.

•	Strong and sustainable margins driven by rapid technology deployment, efficient labor utilization, and continuous vendor rationalization.

•	Substantial cash generation driven by minimal capital expenditure and working capital requirements.

Furthermore, we have demonstrated an ability to drive rapid and profitable growth. For the six months ended June 30, 2021 we generated net revenue of $401.1 million, net income of $67.0 million, and Adjusted EBITDA of $138.1 million compared to net revenue of $258.7 million, net income of $35.2 million, and Adjusted EBITDA of $92.0 million, for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated net revenue of $600.0 million, net income of $100.7 million, and Adjusted EBITDA of $210.3 million. For the 2019 Successor Period and 2019 Predecessor Period, respectively, we generated net revenue of $231.3 million and $344.3 million, net income of $33.6 million and $115.0 million, and Adjusted EBITDA of $80.6 million and $124.7 million. See “Prospectus summary—Summary consolidated financial and other data—Non-GAAP financial measure” for a reconciliation of Adjusted EBITDA to net income. Our total outstanding long-term indebtedness was $1,427 million as of June 30, 2021.

Our industry

Health systems are facing increasing financial and operational pressures, which magnifies the importance of managing an effective revenue cycle process. However, many provider organizations struggle to optimize collections in a cost-efficient and timely manner, which we believe is driven by the following factors:

Increasing complexity of the healthcare payment ecosystem.    National health expenditures continue to rise and are expected to accelerate, driven in part by an aging U.S. population and greater utilization of healthcare services. In response to rising costs, government and commercial payors are focused on cost mitigation and reduction, as well as implementing alternative payment models. Coding standards are constantly evolving to provide more accurate clinical documentation and to support this new reimbursement paradigm. It is often difficult for providers to adapt to these changes on a timely basis.

Increasing consumerism and patient responsibility in healthcare.    The trend of rising costs has increased consumer involvement in healthcare decisions and brought about the proliferation of high-deductible health plans. According to the Agency for Healthcare Research and Quality’s Medical Expenditure Panel Survey, the percentage of private-sector employees enrolled in high-deductible health insurance plans has increased from 30% in 2013 to 51% in 2019. Higher deductibles and an increase in self-pay patients have the potential to lead to higher levels of hospital bad debt and uncompensated care. In 2015, hospitals saw significant reductions in uncompensated care resulting from the Medicaid expansion, marketplace subsidies, and other major insurance market reforms. Since then, uncompensated care costs have grown at a 3.6% compound annual growth rate to $41.6 billion in 2019, according to data from the American Hospital Association. In response to these trends, health systems should focus on engaging the patient early in the revenue cycle process and delivering a consumer centric experience to the patient in order to optimize collections on this increasing portion of the total healthcare bill.

The dynamics between payors and providers are evolving.    In an effort to curb rising healthcare expenditures, governmental and commercial payors are increasingly investing in capabilities to ensure appropriate reimbursement to providers. This requires that providers have the proper controls, systems, and reporting capabilities in place to ensure the complete and accurate documentation of claims. Health systems without these core competencies risk increased initial denials, which can lead to longer collection cycles, increased costs to manage these claims, and potential increases in bad debt expense. Providers are also experiencing reimbursement pressures from governmental and commercial payors alike in an effort to address rising healthcare costs and constrained fiscal budgets. Payors have increased in scale and technological sophistication in recent years through consolidation and accelerated investments, which has generated additional contracting leverage in their relationships with health systems.

Health systems often lack the capabilities to efficiently manage and optimize their own revenue cycle operations.    The complexity of the revenue cycle process requires a degree of operational expertise and scaled investments in human capital and technology that many health systems struggle to attain on their own. Challenges include:

•	Disjointed processes due to difficulties coordinating the activities of various internal departments and integrating with numerous point solutions vendors.

•	Under-invested and under-optimized technology due to competing budget priorities and attempts to leverage technologies that are not purpose-built for end-to-end revenue cycle optimization.

•	Difficulties recruiting and retaining human capital at a local level with the necessary in-depth understanding of these complex processes.

The results of these factors are under-optimized collections, excessive costs to collect, and a disjointed billing experience for patients.

Market opportunity

We estimate that our core addressable market of hospitals and affiliated physician groups generate approximately $1 trillion of annual net patient revenue, based on management assessments derived from available industry and client data regarding 2020 net patient revenue generated by such health systems. Based on such management estimates, we expect U.S. health systems to spend approximately 5% of their net patient revenue on average on revenue cycle operations, implying an addressable market of $50 billion for our solutions. Approximately 20% of the addressable market is currently managed by end-to-end vendors. The rest of the market remains operated by health systems’ internal functions, which are often supplemented with various point solution offerings to address specific aspects of the revenue cycle. Revenue cycle operations that rely on these collections of point solution services and technologies typically suffer from workflow inefficiencies, higher costs to collect, and disjointed patient experiences, issues that are exacerbated as a health system grows.

Our estimates suggest that penetration of end-to-end solutions has increased from approximately 15% of total RCM spend in 2017 to approximately 19% in 2020, driven by new client wins by end-to-end vendors. In addition to the penetration increase, health systems have grown their NPR at approximately 4 to 5% per annum, resulting in an end-to-end market growth rate of approximately 11% per annum since 2017. We have historically outgrown the overall market, increasing our end-to-end Client NPR under management at a 66% compound annual growth rate (“CAGR”) over the same 2017-2020 period. We believe that end-to-end vendor penetration within the RCM market will continue to increase as health systems recognize the value proposition that an end-to-end platform offers for addressing the root causes of the financial and operational challenges facing the industry.

Our solutions

We provide an end-to-end RCM solution that spans the entire revenue cycle process from patient intake through revenue collection.

Patient intake

Digital patient engagement.    AI-enabled communication technology that helps healthcare providers reach the modern consumer with intelligent, real-time two-way texting, interactive voice response calls, email, live chat and web-based chatbots.

Pre-arrival services.    Services are provided before a patient arrives at the facility and include scheduling, pre-registration, and insurance authorization and verification. Insurance and benefits verification prior to care delivery allows health systems to understand the likelihood of reimbursement and leads to lower initial denials rates. For patients without insurance coverage, eligibility solutions help to find alternative coverage and payment options. Patient responsibility estimation tools also enable providers to provide upfront communication to patients as to their financial responsibility, which ultimately can lead to higher rates of collections and an improved patient experience.

Facility patient access.    Processes are performed at the time of service and include registration, eligibility and benefit management, financial counseling, and point of service collections from patients. The capture of complete and accurate patient information is critical to the ability to submit clean claims for services provided to the patient. In addition, the identification and collection of point of service payments from patients accelerates cash collections, reduces the risk of bad debt and is designed to improve patient experience and satisfaction.

Revenue capture

Utilization review and physician advisory.    Services provided to review and advise providers on the medically necessary level of care for patients and the required documentation to support that level of care. Physician advisors also act on behalf of the client health systems to explain and support the appropriate care level to healthcare payors in order to obtain authorization for services and payment.

Health information management.     Services are performed after care is delivered to the patient and are focused on the proper documentation and coding of services rendered. Solutions include coding, clinical documentation improvement (“CDI”), release of information, and diagnosis related group (“DRG”) validation. These services are designed to ensure that claims submitted to payors are completely and accurately documented to reduce coverage denials and ensure timely reimbursement to the health system.

Revenue integrity.     Services involve ongoing chargemaster management and maintenance, charge capture audits, and charge education and training to revenue cycle professionals. These solutions are aimed at ensuring the effectiveness of charge capture functions to ensure all health system departments have the resources to capture all services and procedures provided to patients.

Revenue collection

Central business office.     Services include insurance billing, accounts receivable (“A/R”) management, denials and underpayments recovery, patient billing, and customer service. Data accuracy, tracking of claims, efficient workflows, and prioritization of accounts at this stage is critical to maximizing collections from responsible payors in a timely manner. Where possible, we look to utilize shared services centers whereby clients can realize the benefits of our scale and our shared best practices that allow us to reduce the cost to collect. Our technology allows us to automate many of these tasks, including appeals generation, claims follow-ups and credit stratification. As an example, our 3rd party web bots scrape payor portals to automate the retrieval of insurance coverage information for patients.

Our competitive strengths

Experienced revenue cycle operators with deep functional expertise.     We are a founder-led company with a deep bench of operational leaders who have over 600 years of cumulative RCM experience, including running revenue cycle operations for some of the largest health systems in the country. Through our robust training and development programs, we continuously extend this functional expertise to our increasingly skilled and highly engaged workforce of associates primed to become the next generation of revenue cycle leaders. Furthermore, our diverse, inclusive and meritocratic culture has earned us a reputation as an employer of choice within the healthcare industry.

Proprietary cloud-based technology.     EIQ builds upon our extensive domain expertise with a leading-edge technology platform comprised of tightly integrated data ingestion, workflow automation and business intelligence solutions on a modern cloud architecture. Our technology is uniquely designed to supplement, rather than replace, clients’ existing systems and helps drive significant improvements in our clients’ cash yield and our associates’ productivity.

Comprehensive end-to-end solution.     Our platform manages the entire revenue cycle, unlike many competitive offerings which only address certain portions. Based on our experience, health systems that do not use end-to-end providers often rely on dozens of separate point solutions, which we believe creates significant inefficiencies and increases costs. Our platform is further differentiated as a result of being purpose-built to provide end-to-end solutions for a variety of health system types, rather than having been carved-out and repurposed from a parent health system or cobbled together from acquired point solutions.

Flexible and transparent approach.     Flexibility and transparency are key tenets of our approach. We first identify specific revenue cycle process errors and inefficiencies through a comprehensive upfront assessment, and then describe in detail to our clients our plan to solve them. Significant collaboration with our clients helps ensure that our initial review is thorough, that we understand our clients’ operations, and that we can maximize our impact when we begin our operational engagements.

Rapid speed to value.     We believe the rapid return on investment we demonstrate for clients is a key differentiator relative to our competition. We are typically able to onboard new clients in three to four months and drive significant improvements in our clients’ results within the first year of an end-to-end engagement. This rapid speed to value is enabled by our comprehensive upfront assessment, which pre-identifies performance gaps, and our flexible technology platform, which quickly deploys our workflows and analytics.

Our business model

We derive approximately 90% of our net revenue from long-term, end-to-end RCM contracts under which we typically operate the client’s entire revenue cycle function. Our end-to-end contracts generally have an initial term of 5-10 years with automatic renewals thereafter, subject to the parties’ respective termination rights. As of December 31, 2020, approximately 70% of our end-to-end Client NPR under management is from contracts with renewal dates in 2027 or later, providing significant revenue visibility and predictability. Our gross operating billings earned under end-to-end contracts typically have two components:

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Base fees.     Under our end-to-end contracts, we earn a base fee typically calculated as a percentage of all cash collections related to Client NPR managed under the applicable contract. The fee percentage varies across contracts and is largely dependent upon the client’s revenue cycle infrastructure and the nature of the solutions we provide. This base fee is inherently tied to underlying trends in our clients’ NPR (i.e., as our clients’ NPR grows, our own fee base grows organically). Based on data provided by the Centers for Medicare & Medicaid Services (“CMS”), U.S. hospital revenues have grown at approximately 5% per annum over the past several decades, a trend that is projected to continue due to population growth, aging demographics, and increasing acuity. For the year ended December 31, 2020, base fees represented over 97% of our revenue from end-to-end contracts.

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Incentive fees.     Many of our end-to-end contracts also include incentive fees that are tied to meeting agreed-upon targets for certain performance metrics, which align our interests with those of our clients and enable us to share in the value that we deliver. For the year ended December 31, 2020, incentive fees represented less than 3% of our revenue from end-to-end contracts.

We also sell components of our end-to-end offering on a modular basis as point solutions, including assessments, interim leadership, digital patient engagement technology, denials / underpayment recovery, complex claim review, accounts receivable rundowns, zero balance review, and Epic optimization services. These solutions allow us to demonstrate our value proposition by addressing specific client pain points, and provide a potential path to end-to-end engagements. Our point solution contracts can be either temporal or recurring in nature with terms of 1-3 years.

Our results

Since 2015, we have successfully onboarded 16 new unaffiliated end-to-end clients, which we believe is substantially more than any other RCM provider based on publicly disclosed engagements. In addition, an end-to-end client has never terminated our relationship. We credit our commercial success to the compelling results that we deliver for our clients, which are exemplified by our industry-leading customer satisfaction scores. For two consecutive years (2020 and 2021), KLAS Research has recognized Ensemble as the “Best in KLAS” vendor for Revenue Cycle Outsourcing based on data collected from healthcare providers across five customer experience pillars: loyalty, operations, services, relationship, and value. We received the highest score of any end-to-end RCM vendor on all five categories.

We have a consistent track record of delivering on our value proposition for end-to-end clients, inclusive of:

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Improved financial performance.    We deliver significant and sustainable improvements in our clients’ net revenue, operating margins and cash flows. We drive incremental Client NPR (or “lift”) through improved charge capture, denial reduction and underpayment recovery, and we drive cash acceleration through increased point-of-service collections and reduced initial denial rates. We have historically averaged 4-5% Client NPR lift and 400-500bps increase in cash collections as a percentage of Client NPR for end-to-end clients of greater than one year, with 2-3% Client NPR lift in the first year of the engagement and incremental improvements thereafter. These results are often critical improvements for health systems operating on thin margins due to the financial and operational pressures that they face. As validation of our best-in-class RCM results, our end-to-end clients have received the Healthcare Financial Management Association’s “MAP Award for High Performance in Revenue Cycle” on several occasions.

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Improved patient experience.    We help deliver a seamless experience for our clients’ patients by proactively managing their entire financial encounter, from scheduling and registration through billing and payment, in a coordinated fashion. By communicating with the patient prior to care delivery, accurately capturing and documenting their information, and maintaining engagement through final payment, we always aim to support a positive provider-patient interaction. Furthermore, our digital communication technology offers additional convenience for patients by enabling self-service scheduling, virtual registration and mobile payments.

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Improved staff satisfaction.    We reduce the administrative workload of our clients’ medical and administrative staff by automating patient communications and managing coding and billing processes. This enables our clients to focus on delivering clinical care.

Our growth strategy

Key elements of our growth strategy include the following:

Win new end-to-end clients in the large and underpenetrated RCM market.    Of the approximately $1 trillion of addressable health system NPR, we estimate approximately $50 billion is spent annually on RCM, of which approximately 20% is covered by end-to-end contracts. We believe we have an opportunity to penetrate the estimated $40 billion of in-sourced and point solution spend, and also to displace less effective end-to-end competitors as their contracts come up for renewal. We have a proven track record of winning major end-to-end revenue cycle management contracts.

Increase revenue within our existing client base by:

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Capturing the underlying NPR growth of our existing health system clients: We are paid a percentage of cash collections of Client NPR, so our revenue naturally increases with theirs. According to Definitive Healthcare, U.S. hospital NPR increased at a 5% CAGR from 2015 to 2019, and our clients have historically experienced similar NPR growth as the overall market.

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Increasing penetration within our existing client base: Our high levels of client satisfaction mean we are well-positioned to expand our solution to new facilities, non-acute RCM services, and general upsell of value-added services.

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Converting our point solution clients to end-to-end revenue cycle contracts: We have intentionally focused our point solution business on offerings that demonstrate the power of our operating platform and that provide an opportunity to convert to end-to-end contracts.

Drive innovation and capitalize on opportunistic M&A.     The RCM market is highly fragmented, and we regularly assess merger and acquisition opportunities to continue enhancing our operating platform. However, we will be selective around the strategic and cultural fit of potential acquisitions, as our success has primarily been through organically developing technology and service capabilities that are purpose-built for end-to-end revenue cycle management.

Our platform

We purpose-built our operating platform to tackle the complexities of end-to-end RCM and to deliver impactful solutions for our health system clients. The Ensemble platform consists of (i) our operators, (ii) our process, and (iii) our technology. Together, these elements have enabled our track record of delivering compelling financial results, rapid speed-to-value and highly satisfied clients.

Our operators

At Ensemble, our philosophy is simple: “people first, last, and always.” We are led by experienced and proven healthcare revenue cycle operators who have designed, maintained, and optimized RCM solutions across a wide variety of health systems. The playbooks they have developed help us identify and address inefficiencies by applying our leading process and technology. We invest significant time and resources in hiring, training, and developing our associates. In addition to building technical competencies, our objective is to create a meritocratic culture where every associate has an opportunity for advancement. The result is a skilled and highly-engaged workforce whose mission is to support our clients and drive best-in-class revenue cycle performance.

Our operational leaders (Assistant Vice Presidents and above), of which approximately 51% are female, have over 600 years of cumulative RCM experience, including running revenue cycle operations for some of the largest health systems in the country. We deliver a high concentration of talent to our clients that would be difficult for them to replicate independently. In addition to expertise in revenue cycle process and design, our operators have first-hand experience with the practical challenges of implementing effective RCM solutions, which earns us credibility and trust from both existing and prospective clients. We believe that our leadership’s broad and deep set of experiences provide us with an important and enduring strategic advantage.

Beyond our leadership, we invest heavily in our associate work force. In contrast to a typical health system, our revenue cycle associates are the focus and lifeblood of our organization. We provide rigorous training and continuing education at every level of our organization to ensure our people remain at the leading edge of their field; in aggregate, our employees have more than 4,000 specialty certifications. We also provide a dynamic career path and have a track record of developing and promoting high performers from within. Furthermore, we have the added advantage of being able to hire nationally and are unconstrained by individual local market talent pools.

We are extremely proud of the diverse, inclusive, and meritocratic culture that we have created at Ensemble, and believe that our continuous investment in our people creates a virtuous cycle in which they are both happier and more effective in their jobs, as demonstrated by recent surveys indicating that over 82% of our associates express satisfaction in their work compared to the industry benchmark of 72%. Finally, we have consistently been recognized as an employer of choice on rankings from Becker’s 150 Top Places to Work and the Cincinnati Enquirer newspaper, which we believe will further enhance our ability to attract and retain best-in-class talent.

Our process

RCM is a critical function for health systems. As a result, health systems select third-party partners not just on their marketed or claimed value proposition, but also the consistency, replicability,

and reliability of their processes. Our process is codified in our operational playbooks, which we believe are the most effective in the industry. These playbooks consist of distinct tasks, but also emphasize a philosophy of continuous learning and improvement in driving RCM. Key elements of our playbooks include: (i) a rigorous upfront assessment of a prospective client’s revenue cycle operations; (ii) rapid and comprehensive implementation of industry best practices; (iii) a philosophy of flexibility, root cause identification, and continuous improvement enabled by our differentiated end-to-end model; and (iv) an emphasis on transparent interactions with our clients. Unlike point solution vendors who, by definition, identify and address issues in a limited scope of the revenue cycle, we resolve inefficiencies at their source and re-engineer end-to-end processes to maximize system efficiency.

Our process typically begins with a comprehensive upfront assessment of a prospective client’s existing revenue cycle operations. This assessment provides an opportunity to evaluate the current system and identify key inefficiencies or gaps in their operations. Assessments include a combination of data analysis, document/process review and on-site team interviews, and typically occur over the course of 4-6 weeks. The results are used to determine baseline key performance indicators (“KPIs”) and are granularly benchmarked against industry standards and Ensemble best practices to identify performance improvement opportunities and calculate the associated value creation. Findings are presented back to the potential client in a detailed report that specifically illustrates where our platform can have an impact, and quantifies the expected financial benefits. Assessments serve the dual-purpose of (i) building confidence in our ability to drive significant and sustainable results and (ii) creating a detailed roadmap of the optimal process changes and technology integrations that will allow for rapid implementation and speed-to-value. Historically, we have seen most assessments translate to new client conversions—on average over 90% of potential clients convert to our platform post-assessment.

The implementation of our operating platform typically occurs over 2-3 months and is highly tailored to the client’s specific needs, based on the upfront assessment. Key considerations that influence our approach include the quality and cost of existing people and technology infrastructure, organizational structure, payor and case mix, facility footprint, and local market, employment considerations. We believe our ability to adapt our solution to each client’s needs while maintaining consistent and scalable processes for our own associates is an important differentiator. Our short implementation period and our speed to value provide a significant competitive advantage.

Following implementation, we emphasize a process of continuous improvement and root cause identification. We do not approach RCM through a purely transactional lens—with an objective to simply maximize the efficiency of any given transaction. Instead, we seek to address the root causes of inefficiency by eliminating the causes of the inefficiency altogether. For example, if we recognize a repeated pattern in denials, we do not seek to simply automate the denial management process, but aim to directly address the upstream issue that is causing the denials in the first place. By managing the entire end-to-end process on our platform and being able to recognize trends across payors and health systems in our more than $20 billion of Client NPR under management, we believe we identify and address issues and optimization opportunities far more quickly than the fragmented operations of most health systems or point solution vendors.

Finally, we take pride in our process transparency. We work hard to ensure our operating platform is not a “black box” and often share our playbooks with clients. We believe this openness builds confidence, helps create deeper client relationships, and is a key driver of our very high levels of client satisfaction.

Our technology

Ensemble IQ (“EIQ”) is our proprietary, cloud-based technology platform comprised of three major components—Data Ingestion, Workflow Automation, and Business Intelligence—which work together to improve revenue capture for our clients, increase the productivity of our associates, enhance the visibility for our operators, and create a better experience for patients. The design of EIQ is a key factor in our ability to rapidly onboard and begin capturing value for our clients. EIQ supplements, rather than replaces, our clients’ foundational health information systems such as Epic, Cerner and Meditech, which include electronic medical record (“EMR”) and patient accounting software. This reduces the time and risk of our implementations and increases our ability to deliver value quickly for our clients. In addition, as providers continue to make significant investments in their host systems, they are looking for solutions like EIQ that allow them to maximize their existing investments without the pain of replacing or disrupting the core functionality of their EMR. The vast majority of EIQ has been developed organically with input and support from our experienced operators, and we constantly work to refine the platform to drive continuous improvements in our clients’ revenue cycle performance. We have been granted five patents for technical innovations directly related to EIQ.

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Data Ingestion.    EIQ contains our Ensemble Data Foundation (“EDF”) which comprises our proprietary databases, interface systems and processes, which work together to ensure the availability of reliable data across our platform. High quality data that is accurate, complete, timely, and standardized is critical for all stages of the revenue cycle. EDF is designed to ensure that our associates and automated processes can operate consistently as intended. EDF ingests data from a wide variety of sources including providers, payors, clearinghouses, and other vendors in an automated manner. As data progresses through our systems it is standardized, harmonized, verified and reconciled before feeding into our analytics and workflow applications.

Data enhancements made within our software are pushed back to client systems to ensure information unity and preserve the client system’s full functionality and data integrity. These bi-directional data flows enable our ability to overlay EIQ onto foundational clinical systems rather than replace them.

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Workflow Automation.    EIQ contains our proprietary algorithms, models, and rules engines that analyze data sets, identify errors and opportunities, prioritize accounts and automate workflows, including provider-patient communications and provider-payor interactions. We build on the consistent quality data from EDF and use advanced data science, machine learning and predictive modeling algorithms to build models that predict the likelihood of collections or events, such as denials, and dynamically apply rules to automate tasks or route work to associates with the suggested best next action. Our workflow software is designed to streamline repeatable tasks, reduce errors and increase overall efficiency by automatically balancing prioritized workloads across our associates and enabling them to focus on higher-order tasks.

From a functional perspective, our analytics and workflow solutions include:

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EIQ Digital Patient Engagement: AI-enabled communication technology that helps healthcare providers reach the modern consumer with intelligent, real-time two-way texting, interactive voice response calls, email, live chat and web-based chatbots.

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Self-Service Scheduling: Automated system to allow patients to schedule and reschedule appointments based on received orders, referrals, or needed follow-up all from their mobile device without installing an application.

•	Virtual Intake: Self-service tool for mobile patient registration, virtual waiting room, and health system interaction.

•	Mobile Payments: Patient payment estimates, balance reminders, and payment collection.

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EIQ Revenue Accuracy: AI-enabled exception-based workflow technology that automatically reviews millions of patient encounters to identify and correct claim data that has inaccuracies or missing information.

•	Virtual Utilization Review: Intelligent workflow to optimize the review of patient level of care appropriateness.

•	Physician Advisory: Analytics driven workflow to assist physicians in case management.

•	Charge Capture: Algorithms and rules to detect missing charges and incorrect quantities.

•	DRG Validation: Use of artificial intelligence to detect incorrectly coded inpatient claims.

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EIQ Revenue Recovery: AI-enabled exception-based workflow technology used to automate the follow-up activities on unpaid claims and recover owed reimbursement after a denial or underpayment of a claim.

•	A/R Follow-Up: Automated claim scoring and account prioritization.

•	Underpayments: Automated identification and prioritization of underpayments to recover lost revenue.

•	Denials & Appeals: Automated appeal generation; denial prevention and root cause detection.

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Business Intelligence.     EIQ contains our Business Intelligence (“BI”) solution which leverages an enterprise data warehouse and operational data marts to create dynamic dashboards and generate reports that visualize data from EDF and our workflow solutions. These tools provide real-time visibility into client-level performance, which enables our operators to identify and address abnormalities and unexpected deviations in a timely manner, as well as enterprise-wide insights from all of our clients, which enables our operators to identify patterns in payor behavior and apply key learnings across our client base. Our BI solution also allows us to view trends in KPIs vs. client baselines and quantify our value capture, which we illustrate in our regular client-facing reports and presentations.

Our customers

Our core focus is providing end-to-end RCM solutions to health systems, which includes hospitals and affiliated physician groups. The health systems we support are organizationally diverse and include for-profit, not-for-profit, faith-based, and community health systems, as well as academic medical centers. We target clients that are growing, and particularly those that are poised for to grow inorganically. We benefit from the growth of our clients due to our collections-based pricing model. Despite these growth vectors, health systems face financial and operational pressures driven by a number of factors. We aim to reduce the burden of these pressures and deliver a quality financial experience for patients through our RCM offerings.

As of June 30, 2021, we provided our end-to-end revenue cycle management solutions to 18 health system clients representing nearly 100 facilities and over $20 billion in Client NPR. Together with our point solution offerings, we currently provide services to 38 health system clients.

In 2016, Mercy Health acquired Ensemble and began utilizing its end-to-end revenue cycle solutions for its acute care hospitals and affiliated physicians. Following Mercy Health’s business combination with Bon Secours Health System in 2018, we began providing our end-to-end revenue cycle solutions to the combined Bon Secours Mercy Health’s hospitals and affiliated physicians. BSMH has accounted for a significant portion of our net revenue for a number of years. For the six months ended June 30, 2021 and 2020, net revenue from BSMH accounted for 51% and 65% of our total net revenue, respectively. In 2020, the 2019 Successor period and the 2019 Predecessor period, net revenue from BSMH accounted for 61%, 66%, and 73% of our total net revenue, respectively.

Our history and team

Ensemble was formed by our founder, president and CEO, Judson Ivy, following a successful career as a transformational revenue cycle leader in large, publicly traded health systems. During his time in these roles, Mr. Ivy saw first-hand the complex challenges providers face in their efforts to manage effective and efficient revenue cycle operations. Several challenges stood out as inhibitors to success:

•	Disjointed processes due to difficulties coordinating the activities of various internal departments and integrating with any outsourced technology and services point solutions.

•	Under-invested and under-optimized technology due to competing budget priorities and attempts to leverage technologies that are not purpose-built for end-to-end revenue cycle optimization.

•	Difficulties recruiting and retaining human capital at a local level with the necessary in-depth understanding of these complex processes.

Judson founded Ensemble in 2014 to address these challenges and recruited a highly experienced group of revenue cycle operators to help him create a comprehensive solution. Ensemble won its first end-to-end client in 2015 and quickly built a reputation for strong performance and its client-centric service model. Ensemble was acquired by Mercy Health in 2016 to accelerate the transformation of its own revenue cycle operations, and also to accelerate Ensemble’s growth as an independent revenue cycle platform providing end-to-end solutions to unaffiliated health systems. In 2018, Mercy Health combined with Bon Secours, creating Bon Secours Mercy Health. While under BSMH ownership, Ensemble continued to rapidly grow its unaffiliated business, and in 2019 BSMH elected to bring in a new capital partner to support and accelerate Ensemble’s growth. Golden Gate Capital ultimately acquired an approximately 51% stake in Ensemble in August 2019.

Today, the Company’s mission is the same as it was when it was founded: to provide a superior end-to-end revenue cycle management platform that transforms health system financial performance, enhances the patient experience, and better enables providers to focus on clinical care.

Competition

The market for our solutions is highly competitive and we expect competition to intensify in the future. We believe that competition for the services we provide is based primarily on the following factors:

•	in-depth knowledge of the increasingly complex healthcare reimbursement and regulatory landscape in the markets in which our health system clients operate;

•	significant operational expertise with an in-depth understanding of each step in the revenue cycle process;

•	ability to deliver consistent positive financial outcomes and improved experiences for health systems and patients;

•	implementation approach and time-to-value;

•	a client-centric partnership approach that emphasizes transparency and operational flexibility;

•	cost-effectiveness, including the breakdown between up-front costs and pay-for-performance incentive compensation;

•	reliability, effectiveness, and flexibility of technology platforms; and

•	sufficient and scalable infrastructure and financial stability.

We believe our largest source of competition comes from customers’ decision to maintain the status quo and continue managing their revenue cycle internally. However, we also compete with several categories of external market participants, most of which focus on specific components of the healthcare revenue cycle. External market participants include:

•	software vendors and other technology-supported RCM business process outsourcing companies;

•	traditional consultants; and

•	information technology outsourcers.

Our main end-to-end competitors include Conifer, Optum 360 and R1 RCM.

Government regulation

The healthcare industry and customers we serve are subject to a complex array of federal and state laws and regulations. We devote significant efforts to establish and maintain compliance with all regulatory requirements that we believe are applicable to our business and the services we offer. Our profitability depends in part upon our ability to operate in compliance with applicable laws. These laws and regulations may change rapidly and unpredictably, and it is frequently unclear how they apply to our business. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that impacts our operations.

Government regulation of health-related and other personal information

Privacy and security regulations.    HIPAA contains substantial restrictions and requirements with respect to the use and disclosure of a subset of individually identifiable health information, referred to as PHI and requires covered entities, including health plans, healthcare clearinghouses, and most healthcare providers, to implement administrative, physical, and technical safeguards to protect the confidentiality, integrity and availability of electronic PHI maintained or transmitted by them or by others on their behalf.

Certain provisions of the privacy and security regulations promulgated pursuant to HIPAA apply to business associates (entities that perform functions on behalf of, or provide services to, covered entities involving the handling of PHI), and business associates are subject to direct liability for violation of these provisions. Violations of the HIPAA privacy and security regulations may result in criminal penalties and in substantial civil penalties per violation. The civil penalties are adjusted annually based on updates to the consumer price index. Most of our customers are covered entities and we are a business associate to many such customers under HIPAA as a result of our contractual obligations to perform certain functions on behalf of, and provide certain services to, those customers.

In order to provide our covered entity customers with services that involve the use or disclosure of PHI, HIPAA requires our customers to enter into business associate agreements with us. Such business associate agreements among other things, (i) dictate how we may use and disclose PHI, (ii) require us to implement reasonable administrative, physical, and technical safeguards to protect PHI from misuse, (iii) report security incidents and other improper uses or disclosures of PHI, and (iv) impose these same obligations through agreements with our agents and subcontractors that have access to PHI.

Transaction requirements.    In addition to privacy and security requirements, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using uniform electronic data transmission standards and code sets for certain healthcare claims and payment transactions submitted or received electronically. We are contractually required to structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

Data security and breaches.    In recent years, there have been well-publicized data breach incidents involving the improper dissemination of health-related and other personal information of individuals, both within and outside of the healthcare industry. We are also subject to the HIPAA Breach Notification Rule, which requires a business associate to report breaches of PHI to covered entities, and requires covered entities to report breaches of unsecured PHI to affected individuals without unreasonable delay but not to exceed 60 days after discovery of the breach by a covered entity or its agents and to the Department of Health and Human Services/Office for Civil Rights in accordance with the HIPAA Breach Notification Rule. Notification also must be made to the U.S. Department of Health & Human Services (“HHS”) and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. The HIPAA regulations also require business associates to notify the covered entity of breaches by the business associate. Impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability that the unsecured PHI has been compromised. Various state laws and regulations also may require us to notify affected individuals in the event of a data breach involving individually identifiable information. In many cases, these state laws are limited to electronic data, but states are increasingly enacting or considering stricter and broader requirements. In addition, the U.S. Federal Trade Commission (“FTC”) uses its consumer protection authority to initiate enforcement actions in response to data breaches. We have implemented and maintain physical, technical, and administrative safeguards intended to protect all personal data, and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents and data breaches.

HIPAA, as amended, and its implementing regulations, includes several separate criminal penalties for making false or fraudulent claims to non-governmental payors. The healthcare fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, which includes private payors. Violation of this statute is a felony and may result in fines, imprisonment, or exclusion from participation in government healthcare programs.

State laws.    In addition to HIPAA, most states have enacted patient confidentiality laws that protect against the unauthorized disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them even though they may be subject to different interpretations by various courts and other governmental authorities. For example, the CCPA affords consumers expanded privacy protections since January 1, 2020. The potential effects of the CCPA are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Further, the CPRA, recently passed in California, which will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

Other requirements.    In addition to HIPAA, there are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. We and our customers may be subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. The FTC has issued guidance for, and several states have issued or are considering new regulations to require, holders of certain types of personally identifiable information to implement formal policies and programs to prevent, detect, and mitigate the risk of identity theft and other unauthorized access to or use of such information. Further, federal and state legislation has been proposed, and through rule making or executive action, several states have taken action, to restrict or discourage the disclosure of medical or other personally identifiable information to individuals or entities located outside of the United States.

Government regulation of reimbursement

Our customers are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) established a Quality Payment Program (“QPP”) that requires physician groups to track and report a multitude of data relating to quality, clinical practice improvement activities, use of an electronic health record, and cost. Success or failure with respect to these measures may impact reimbursement in future years. Similarly, hospitals participating in the Medicare Value-Based Purchasing Program, which requires the reporting of quality and cost measures, may receive a net increase or decrease in payments depending on their performance on certain quality and resource use measures. It is possible that the federal or state governments will implement additional reductions, increases, or changes in reimbursement in the future under government programs that adversely affect our customer base or increase the cost of providing our services. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our customers.

Fraud and abuse laws

A number of healthcare fraud and abuse laws apply to us and our customers, including hospitals, physicians, and others who (i) furnish healthcare services to patients and submit claims for reimbursement to government programs and/or commercial insurers, and (ii) refer patients to one another. These laws and regulations include:

False claims laws.    There are numerous federal and state laws that forbid (i) submitting a false claim, (ii) causing the submission of a false claims, (iii) retaining a known overpayment, or (iv) engaging in similar types of conduct. The federal civil False Claims Act (“FCA”), for example, prohibits, among other things, (i) knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval, or (ii) knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim. Further, under its so-called “reverse false claims” provision, the federal FCA imposes liability on any person who knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the government. An obligation to pay or transmit money or property to the government, in turn, may arise if a person identifies an overpayment and fails to report and return the overpayment to the government within 60 days. Violations of the FCA may result in treble damages and significant per claim fines. Violations of the FCA can also result in debarment, suspension or exclusion from government healthcare programs. The FCA may be enforced by the government or by private whistleblowers under the “qui tam” provisions of the statute. Whistleblowers are entitled to a share of any recovery in an FCA case. Other federal laws, such as those governing the imposition of civil monetary penalties, prohibit similar conduct, as do many state laws.

Anti-kickback laws.    There are numerous federal and state laws that prohibit one person from providing anything of value to another person if one purpose of the arrangement is to induce the payee to refer patients or other business to the payor for services that are covered by a government program (or, in the case of some state laws, a commercial insurer). In particular, we are subject to the federal healthcare program Anti-Kickback Statute (“AKS”), which prohibits, among other things, the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for, or to induce, the (1) the referral of a person covered by government healthcare programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under government healthcare programs, or (3) the purchasing, leasing, ordering, or arranging or recommending the purchasing, leasing, or ordering, of any item or service reimbursable under government healthcare programs. Federal courts have held that the AKS can be violated if just one purpose of a payment is to induce referrals. Actual knowledge of this statute or specific intent to violate it is not required, which makes it easier for the government to prove that a defendant had the state of mind required for a violation. In addition to a few statutory exceptions, the Office of Inspector General (“OIG”) of the HHS has promulgated safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the AKS, provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the AKS, but business arrangements that do not fully satisfy all elements of a safe harbor may result in increased scrutiny by OIG and other enforcement authorities. Violations of the AKS can result in debarment, suspension or exclusion from government healthcare programs, exposure under the FCA, and significant civil and criminal penalties, plus three times the amount of damages. Violations of the AKS could have a material adverse effect on our business, financial condition, and results of operations. Many states have adopted anti-kickback laws similar to the AKS. In some cases, these state laws are narrower than the federal AKS (applying only to certain categories of persons, such as physicians). In other cases, the state laws are broader than the federal AKS (covering inducements to refer not only government program patients and business but commercially insured and self-pay patients and business as well).

Civil monetary penalties law.    The Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, (1) inappropriate billing of services to government healthcare programs, (2) employing or contracting with individuals or entities who are excluded from participation in government healthcare programs, and (3) offering or providing Medicare or Medicaid beneficiaries with any remuneration, including full or partial waivers of co-payments and deductibles, that are likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier (subject to an exception for non-routine, unadvertised co-payment and deductible waivers based on individualized determinations of financial need or exhaustion of reasonable collection efforts).

Other healthcare laws.    The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme, or device, or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the AKS, actual knowledge of this statute or specific intent to violate it is not required. Violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment.

Regulation of debt collection activities

The federal Fair Debt Collection Practices Act (“FDCPA”) regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of our accounts receivable activities may be deemed to be subject to the FDCPA. The FDCPA establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place, and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language, or repeated telephone calls made with the intent to abuse or harass. The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. In addition, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. Finally, the FDCPA imposes certain limitations on lawsuits to collect debts against consumers.

Debt collection activities are also regulated at the state level. Most states have laws regulating debt collection activities in ways that are similar to, and in some cases more stringent than, the FDCPA. In addition, some states require companies engaged in the collection of consumer debt to be licensed. In all states where we operate, we believe that we (1) currently hold all required licenses, (2) are in the process of requesting and retaining all applicable licenses, or (3) are exempt from licensing.

We are also subject to the Telephone Consumer Protection Act (“TCPA”). In the process of communicating with our customers’ patients, we use a variety of communications methods. While the TCPA provides applicable exceptions to much of our business (e.g., related to the delivery of healthcare messages), it places certain restrictions on companies that place telephone calls and send text to consumers.

The FTC has the authority to investigate consumer complaints relating to the FDCPA and the TCPA, and to initiate or recommend enforcement actions, including actions to seek monetary penalties. State officials typically have authority to enforce corresponding state laws. In addition, affected consumers may bring suits, including class action suits, to seek monetary remedies (including statutory damages) for violations of the federal and state provisions discussed above.

Regulation of credit card activities

We process, on behalf of our customers, credit card payments from their patients. Various federal and state laws impose privacy and information security laws and regulations with respect to the use of credit cards. If we fail to comply with these laws and regulations or experience a credit card security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal or financial risk as a result of non-compliance.

Foreign regulations

Our international operations are subject to additional regulations that govern the creation, continuation, and winding up of companies, as well as the relationships between the stockholders, the company, the public, and the government.

Intellectual property

We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual terms and conditions to protect our intellectual property rights, and have sought patent protection for aspects of our key innovations.

We have been issued 5 U.S. patents in the last year, and have 3 additional U.S. patent applications pending. Of our five issued patents, two patents are expected to expire in 2038, and three patents are expected to expire in 2039. As our patents expire, the scope of our patent protection will be reduced, reducing any competitive advantage afforded by our patent portfolio. Legal standards relating to the validity, enforceability and scope of protection of patents can be uncertain. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our patent applications may not result in the grant of patents with the scope of the claims that we seek, if at all, or the scope of the granted claims may not be sufficiently broad to protect our products and technology. Our five issued patents or any patents that may be granted in the future from pending or future applications may be opposed, contested, circumvented, designed around by a third party or found to be invalid or unenforceable. Third parties may develop technologies that are similar or superior to our proprietary technologies, duplicate or otherwise obtain and use our proprietary technologies or design around patents owned or licensed by us. If our technology is found to infringe any patent or other intellectual property right held by a third party, we could be prevented from providing our service offerings and subject us to significant damage awards.

We also rely in some circumstances on trade secrets to protect our technology. We control access to and the use of our application capabilities through a combination of internal and external controls, including contractual protections with employees, customers, contractors and business partners. We license some of our software through agreements that impose specific restrictions on customers’ ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also require employees and contractors to sign non-disclosure agreements and invention assignment agreements to give us ownership of intellectual property developed in the course of working form us.

On occasion, we incorporate third-party commercial or open source software products into our technology platform. Although we prefer to develop our own technology, we periodically employ third-party software in order to simplify our development and maintenance efforts, provide a “commodity” capability, support our own technology infrastructure or test a new capability.

Legal proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Employees

As of June 30, 2021, we had 6,492 full-time employees and 105 part-time employees. None of our employees are represented by a labor union and we consider our relations with our employees to be good.

Properties

Our corporate headquarters is located in Cincinnati, Ohio, pursuant to the terms of a 15-year lease that commenced on June 1, 2020 for approximately 400,296 square feet of space. We also lease 15,895 square feet of space in Huntersville, North Carolina, pursuant to a lease that was entered into in March 2016, was subsequently amended in February 2018 and expires in October 2021. Additionally, the Company leases two IT office spaces in India, and leases office space in Naples, Florida that expires in 2024.

We believe that our current facilities are adequate to meet our current needs.

MANAGEMENT

Executive officers and directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Judson Ivy	44	Founder, President, Chief Executive Officer and Director
Shannon White	49	Chief Operating Officer
Robert Snead	45	Chief Financial Officer and Treasurer
Gary S. Bryant	51	Senior Vice President, Controller and Chief Accounting Officer
Steven Shulman	70	Director
John Starcher	50	Director
Rishi Chandna	43	Director
Bernhard Nann	59	Director
Douglas Ceto	35	Director

Judson Ivy founded Ensemble Health Partners in March 2014 and has served as Chief Executive Officer since then. From 2010 to 2014, Mr. Ivy served as Vice President of Revenue Cycle for Health Management Associates, Inc. Prior to that role, Mr. Ivy held multiple related positions with Community Health Systems from January 2002 to October 2010, including director of patient financial services, regional patient financial services director, and vice president of regional service center. Mr. Ivy received his Bachelors of Science in Healthcare Services Administration from Drexel University. We believe that Mr. Ivy’s background and industry experience qualifies him to serve on our board of directors.

Shannon White has served as Chief Operating Officer as well as in other senior officer roles of Ensemble Health Partners since January 2018, and was a Senior Vice President for Ensemble from February 2017 to January 2018. From January 2014 to February 2017, Ms. White served as Vice President of the Shared Services Center for Fort Smith, LLC, a subsidiary of Community Health Systems, a leading operator of general acute care hospitals. Prior to that role, she served as Executive Director and later Assistant Vice President of Health Management Associates, Inc. from December 2009 to February 2014. Ms. White earned her Bachelors of Applied Science from the University of Arkansas.

Robert Snead has served as Chief Financial Officer of Ensemble Health Partners since June 2020. Prior to this role, Mr. Snead worked at Owens & Minor, a healthcare solutions company, from March 2010 to December 2019, where he held multiple positions, including Executive Vice President and Chief Financial Officer. Before joining Owens & Minor, Mr. Snead was a healthcare mergers and acquisitions investment banker with Barclays Capital and Lehman Brothers in New York. Earlier in his career, he advised companies on financial performance management and compensation plans with Stern Stewart & Co in New York and The Netherlands. He has an MBA in Finance from Columbia Business School and earned a BS in Commerce from the University of Virginia.

Gary S. Bryant has served as the SVP Controller and Chief Accounting Officer for Ensemble Health Partners since September 2020. Prior to this role, Mr. Bryant served as Ensemble Health Partner’s Interim Chief Financial Officer starting in June 2019. Before joining Ensemble, Mr. Bryant worked at American Academic Health Systems from August 2018 to June 2019 where he served as System Chief Financial Officer, as well as a hospital Chief Executive Officer from March 2019 to June 2019. From June 2014 to July 2018, Mr. Bryant served as Executive Vice President and Chief Financial Officer of CarePoint Health Systems. Prior to working at CarePoint Health Systems, Mr. Bryant worked at Health Management Associates, Inc. from August 2006 to September 2013, where he held a number of positions, including SVP and Interim Chief financial Officer. Mr. Bryant served on the Board of Trustees of Centerpath Wellness from March 2016 to January 2018. Mr. Bryant holds a bachelor’s degree in Accounting from State University of New York at Geneseo and is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the Healthcare Financial Management Association.

Steven Shulman has served as Chairman of Magellan Health, a managed healthcare company, since March 2019. He has also served as Managing Partner at Shulman Family Ventures, Inc., a private equity firm, since July 2008. He previously served as an Operating Partner at Water Street Healthcare Partners, LLC, a distressed private equity firm, from 2008 until March 2015 and Tower Three Partners LLC from 2008 until December 2013. Prior to that, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) from 2002 to 2008. He also previously served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC and as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc. Prior to that, Mr. Shulman founded and served in senior executive positions at Value Health, Inc., including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation, including as President of the East Central Division, and Kaiser Permanente, including as Director, Medical Economics. Mr. Shulman currently serves as Chairman of HealthMap since March 2014, and CareCentrix, Inc., since 2008 and SOC Telemed since 2020. He also serves as a director of several other privately-held companies, including VillageMD, Facet, Technology, Invo, Longevity Healthcare, and Pager, Inc. Previously, Mr. Shulman served as Chairman of the board of directors of both R1 RCM Inc., from 2013 to 2018, and Health Management Associates, Inc., from 2013 to 2014. We believe that Mr. Shulman’s background and industry experience qualifies him to serve on our board of directors.

John Starcher has served as president and CEO of Bon Secours Mercy Health since September 2018. Prior to this role, Mr. Starcher served as president and CEO of Mercy Health from April 2016 to August 2018. Mr. Starcher served as an Executive Vice President of Operations and Chief Executive Officer of the Cincinnati Market at Mercy Health from January 2015 to April 2016. From August 2013 through March 2014, Mr. Starcher served as the Interim President and Chief Executive Officer of Health Management Associates Inc. Prior to that, Mr. Starcher served as President of HMA’s Eastern Group from February 2012 until August 2013. Before joining HMA, Mr. Starcher served as the Chief Executive Officer of three of Mercy Health’s four divisions. Prior to that, he served as the Chief Executive Officer of the Northeastern Pennsylvania Region, the senior vice president of Human Resources and corporate associate general counsel at Catholic Health Partners. We believe that Mr. Starcher’s extensive knowledge of the industry qualifies him to serve on our board of directors.

Rishi Chandna has served as Managing Director of Golden Gate Capital since August 2002. Prior to this role, Mr. Chandna was an Associate Consultant at Bain & Company. Mr. Chandna currently serves on the boards of LiveVox (since March 2014), 20-20 Technologies, Neustar, Inc. (since August 2017), Vector Solutions, Ensemble, and Securly. Mr. Chandna previously served on the boards of Infor, Ex Libris, and BMC. Mr. Chandna has an MBA from Harvard Business School and a BA in Economics from the University of California, Berkeley. We believe that Mr. Chandna’s financial experience qualifies him to serve on our board of directors.

Bernhard Nann has served as a board member for Ensemble Health Partners since September 2019 and served as its interim Chief Technology Officer from March 2020 until January 2021. Mr. Nann has served an Operating Executive for Golden Gate Capital since December 2015. Previously, Mr. Nann served as President, Operations and Technology and Chief Technology Officer at IRI and held various positions at FICO, including Chief Technology Officer. Mr. Nann has served as Advisor for Neustar, Inc. since September 2019, and served as Chairman from August 2017 to September 2019. Mr. Nann currently serves on the boards of LiveVox (since January 2016) and Vorto (since February

2017), and previously served as Chairman for 2020 Inc. Mr. Nann has a MS (Dipl. Ing.) in Engineering from Universität Stuttgart and an MBA from Ohio State University, where he was a Fulbright Scholar. We believe that Mr. Nann’s management experience and experience as a board member qualifies him to serve on our board of directors.

Douglas Ceto is Managing Director of Golden Gate Capital, which he joined in April 2014. Additionally, Mr. Ceto has been Sponsor Manager and Compensation Committee member of Ensemble Health Partners Holdings, LLC since August 2019. Mr. Ceto previously served as a board member for Infor and Invo Healthcare Associates. Prior to his time at Golden Gate Capital, Mr. Ceto served as a Senior Associate at Welsh, Carson, Anderson & Stowe and as an Analyst of Global Leveraged Finance at Bank of America Merrill Lynch. Mr. Ceto has a BA in Economics from Dartmouth College. We believe that Mr. Ceto’s financial experience qualifies him to serve on our board of directors.

Board composition and director independence

The number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws that will become effective immediately prior to the completion of this offering. After the completion of this offering, our board of directors will be composed of the following directors:                     ,                     , and                     . Our board of directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that each of                     ,                     , and are independent directors under the rules of the Exchange. In making this determination, the board of directors considered the relationships that such directors have with our Company and all other facts and circumstances that the board of directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in “Certain relationships and related party transactions.”

Our business and affairs are managed under the direction of the board of directors. Upon the closing of this offering, our certificate of incorporation will provide that our board of directors shall consist of at least                     directors but not more than                    directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2024.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

In connection this offering, we intend to enter into the Stockholders Agreement with our sponsors. The Stockholders Agreement will grant our Sponsors certain nomination rights with respect to our board of directors. Under the agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by GGC and Innovations in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:

•

for so long as GGC owns 45% or more of the shares of our Class A and Class B common stock held by GGC upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, GGC will be entitled to designate three individuals for nomination;

•

for so long as GGC owns less than 45% but greater than or equal to 15% of the shares of our Class A and Class B common stock held by GGC upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, GGC will be entitled to designate two individuals for nomination;

•

for so long as GGC owns less than 15% but greater than 5% of the shares of our Class A and Class B common stock held by GGC upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, GGC will be entitled to designate one individual for nomination;

•

for so long as Innovations and its affiliates owns 45% or more of the shares of our Class A and Class B common stock held by Innovations and its affiliates upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, Innovations will be entitled to designate three individuals for nomination, one of whom must qualify as independent under the rules of the Exchange and, for so long as there are not three other directors who satisfy such criteria, meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act;

•

for so long as Innovations and its affiliates owns less than 45% but greater than or equal to 15% of the shares of our Class A and Class B common stock held by Innovations and its affiliates upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, Innovations will be entitled to designate two individuals for nomination; and

•

for so long as Innovations and its affiliates owns less than 15% but greater than or equal to 5% of the shares of our Class A and Class B common stock held by Innovations and its affiliates upon completion of our IPO (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, Innovations will be entitled to designate one individual for nomination.

GGC and Innovations have also have the exclusive right to fill vacancies created by the removal or resignation of their designees, and we are required to take all necessary action to fill such vacancies at the request of GGC or Innovations, as applicable.

Board committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon completion of this offering.

Audit committee

Following this offering, our audit committee will be composed of                     , with                     serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that                      meets the definition of “independent director” under the

rules of the Exchange and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. None of our audit committee members simultaneously serves on the audit committees of more than three public companies, including ours. Our board of directors has determined that                      is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the Exchange. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as our use and application of critical accounting policies and practices;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation committee

Following this offering, our compensation committee will be composed of                  , with                 , serving as chairperson of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee

Following this offering, our nominating and corporate governance committee will be composed of                  , with                 serving as chairperson of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Board oversight of risk management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see “Certain relationships and related party transactions.”

Code of conduct

We have adopted a code of conduct that applies to all of our employees, including our principal executive officer and principal financial officer. In connection with this offering, we will make our code of conduct available on our website. We intend to disclose any amendments to our codes, or any waivers of their requirements, on our website.

EXECUTIVE COMPENSATION

The following summary of our executive and director compensation arrangements should be read with the accompanying compensation tables and related narrative disclosures set forth below. In the summary and the accompanying tables and narratives, references to “our board” and “our compensation committee” refer to the board of managers of Ensemble Health Partners Holdings, LLC and its compensation committee for all periods prior to the restructuring undertaken in connection with this offering and to the board of directors of the Company and its compensation committee for all periods following the restructuring. The following summary contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

Our named executive officers for the fiscal year ended December 31, 2020 are:

•	Judson Ivy, our Founder, President and Chief Executive Officer;

•	Shannon White, our Chief Operating Officer; and

•	Robert Snead, our Chief Financial Officer and Treasurer.

Summary compensation table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us during our fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Judson Ivy	2020	800,000	1,840,000	—	66,195	2,706,195
Founder, President and Chief Executive Officer
Shannon White	2020	473,077	450,775	—	4,525	928,377
Chief Operating Officer
Robert Snead(4)	2020	228,462	275,874	2,045,781	3,623	2,553,740
Chief Financial Officer and Treasurer

(1)	The amounts reported in this column represent the annual bonuses paid to each of the named executive officers for 2020, as described in more detail under “Annual bonuses” below.
(2)

The amount reported in this column represents the grant date fair value of Class M Units granted to Mr. Snead in 2020, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the Class M Units for this purpose are set forth in Note 12 to our consolidated financial statements included elsewhere in this prospectus.

(3)	The amounts reported in the “All Other Compensation” column reflect the following items, as applicable to each named executive officer for 2020:

Name	Company 401(k) Contributions ($)(a)	Personal Use of Company Private Aircraft ($)(b)	Total ($)
Judson Ivy	4,525	61,670	66,195
Shannon White	4,525	—	4,525
Robert Snead	3,623	—	3,623

(a) The amounts shown reflect Company contributions to the Ensemble Retirement Savings Plan 401(k), described below under “Employee and retirement benefits”.

(b) The amount shown reflects the amount paid by the Company for a private aircraft subscription that was attributable to Mr. Ivy’s personal use of such subscription for him and his family, determined by dividing the total cost of such subscription for 2020 by the total number of flight hours used during 2020, and multiplying the per hour cost by the number of flight hours attributable to Mr. Ivy’s personal use.

(4)

Mr. Snead commenced employment with us on June 15, 2020. The amount reported in the “Salary” column for Mr. Snead reflects the base salary paid to him for the portion of 2020 during which he was employed.

Narrative disclosure to summary compensation table

Base salaries.     Each of our named executive officers receives a base salary from us, which is subject to increase from time to time at the discretion of our board. For 2020, the annual base salary for our named executive officers was $800,000 for Mr. Ivy and $440,000 for Mr. Snead. In July 2020, Ms. White’s base salary was increased from $450,000 to $500,000.

Annual bonuses.     Each of our named executive officers was eligible to receive an annual bonus for 2020, with the target amount of such bonus for each named executive officer set forth in his or her employment agreement with us, described below. Mr. Ivy is eligible to receive an annual bonus pursuant to his employment agreement based on the achievement of Company performance goals and Mr. Snead and Ms. White are eligible to receive an annual bonus under our bonus plan based on the achievement of Company and individual performance goals. For 2020, each of our named executive officers had a target annual bonus equal to 100% of the named executive officer’s annual base salary. The amount of the annual bonuses that was earned with respect to 2020 performance was based on our achievement of annual EBITDA goals, as well as, for Mr. Snead and Ms. White, individual and team performance. Following the end of 2020, our board determined the annual bonus payouts for our named executive officers after reviewing our performance against these goals, our performance generally, and individual and team performance. The amounts paid to our named executive officers in respect of annual bonuses for 2020 are reported under the “Bonus” column in the summary compensation table above.

Equity compensation.     Each of our named executive officers has been granted Class M Units in Ensemble Health Partners Holdings, LLC, with Mr. Ivy and Ms. White granted Class M Units in 2019 and Mr. Snead granted 9,631,736 Class M Units in connection with his commencement of employment in 2020. Concurrently with their respective grants, each of our named executive officers contributed his or her Class M Units to EHL Management Investors, LLC, a management holding company, in exchange for an equal number of Class M Units of EHL Management Investors, LLC that were subject to the same terms as the Ensemble Health Partners Holdings, LLC Class M Units. The Class M Units vest based on the achievement of both time- and performance-based vesting conditions, with 20% of the underlying Class M Units eligible to vest based on continued employment on the first anniversary of the applicable vesting commencement date of the award, and 5% of the underlying Class M Units eligible to vest each quarter thereafter, provided, in all cases, that the performance-based vesting conditions associated with the award are satisfied. The performance-based vesting conditions associated with the Class M Units will be satisfied upon the receipt by certain of our investors of investment returns in excess of specified targets, subject to the named executive officer’s continued employment. See the “Outstanding equity awards at fiscal year-end table” below for more information regarding the outstanding equity awards held by our named executive officers as of December 31, 2020.

Agreements with our named executive officers; severance and change in control payments and benefits.     We have entered into an employment agreement with each of our named executive officers setting the terms and conditions of their employment with us. The material terms of these agreements are summarized below. As used in the summary below, the terms “cause” and “good reason” have the meanings set forth in the applicable employment agreement. In connection with the consummation of this offering, we expect to enter into amended and restated employment agreements with each of our named executive officers, the terms of which will be described in subsequent filings, and with other senior management employees.

Mr. Ivy. We entered into an employment agreement with Mr. Ivy, pursuant to which he agreed to continue to serve as our Chief Executive Officer, effective as of August 1, 2019. Under the agreement, Mr. Ivy is entitled to receive a base salary of $800,000 per year and is eligible to receive an annual bonus with a target of 100% of his annual base salary and a maximum of 200% of his target annual bonus. If Mr. Ivy’s employment is terminated by us without cause or by Mr. Ivy for good reason, he will be entitled to receive (i) any earned but unpaid annual bonus for the preceding year, (ii) base salary continuation for twelve months, and (iii) an amount equal to Mr. Ivy’s annual bonus target for the year in which such termination occurs, in the case of (ii) and (iii), payable in equal installments over the course of twelve months in accordance with our regular payroll practices and subject to his execution of a general release of claims and compliance in all material respects with the restrictive covenants included in his employment agreement. If Mr. Ivy’s employment is terminated by reason of his death or disability, he will be entitled to receive (i) any earned but unpaid annual bonus for the preceding year and (ii) any death or disability insurance payments received by the Company for benefit of Mr. Ivy, if any.

Under his employment agreement, Mr. Ivy has agreed to an assignment of intellectual property covenant. Mr. Ivy is also party to a Noncompete, Confidentiality and Nonsolicitation Agreement under which he has agreed not to compete with us during his employment and for one year following his termination of employment, not to solicit our customers, vendors, suppliers or other business partners during his employment and for one year following his termination of employment and not to solicit any officer, director, manager, employee or independent contractor during his employment and for one year following his termination of employment. Mr. Ivy has also agreed to a perpetual confidentiality covenant and to a mutual nondisparagement covenant.

Ms. White. We entered into an employment agreement with Ms. White, pursuant to which she agreed to continue to serve as our Chief Operating Officer, effective as of July 5, 2020. Under the agreement, Ms. White is entitled to receive a base salary of $500,000 per year and is eligible to receive an annual bonus with a target of 100% of her annual base salary. If Ms. White’s employment is terminated by us without cause or by Ms. White for good reason, she will be entitled to receive an amount equal to the sum of twelve months of her base salary and annual target bonus paid over twenty-six pay periods, subject to her execution of a general release of claims.

Under her employment agreement, Ms. White has agreed not to compete with us during her employment and for one year following her termination of employment and, during her employment and for two years following her termination of employment, not to solicit our clients, customers or vendors, or officers or independent contractors with whom she has materially interacted. Ms. White has also agreed to a perpetual confidentiality covenant and to an assignment of intellectual property covenant.

Mr. Snead. We entered into an employment agreement with Mr. Snead, pursuant to which he agreed to serve as our Chief Financial Officer, effective as of June 15, 2020. Under the agreement, Mr. Snead is entitled to receive a base salary of $440,000 per year and is eligible to receive an annual bonus with a target of 100% of his annual base salary. If Mr. Snead’s employment is terminated by us without cause or due to a nonrenewal by us of Mr. Snead’s employment term, or by Mr. Snead for good reason, he will be entitled to receive an amount equal to the sum of twelve months of his base salary and his annual target bonus paid over twenty-six pay periods, subject to his execution of a general release of claims.

Under his employment agreement, Mr. Snead has agreed not to compete with us during his employment and for one year following his termination of employment and, during his employment and for two years following his termination of employment, not to solicit our clients, customers or vendors, or officers or independent contractors with whom he has materially interacted during his employment. Mr. Snead has also agreed to a perpetual confidentiality covenant and to an assignment of intellectual property covenant.

Class M Units. Under each named executive officer’s Class M Unit award agreement, if the named executive officer’s employment is terminated by us without cause or by the executive for good reason, the portion of the Class M Units that would otherwise vest based on continued employment on the next quarterly vesting date will vest on such termination. If such termination occurs within three months prior to the entry into a definitive agreement that results in a qualifying sale of Ensemble Health Partners Holdings, LLC or the achievement of a performance-based vesting condition, the executive’s vested units will be treated as having remained outstanding on such date. Upon the occurrence of a qualifying sale of Ensemble Health Partners Holdings, LLC while the named executive officer is employed, all Class M Units that are not then vested based on continued employment will vest in full.

Employee benefits. We currently provide health and welfare benefits, including health, dental, vision, life, and short- and long-term disability insurance, which are available to all of our full-time employees. In addition, we maintain a 401(k) retirement plan for the benefit of our eligible employees. We currently make an annual non-elective core contribution to the 401(k) plan for all eligible participants, and we may also make a retirement shared success contribution to the 401(k) plan for eligible participants in an amount determined on an annual basis. Our named executive officers are eligible to participate in these plans on the same basis as our other full-time employees.

Outstanding equity awards at fiscal year-end table

The following table sets forth information about the equity awards held by our named executive officers as of December 31, 2020.

Name	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that Have Not Vested ($)(1)
Judson Ivy	41,278,866	(2)	$
Shannon White	20,639,433	(2)	$
Robert Snead	9,631,736	(2)	$

(1)

Because the Company was not publicly traded during 2020, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board of manager’s determination of the fair market value of the Company’s equity, $                     per Class M Unit, which was determined taking into account an independent valuation analysis performed in                     , the closest valuation date to fiscal year-end.

(2)

Represents Class M Units held by the named executive officer that are eligible to vest subject to the satisfaction of both time- and performance-based vesting conditions, as described above under “Equity compensation”. The time-based vesting conditions associated with the Class M Units will be satisfied over a period of five years, with 20% of the underlying Class M Units eligible to vest based on continued employment on August 1, 2020 (for Mr. Ivy and Ms. White) or June 15, 2021 (for Mr. Snead), and 5% of the underlying Class M Units eligible to vest each quarter thereafter. The performance-based vesting conditions associated with the Class M Units will be satisfied upon the receipt by certain of our investors of investment returns in excess of specified targets, generally subject to the named executive officer’s continued employment through the vesting date.

In connection with the consummation of this offering, all vested and unvested Class M Units that are directly or indirectly held by our named executive officers will be exchanged for common units in Ensemble Health Partners Holdings, LLC. The common units issued in exchange for Mr. Ivy’s unvested Class M Units will vest in full in connection with the consummation of this offering, subject to a one-year lock-up. All other unvested Class M Units will be exchanged for common units in Ensemble Health Partners Holdings, LLC with the same time-based vesting schedule and modified or accelerated performance vesting terms.

DIRECTOR COMPENSATION

The following table sets forth the compensation awarded to, earned by, or paid to the non-employee members of our board in respect of their service on our board during 2020. Mr. Ivy’s compensation for 2020 is included in the “Summary compensation table” above and the accompanying narrative description. Other than as set forth in the table below, we did not pay any compensation to any of the members of our board for 2020.

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Steven Shulman	$200,000	—	$200,000
John Starcher	$500,000	—	$500,000
Rishi Chandna (1)	—	—	—
Bernhard Nann	$400,000	—	$400,000
Douglas Ceto (1)	—	—	—

(1)	Messrs. Chandna and Ceto have not received compensation in respect of their service as members of our board.
(2)	The amount reported in this column represents the annual cash fees paid to Mr. Shulman and Mr. Starcher for their service on our board during 2020.
(3)	As of December 31, 2020, Messrs. Shulman, Starcher, and Nann held 2,751,924, 13,759,622, and 3,439,905 Class M Units, respectively.

Non-employee director arrangements. Each of Messrs. Shulman, Starcher and Nann entered into agreements in connection with their service on our board, effective September 1, 2019, pursuant to which they are entitled to receive cash director fees of $200,000, $500,000 and $400,000, respectively, per annum, as well as reimbursement for reasonable expenses. Each of Messrs. Shulman, Starcher and Nann was also granted Class M Units in connection with their service to our board, as described in the footnote to the director compensation table above, which vest on a similar basis as the Class M Units held by our named executive officers.

Equity awards and plans

Class M Units. Class M Units have been granted to certain of our employees and directors pursuant to the Amended and Restated Limited Liability Company Agreement of Ensemble Health Partners Holdings, LLC (the “LLC Agreement”) and individual award agreements thereunder. Concurrently with their respective grants, each of our employees and directors has contributed his or her Class M Units to EHL Management Investors, LLC, a management holding company, in exchange for an equal number of Class M Units of EHL Management Investors, LLC that were subject to the same terms as the Class M Units of Ensemble Health Partners Holdings, LLC.

The maximum number of Class M Units that may be granted under the LLC Agreement is 171,995,272.71 Class M Units. As of                 , 2021,             Class M Units were outstanding and Class M Units remained available for future issuance.

In connection with the consummation of this offering, all vested and unvested Class M Units will be exchanged for common units in Ensemble Health Partners Holdings, LLC. The common units issued in exchange for Mr. Ivy’s unvested Class M Units will vest in full in connection with the consummation of this offering, subject to a one-year lock-up. All other unvested Class M Units will be exchanged for common units in Ensemble Health Partners Holdings, LLC with the same time-based vesting schedule and modified or accelerated performance vesting terms.

In connection with this offering, we expect to grant equity awards to our named executive officers and certain other employees. The form, terms and amounts of such grants will be described in subsequent filings.

Post-IPO Compensation Plans

Prior to the completion of this offering, our board intends to adopt the Ensemble Health Partners, Inc. 2021 Equity Incentive Plan, or the 2021 Equity Plan, the Ensemble Health Partners, Inc. 2021 Employee Stock Purchase Plan, or the 2021 ESPP, and the Ensemble Health Partners, Inc. 2021 Cash Incentive Plan, or the 2021 Cash Plan. We refer to these plans collectively as the “2021 Plans”. The following summaries describe what we anticipate to be the material terms of the 2021 Plans. These summaries are not complete descriptions of all of the terms of the 2021 Plans and are qualified in their entirety by reference to the 2021 Plans, which will be filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Plan

In General

The 2021 Equity Plan provides for the grant of stock, stock options and other stock-based awards. Following its adoption by our board, all equity-based awards will be granted under the 2021 Equity Plan.

Administration

The 2021 Equity Plan will generally be administered by our compensation committee, which will have the discretionary authority to administer and interpret the plan and any awards; determine eligibility for and grant awards; determine the exercise price, base value or purchase price, if any, applicable to any award; determine, modify, accelerate or waive the terms and conditions of any award; determine the form of settlement of awards; prescribe forms, rules and procedures relating to the plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the plan or any award. Our board may at any time act in the capacity of the administrator of the 2021 Equity Plan. Our compensation committee (or our board) may delegate to one or more of its members (or one or more members of our board) such of its duties, powers, and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers, and responsibilities to officers, employees and other persons. As used in this summary, the term “Administrator” refers to our compensation committee, our board or any authorized delegates, as applicable.

Eligibility

Employees and directors of, and consultants to, us and our affiliates will be eligible to participate in the 2021 Equity Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, will be limited to our employees or employees of certain of our affiliates.

Authorized Shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Equity Plan will be                      shares. The number of shares available for delivery in satisfaction of awards under the 2021 Equity Plan is referred to in this summary as the “Share Pool”. A maximum of                      shares from the Share Pool may be delivered in satisfaction of ISOs. For purposes of the Share Pool, shares will not be treated as delivered under the 2021 Equity Plan, and will not reduce the Share Pool, unless and until, and to the extent, they are actually delivered to a participant. Shares delivered in substitution for equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the Share Pool.

Shares that may be delivered under the 2021 Equity Plan may be authorized but unissued shares, shares of treasury stock or previously issued shares that are acquired by us. No fractional shares will be delivered under the 2021 Equity Plan.

Types of Awards

The 2021 Equity Plan provides for the grant of stock options, stock appreciation rights (SARs), restricted and unrestricted stock and stock units, performance awards, and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Equity Plan.

•

Stock Options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The per share exercise price of each stock option, and the per share base value of each SAR, granted under the 2021 Equity Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Equity Plan may not be repriced, amended or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise price or base value greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•

Restricted and Unrestricted Stock and Stock Units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•	Performance Awards. The Administrator may grant performance awards, which are awards subject to performance vesting conditions.

•

Other Stock-Based Awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the Administrator.

•	Substitute Awards. The Administrator may grant substitute awards, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Equity Plan.

Vesting; Terms and Conditions of Awards

The Administrator will determine the terms and conditions of all awards granted under the 2021 Equity Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an option or SAR remains exercisable, and the effect of termination of a participant’s employment or service on awards. The Administrator may at any time accelerate the vesting or exercisability of an award or limit the exercisability of an award.

Transfer Restrictions

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions

Except as otherwise expressly provided in an award or other agreement or by the Administrator, in the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or shares of our common stock, our dissolution or liquidation or other corporate transaction determined by the Administrator), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and conditions as it determines):

•	The assumption, continuation or substitution of some or all awards (or any portion thereof) by the acquirer or surviving entity;

•	The acceleration of exercisability or issuance of shares in respect of any award (or any portion thereof), in full or in part; and/or

•

A payment, which may be made in cash, property, rights or a combination of the foregoing, in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or continued or awards that by their terms continue following the covered transaction.

Adjustment Provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Equity Plan, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards, and any other provisions affected by such event. The Administrator may also make such adjustments to take into account other distributions to stockholders, or any other event, if it determines that adjustments are appropriate to avoid distortion in the operation of the 2021 Equity Plan or any award.

Amendment and Termination

The Administrator may at any time amend the 2021 Equity Plan or any outstanding award and may at any time terminate the 2021 Equity Plan as to future grants. However, except as expressly provided in the 2021 Equity Plan or the applicable award, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent, unless the Administrator expressly reserved the right to do so at the time the award was granted. Any amendments to the 2021 Equity Plan will be conditioned on stockholder approval to the extent required by applicable law or stock exchange requirements.

2021 ESPP

In General

The 2021 ESPP is intended to enable eligible employees to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in the Company. During any time in which the Administrator (as such term is defined below) determines that the 2021 ESPP is not able to satisfy the requirements of Section 423 of the Code, the 2021 ESPP will not be treated as an “employee stock purchase plan” under Section 423, but the Administrator will still be able to grant options to purchase shares of our common stock under the 2021 ESPP. As of the date of this prospectus, no options to purchase shares of our common stock have been granted under the 2021 ESPP.

Administration

The 2021 ESPP will generally be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 ESPP; determine eligibility under the 2021 ESPP; prescribe forms, rules and procedures relating to the 2021 ESPP; and otherwise do all things necessary or desirable to carry out the purposes of the 2021 ESPP. Our board may at any time act in the capacity of the administrator of the 2021 ESPP. Our compensation committee (or our board) may delegate to one or more of its members (or one or more members of our board) such of its duties, powers and responsibilities as it may determine and to employees or other persons as it determines such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board or any authorized delegates, as applicable.

Eligibility

Participation in the 2021 ESPP will generally be limited to our employees and employees of our participating subsidiaries who satisfy the eligibility requirements set forth in the 2021 ESPP. The Administrator may establish other eligibility requirements to the extent consistent with Section 423 of the Code to the extent that the applicable option period is intended to satisfy the requirements of Section 423. No employee may be granted an option under the 2021 ESPP if, immediately after the option is granted, the employee would own (or would be deemed to own) shares of our common stock possessing five percent or more of the total combined voting power or value of all classes of shares of us or of our parent or subsidiaries, if any.

Authorized Shares

Subject to adjustment as described below, the aggregate number of shares of our common stock that are available for purchase pursuant to options granted under the 2021 ESPP will be                      shares. The number of shares available for issuance under the 2021 ESPP is referred to in this summary as the “Share Pool”. For purposes of the Share Pool, shares will not be treated as delivered, and will not reduce the Share Pool, unless and until, and to the extent, they are actually delivered to a participant. If any option expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will not reduce the Share Pool.

Shares that may be delivered under the 2021 ESPP may be authorized but unissued shares, shares of treasury stock or previously issued shares that are acquired by us. No fractional shares will be delivered under the 2021 ESPP.

Participation

Eligible employees may participate in an option period under the 2021 ESPP by delivering an election form to the Administrator authorizing a pre-established percentage of the employee’s eligible compensation to be deducted from the employee’s pay during the option period. An election form under the 2021 ESPP will remain in effect for subsequent option periods unless a participant delivers a new election form or the participant’s participation in the 2021 ESPP is terminated.

Option Periods

Unless otherwise determined by the Administrator, option periods under the 2021 ESPP will be six months in duration.

Options

Subject to the limitations in the 2021 ESPP, on the first day of each option period, participating employees will be granted an option to purchase shares of our common stock, except that no participant will be granted an option under the 2021 ESPP that permits the participant’s right to purchase shares of our common stock under the 2021 ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

Each option granted under the 2021 ESPP for an option period, unless earlier cancelled, will be automatically exercised on the last business day of the option period. Upon exercise, shares will be purchased using the participant’s accumulated payroll deductions for the option period. A participant may purchase a maximum of                      shares of our common stock with respect to any option period (or such other number of shares as the Administrator may prescribe).

Purchase Price

The purchase price of each share issued pursuant to the exercise of an option under the 2021 ESPP on an exercise date will be                      (or such other percentage as specified by the Administrator) of the lesser of (i) the fair market value of a share of our common stock on date the option is granted and (ii) the fair market value of a share of our common stock on the exercise date.

Termination

A participant may cancel his or her option and terminate his or her participation in the 2021 ESPP by timely delivering a notice to the Administrator. Upon termination of a participant’s employment, or if a participant ceases to be eligible to participate in the plan, the participant’s participation in the 2021 ESPP will terminate and any option held by the participant will be cancelled. Upon cancellation, the balance of the participant’s account will be returned to the participant, without interest, as soon as administratively practicable.

Transfer Restrictions

For participants who have purchased shares under the 2021 ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Effect of Certain Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or shares of our common stock, our dissolution or liquidation or other corporate transaction determined by the Administrator), the Administrator may (i) provide that each outstanding option will be assumed or exchanged for a substitute option; (ii) cancel each outstanding option and return to the participants their accounts; and/or (iii) terminate the option period, and cause outstanding options to be exercised, on or before the date of the covered transaction.

Adjustment Provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the 2021 ESPP, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price under any outstanding option.

Amendment and Termination

The Administrator has the discretion to change the commencement and exercise dates of option periods, the purchase price, the maximum number of shares that may be purchased with respect to any option period, the duration of any option periods and other terms of the 2021 ESPP, in each case, without shareholder approval, except as required by law. The Administrator may at any time amend, suspend or terminate the 2021 ESPP, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require stockholder approval.

2021 Cash Plan

In General

The 2021 Cash Plan provides for the grant of cash-based incentive awards to eligible participants.

Administration

The 2021 Cash Plan will generally be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 Cash Plan and any award granted under it; determine eligibility for and grant awards; adjust the performance criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to the 2021 Cash Plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Cash Plan or any award. Our board may at any time act in the capacity of the administrator of the 2021 Cash Plan. Our compensation committee (or our board) may delegate to one or more of its members (or one or more members of our board) such of its duties, powers and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers and responsibilities to officers, employees and other persons. As used in this summary, the term “Administrator” refers to our compensation committee, our board or any authorized delegates, as applicable.

Eligibility and Participation

Executive officers and key employees of us and our subsidiaries will be eligible to participate in the 2021 Cash Plan.

Awards

The Administrator will select the participants who receive awards for each performance period under the plan and, for each award, will establish (i) the performance criteria applicable to the award; (ii) the amount payable if the performance criteria are achieved in whole or in part; and (iii) such other terms and conditions as it determines.

Determination of Performance; Amounts Payable under Awards

As soon as practicable following the end of a performance period, the Administrator will determine whether and to what extent the performance criteria applicable to each award have been satisfied and the amount payable under each award.

Amendment and Termination

The Administrator may amend the 2021 Cash Plan or any outstanding award at any time, and may terminate the 2021 Cash Plan as to future grants of awards at any time. However, except as expressly provided in the 2021 Cash Plan or the applicable award, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent, unless the Administrator expressly reserved the right to do so at the time the award was granted.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	Ensemble Health Partners, Inc., Ensemble Health Partners Holdings, LLC, or any of our respective subsidiaries have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related party agreements in effect prior to this offering:

Advisory agreements

On August 1, 2019, Ensemble Health Partners Holdings, LLC and certain of its subsidiaries entered into (i) an Advisory Agreement with Mercy Health (the “BSMH Advisor”) and (ii) an Advisory Agreement with an affiliate of Golden Gate Capital (the “GGC Advisor” and, together with the BSMH Advisor, the “Advisors”), pursuant to which the Advisors provide certain executive and management services, finance, marketing and human resource functions and other support services to the Company. In exchange for these services, the Company is required to pay to the BSMH Advisor and the GGC Advisor an annual advisory fee equal of $2.45 million and $2.55 million, respectively, until August 1, 2029. Such annual fee is paid on a quarterly basis in advance. Under the Advisory Agreements, the Company must also reimburse the Advisors for all reasonable out-of-pocket expenses incurred by the Advisors or their affiliates in connection with the services provided by the Advisors or their respective affiliates. In addition, we agreed to indemnify the BSMH Advisor and the GGC Advisor and certain persons affiliated with the Advisors from and against any claims with respect to, or in any way related to the respective advisory agreements.

In connection with the completion of this offering, the Advisory Agreements will be terminated, and we will pay one-time termination fees of $         and $         to the BSMH Advisor and the GGC Advisor, respectively.

Arrangements with BSMH

On August 1, 2019, we entered into an Amended and Restated Master Services Agreement with BSMH, a beneficial owner of more than 5% of our securities, with an initial term of ten years, with automatic renewal terms of up to six years. Pursuant to the agreement, we provide revenue cycle management services to BSMH hospitals and medical group providers and we receive a service fee based on total cash collected on BSMH net patient revenue. We recognized net revenue related to BSMH of $365.8 million in 2020 and $153.1 million and $251.6 million during the 2019 Successor period and the 2019 Predecessor period, respectively. Additionally, as of December 31, 2020 and 2019, we recorded receivables related to these services of $53.5 million and $41.8 million, respectively.

We are also party to a transitional services agreement with BSMH, dated August 1, 2019 (the “TSA”), whereby BSMH has agreed to provide certain administrative services for us until July 31, 2021, unless earlier terminated or extended pursuant to the terms of the agreement. We incurred charges under the TSA of $1.1 million and $562,000 for the twelve months ended December 31, 2020 and the 2019 Successor period, respectively.

Related party agreements to be entered into in connection with this offering

Amended and restated limited liability company agreement of Ensemble Health Partners Holdings, LLC

In connection with the Reorganization Transactions, the existing limited liability company agreement of Ensemble Health Partners Holdings, LLC will be amended and restated. As a result of the reorganization transactions and this offering, we will hold (directly or indirectly) LLC Units in Ensemble Health Partners Holdings, LLC and will be the sole managing member of Ensemble Health Partners Holdings, LLC. Accordingly, we will operate and control all of the business and affairs of Ensemble Health Partners Holdings, LLC and, through Ensemble Health Partners Holdings, LLC and its operating subsidiaries, conduct our business.

The holders of LLC Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Ensemble Health Partners Holdings, LLC. Net profits and net losses of Ensemble Health Partners Holdings, LLC will generally be allocated to its members pro rata in accordance with the percentage of their respective ownership of LLC Units. The New LLC Agreement will provide for pro rata cash distributions of the holders of LLC Units (including us) for purposes of funding tax obligations in respect of the taxable income of Ensemble Health Partners Holdings, LLC that is allocated to them. Generally, these tax distributions will be computed based on Ensemble Health Partners Holdings, LLC’s estimate of net taxable income allocable to each holder of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate of any jurisdiction in the U.S. prescribed for an individual or corporate resident. As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, as well as the use of an assumed tax rate in calculating Ensemble Health Partners Holdings, LLC’s tax distribution obligations, and tax distributions being made pro rata in accordance with economic interests, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.

Under the New LLC Agreement, the Continuing LLC Owners (or certain permitted transferees) will have the right, from time to time and subject to the terms of the New LLC Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, (1) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at our option, cash (based on the market price of our Class A common stock) and (2) payments of additional amounts pursuant to the tax receivable agreement.

The New LLC Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LLC Units and shares of Class B Common Stock may not be sold, transferred or otherwise disposed of.

Subject to certain exceptions, Ensemble Health Partners Holdings, LLC will indemnify all of its members and their officers, directors, members and other related parties against all losses or expenses arising from claims or legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Ensemble Health Partners, LLC’s business or affairs or the New LLC Agreement or any related document.

Ensemble Health Partners Holdings, LLC may be dissolved upon (i) the determination by us (together with each Sponsor, for so long as such Sponsor owns at least 25% of the shares of our common stock held by such Sponsor as of the closing of the IPO (ii) within forty-five days of the consummation of a sale of Ensemble Health Partners Holdings, LLC, or (iii) judicial decree in accordance with Section 18-802 of the Delaware Act.

In addition, pursuant to the New LLC Agreement, Ensemble Health Partners Holdings, LLC has agreed not to participate in a campaign for elective office or intentionally make material, disproportionate allocations of profits, losses, deductions, credits or tax attributes to Innovations. In addition, Innovations will have certain negative rights over activities of the Ensemble Health Partners Holdings, LLC that might jeopardize BSMH’s 501(c)(3) status, which rights may only be enforced through injunctive relief (and a limited right to recover enforcement costs). Ensemble Health Partners Holdings, LLC, will also be required to give Innovations advance notice of any increase in its leverage ratio by more than 1.0x.

Tax receivable agreement

From time to time we may be required to acquire LLC Units of Ensemble Health Partners Holdings, LLC from the holders thereof in exchange for shares of our Class A common stock (or cash) and payments of additional amounts pursuant to a tax receivable agreement. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Ensemble Health Partners Holdings, LLC intends to have an election under Section 754 of the Code in effect for taxable years in which such sales of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries. When we acquire LLC Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Ensemble Health Partners Holdings, LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Ensemble Health Partners Holdings, LLC and its subsidiaries to the extent increased tax basis is allocated to those assets.

Upon the completion of this offering, we will be a party to one or more tax receivable agreements. Under these agreements, we generally will be required to pay to the TRA Beneficiaries 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that we are deemed to realize as a result of (1) tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock (or cash) (as described in the paragraph above) and (ii) payments made under the tax receivable agreement, (2) the utilization of net operating losses and other tax attributes (including existing tax basis in the assets of Ensemble Health Partners Holdings, LLC and certain of its subsidiaries that is attributable to prior acquisitions) of GGCOF EHL Blocker, LLC and certain of our pre-IPO investors who contribute units of Ensemble Health Partners Holdings, LLC to us as part of the Reorganization Transactions, and (3) deductions attributable to imputed interest under the tax receivable agreement. We generally will retain the benefit of the remaining 15% of the applicable tax savings.

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with our Sponsors (the “Stockholders Agreement”). Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by our Sponsors in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence.” The Stockholders Agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with our Sponsors’ respective director designees, and we expect to enter into indemnification agreements with each of our directors generally providing for indemnification in connection with their service to us or on our behalf.

Pursuant to the Stockholders Agreement, each of our Sponsors also agreed to certain standstill provisions pursuant to which it is restricted from, among other things, acquiring our securities if that would result in it owning more than 49% of our outstanding voting power without our consent. We have also agreed to waive the doctrine of corporate opportunities, as it would otherwise apply to our Sponsors and their related parties, to the fullest extent permitted by law.

In addition, pursuant to the Stockholders Agreement, (i) for so long as such Sponsor owns more than 45% of the shares of our common stock held by such Sponsor as of the closing of the IPO, such Sponsor will have approval rights over any liquidation, dissolution or winding up of the affairs of our business and the hiring or termination of our chief executive officer and (ii) for so long as a Sponsor has the right to one nominee to our board of directors, such Sponsor will have the right to review our books and records and to discuss our affairs, finances and condition with our officers.

Registration rights agreement

We intend to enter into a registration rights agreement with our Sponsors in connection with this offering (the “Registration Rights Agreement). The Registration Rights Agreement will provide our Sponsors certain registration rights as described below.

Demand Registration Rights

Each of our Sponsors will have the right to demand that we file registration statements. These registration rights are subject to specific conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specific circumstances. Upon such a request, we are required to use reasonable efforts to promptly effect the registration.

Piggyback Registration Rights

If we propose to register any shares of our equity securities under the Securities Act, either for our own account or for the account of any other person, the Sponsors will be entitled to notice of the registration and will be entitled to include their shares of Class A common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf Registration Rights

At any time after we become eligible to file a registration statement on Form S-3, our Sponsors will be entitled to have their shares of Class A common stock registered by us on a Form S-3 Registration Statement at our expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and Indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The registration rights agreement will include customary indemnification provisions including indemnification of the participating holders of shares of Class A common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect of other expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Innovations Lock-up Agreement

In addition, Innovations has agreed, in the Registration Rights Agreement, to a lock-up in favor of the Company and GGC for a period of one year following the date of our IPO. Innovations has also agreed, in the Registration Rights Agreement, not to sell more than 10% of the stock that it owns in any calendar year prior to the fifth anniversary of the Closing. These lock-up arrangements are in addition to the lock-up restrictions in favor of the underwriters and described in more detail under “Underwriting”, below, and may only be waived with the consent of the Company and GGC.

Indemnification agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Related party transactions policy

In connection with this offering, we intend to adopt a policy with respect to the review, approval, and ratification of related person transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related person transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related person’s interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of                 for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of Class A common stock and Class B common stock, (b) each member of our board of directors, (c) each of our named executive officers, and (d) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with the Reorganization Transactions, we will issue to the Continuing LLC Owners one share of our Class B common stock for each LLC Unit that they hold. Each Continuing LLC Owner will have the right to exchange their LLC Units, along with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. See “The reorganization transactions” and “Certain relationships and related party transactions.”

The percentage of shares beneficially owned is computed on the basis of                  shares of our Class A common stock outstanding as of                 , and                  LLC Units and shares of our Class B common stock outstanding as of                 . Shares of our Class A common stock that a person has the right to acquire within 60 days of                  (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The amount of shares of our Class A common stock beneficially owned after the offering reflects the use of a portion of the net proceeds that we will receive from this offering to directly or indirectly purchase issued and outstanding LLC Units and an equal number of Class B common stock from certain Continuing LLC Owners. Unless otherwise indicated, the address for each beneficial owners is c/o Ensemble Health Partners, Inc., 11511 Reed Hartman Highway, Cincinnati, Ohio 45241.

Name and address of beneficial owner	Shares of Class A common stock beneficially owned	Shares of Class A common stock being offered	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned(1)		Total voting power after offering
			Before offering	After offering		Before offering	After offering
5% shareholders:
Entities affiliated with Golden Gate Capital(1)
Innovations(2)

Named executive officers and directors:
Judson Ivy
Shannon White
Robert Snead
Steven Shulman
John Starcher
Rishi Chandna
Bernhard Nann
Douglas Ceto
All directors and executive officers as a group ( persons)

*	Represents beneficial ownership of less than 1%.
(1)

The LLC Units held by Continuing LLC Owners are exchangeable for (1) shares of our Class A common stock on a one-for-one basis or, at our option, cash (based on the market value of our Class A common stock) and (2) payments of additional amounts pursuant to the tax receivable agreement. In these tables, beneficial ownership of LLC Units has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Units may be exchanged. When a LLC Unit is exchanged by a Continuing LLC Owner who holds shares of Class B common stock, a corresponding share of Class B common stock will be cancelled. Accordingly, in the first table above, the percentages of Class A common stock provided also reflect combined voting power for each respective beneficial owner. See “Description of capital stock.”

(2)	The controlling member of Innovations is BSMH.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. This summary does not purport to be complete and is qualified by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and may be obtained under “Where you can find more information” in this prospectus.

Credit facilities

General

On August 1, 2019, Ensemble RCM, LLC (the “Borrower”) entered into a credit agreement among the Borrower, Ensemble Intermediate, LLC (“Holdings”), Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Agent”) and the lenders from time to time party thereto (the “Credit Agreement”), providing for a U.S. dollar-denominated term loan tranche of $672 million (the “Term Loan”) and a U.S. dollar-denominated revolving credit facility of $75 million (the “Revolving Credit Facility”). The Credit Agreement was amended on February 17, 2021 to increase the amount of the Term Loan by $785 million. The Revolving Credit Facility includes a $25 million sublimit for the issuance of letters of credit. As of June 30, 2021, the aggregate outstanding principal amount of the Term Loan was $1,441.3 million, and we had $75 million of unused borrowing capacity under our Revolving Credit Facility.

The Credit Agreement provides us the right to request commitments for new incremental term loans and revolving loans, in an aggregate principal amount not to exceed the sum of (v) the greater of (i) $158 million and (ii) 100% of Consolidated EBITDA of the Borrower and the Restricted Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis), plus (w) up to the greater of (i) $75 million and (ii) 47.5% of Consolidated EBITDA of the Borrower and the Restricted Subsidiaries for the most recently ended Test Period (calculated on a pro forma basis) that may be reallocated from incurrence under the indebtedness covenant (the sum of such amounts available under clauses (v) and (w), the “Fixed Basket”), plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of, or refinance or replace any term loans or revolving commitments, an amount equal to the term loans or revolving commitments to be replaced thereby or terminated, plus (y) the amount of certain voluntary prepayments, redemptions, or repurchases of any term loans and/or previously incurred refinancing indebtedness and any permanent reduction of the commitments under any revolving facility or refinancing indebtedness consisting of a revolving credit facility, plus (z) an unlimited amount (the “Ratio Basket”) so long as (1) if such incremental indebtedness is secured by a lien on the collateral on a pari passu basis with the Credit Facilities, we are in compliance on a pro forma basis with a first lien net leverage ratio of no greater than 4.75:1.00, (2) if such incremental indebtedness is secured by a lien on the collateral by a lien that is junior to the lien securing the Credit Facilities, we are in compliance on a pro forma basis with a secured net leverage ratio of no greater than 6.50:1.00, or (3) if such incremental indebtedness is unsecured, we are either (i) in compliance on a pro forma basis with a total net leverage ratio of no greater than 7.00:1.00 or (ii) in compliance on a pro forma basis with an interest coverage ratio of at least 2.00:1.00; provided that amounts borrowed under the Fixed Basket may later be reclassified as having been borrowed under the Ratio Basket. In addition, the Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the Credit Agreement. The lenders under the Credit Facilities are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.

The commitments under the Revolving Credit Facility will mature on August 1, 2024, and the Term Loans will mature on August 1, 2026.

Amortization, interest rates and fees

The Term Loans require equal quarterly repayments of $3.7 million.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50% and 3.25% and 2.50% and 2.25%, respectively, based on our total net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.00%.

The borrowings under the Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. Upon consummation of this offering, the applicable margins for Eurodollar rate and base rate borrowings will be reduced to 3.50% and 2.50%, respectively. The Eurodollar rate applicable to the Term Loans are subject to a “floor” of 0.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate in effect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the Wall Street journal as the “U.S. Prime Rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%.

In addition to paying interest on loans outstanding under the Revolving Credit Facility and the Term Loans, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to reductions to 0.375% per annum and 0.25% per annum based on our total net leverage ratio. We are also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin for Eurodollar loans under the Revolving Credit Facility on a per annum basis. We are also required to pay customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Voluntary prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or Term Loans at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to Eurodollar loans. Amounts prepaid under the Revolving Credit Facility may subsequently be reborrowed. In addition, prepayment of the Term Loans prior to August 17, 2021 in connection with certain refinancing transactions that reduce the yield on the Term Loan is subject to a prepayment premium of 1.00% of the aggregate principal amount of the Term Loan so prepaid.

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory prepayments

The Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loans with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our first lien net leverage ratio is less than or equal to 3.75 to 1.00, but greater than 3.25 to 1.00 and (y) 0% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the Credit Agreement; and

•

25% of annual excess cash flow for any fiscal year where the first lien net leverage ratio as of the end of such fiscal year is greater than 4.75 to 1.00, subject to a step-up to 50% if our first lien net leverage ratio is greater than 5.00 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $10 million in such fiscal year.

Guarantees

Subject to certain exceptions, all obligations under the Credit Agreement, including certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of Holdings and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the Credit Facilities are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly-owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors of our obligations under the Credit Facilities and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case, subject to certain exceptions.

Certain covenants

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines.

In addition, the Credit Agreement includes a financial covenant which requires that, at the end of each fiscal quarter, if the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 40% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 7.00 to 1.00. This financial covenant is for the benefit of the lenders under our Revolving Credit Facility only.

Events of defaults

The Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain Employee Retirement Income Security Act of 1974 events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL. Under “Description of capital stock,” “we,” “us,” “our” and “our Company” refer to Ensemble Health Partners, Inc.

As of the consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.001 per share,                  shares of Class B common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share. Upon the completion of this offering, there will be                  shares of our Class A common stock issued and outstanding and                  shares of our Class B common stock issued and outstanding. See “The reorganization transactions.”

Common stock

Voting rights.    Holders of our Class A common stock and Class B common stock will be entitled to cast one vote per share on all matters submitted to stockholders for their approval. Holders of our Class A common stock and Class B common stock will not be entitled to cumulate their votes in the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B common stock, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of LLC Units not held directly or indirectly by Ensemble Health Partners, Inc.

Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast on a matter by stockholders (or, in the case of election of directors, by a plurality), voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend rights.    Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation rights.    On our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Other matters.    No shares of Class A common stock or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock or Class B common stock. Holders of shares of our Class A common stock and Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B Common Stock. Upon consummation of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid, and non-assessable.

Transfers of Class B common stock.    Pursuant to the New LLC Agreement, each holder of Class B common stock agrees that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

•	in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock and the market value of our Class A common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement with our Sponsors and certain other stockholders pursuant to which such parties will have specified board representation rights, governance rights and other rights. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Stockholders agreement.”

Registration rights

Following the completion of this offering, certain investment funds affiliated with our Sponsors and other stockholders, will be entitled to rights with respect to the registration of shares of Class A common stock, including shares received in exchange for a corresponding number of LLC Units and shares of Class B common stock under the Securities Act. These registration rights will be contained in our registration rights agreement. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Registration rights agreement.”

Anti-takeover effects of our certificate of incorporation and our bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Limitations on liability and indemnification of directors and officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by Delaware law and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our common stock on the Exchange under the symbol “ENSB.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding                  shares of our Class A common stock, after giving effect to the issuance of                  shares of our Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of                  and                  shares of our Class B common stock outstanding.

Of the shares that will be outstanding immediately after the completion of this offering, we expect that the                  shares of Class A common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

In addition, upon consummation of this offering, the Continuing LLC Owners will beneficially own                  shares of Class B common stock underlying LLC Units. Pursuant to the terms of the New LLC Agreement, the Continuing LLC Owners will have the right, to exchange their LLC Units, together with a corresponding number of shares of our Class B common stock, (1) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions or, at our option, cash (based on the market value of our Class A common stock) and (2) payments of additional amounts pursuant to the tax receivable agreement.

Shares of our Class A common stock received in exchange for a corresponding number of LLC Units and shares of Class B common stock held by the Continuing LLC Owners would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. However, we will enter into a registration rights agreement with the Continuing LLC Owners that will require us to register under the Securities Act the resale of these shares of Class A common stock. See “Description of capital stock—Registration rights” and “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Registration rights agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

The remaining                  shares of our Class A common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

Lock-up agreements

We and each of our directors, executive officers and holders of substantially all of our outstanding capital stock or other equity interests in us have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

In addition, Innovations has agreed, in the Registration Rights Agreement, to a lock-up in favor of the Company and GGC for a period of one year following the date on the cover of this prospectus. Innovations has also agreed, in the Registration Rights Agreement, not to sell more than 10% of the stock that it owns in any calendar year prior to the fifth anniversary of the Closing. These lock-up arrangements are in addition to the lock-up restrictions in favor of the underwriters and described in more detail under “Underwriting”, below, and may only be waived with the consent of the Company and GGC.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares of common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares of common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of common stock immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares of common stock within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately                  shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on the Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity incentive plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

Registration rights

Subject to the lock-up agreements described above and the lock-up arrangements agreed to by Innovations in the Registration Rights Agreement, certain holders of our common stock, or securities exercisable for or exchangeable into, shares of common stock, including LLC Units, may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain relationships and related party transactions—Related party agreements to be entered into in connection with this offering—Registration rights agreement.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with the alternative minimum tax, the Medicare contribution tax, United States federal tax laws other than United States federal income or estate tax laws, or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company,” financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid United States federal income tax, a person subject to special tax accounting as a result of any item of gross income taken into account in an applicable financial statement under Section 451(b) of the Code, a person in a special situation such as those who have elected to mark securities to market or those who hold shares of Class A common stock as part of a straddle, hedge, conversion transaction, or synthetic security or a partnership or other pass-through entity (or beneficial owner thereof) for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

Distributions on Class A common stock

As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of Class A common stock in the foreseeable future. However, in the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Information reporting and backup withholding” and “—Additional withholding requirements.”

Gain on disposition of Class A common stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes during the applicable period specified in the Code, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by certain United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal estate tax

Class A common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of shares of our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on Class A Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a United States federal income tax return containing the required information (which may entail significant administrative burden). While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. You should consult your tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc., Deutsche Bank Securities Inc., and Guggenheim Securities, LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Guggenheim Securities, LLC

Credit Suisse Securities (USA) LLC

Evercore Group L.L.C.

Wells Fargo Securities, LLC

SVB Leerink LLC

Robert W. Baird & Co. Incorporated

William Blair & Company, L.L.C.

Academy Securities, Inc.

Loop Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our total out of pocket expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $             . We have also agreed to reimburse the underwriters certain of their expenses in an amount up to $            .

We and the underwriters including liabilities under the Securities Act of 1933.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See the section titled “Shares eligible for future sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “ENSB.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                , in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), none of our shares (the “Shares”) have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the Shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 of June 14, 2017, as amended from time to time.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and their affiliates and the Company that:

•	it is a qualified investor within the meaning of the Prospectus Regulation; and

•

in the case of any Shares being offered to a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the Shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as so defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been obtained prior to each such proposed offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire Shares in this offering.

United Kingdom

This Prospectus and any other material in relation to the shares (the “Shares”) described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this Prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “FPO”) or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) in connection with the issue or sale of any Shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The Shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Shares shall require the Company and/or any Underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the United Kingdom who acquires any Shares in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Golden Gate Capital and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than 1% of our outstanding Class A common stock and Class B common stock in the aggregate.

EXPERTS

The consolidated financial statements of Ensemble Health Partners Holdings, LLC (also known as and hereinafter referred to as “Ensemble” or the “Company”) as of December 31, 2020 and 2019, for the year ended December 31, 2020, and the periods August 1, 2019 to December 31, 2019 (“Successor Period”) and January 1, 2019 to July 31, 2019 (“Predecessor Period”) included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statement of Ensemble Health Partners, Inc. as of May 28, 2021 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PwC completed an independence assessment to evaluate the services and relationships with Ensemble and its affiliates that may bear on PwC’s independence under the U.S. Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (“PCAOB”) (United States) independence rules for an audit period commencing January 1, 2019. A service was identified that is inconsistent with SEC and PCAOB auditor independence rules and is described below.

From September 2020 through April 2021, PwC US was engaged to perform a non-audit service pursuant to an impermissible contingent fee arrangement at an upstream affiliate of the Company, which included filing of documents with non-tax authorities, deemed to be a management function. There were no fees billed for the service.

For the service identified, PwC provided to our board of directors and management an overview of the facts and circumstances surrounding the service, including the entity involved, the nature and scope of the service provided, and other relevant factors. Considering the facts presented, our board of directors concluded that the service would not impact PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our financial statements for the year ended December 31, 2020 and the year ending December 31, 2021. Furthermore, our board of directors concluded that a reasonable investor with knowledge of the relevant facts and circumstances would reach the same conclusion.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Ensemble Health Partners, Inc.

Ensemble Health Partners Holdings, LLC

Combined (Predecessor) / Consolidated (Successor) Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm (Successor)	F-5

Report of Independent Registered Public Accounting Firm (Predecessor)	F-6

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019 (Successor)	F-7

Consolidated Statements of Operations and Comprehensive Income for the period from January 1, 2020 through December 31, 2020 (Successor), the period from August 1, 2019 through December 31, 2019 (Successor) and the period from January 1 through July 31, 2019 (Predecessor)

F-8

Consolidated Statements of Changes in Members’ Equity for the period from January 1, 2020 through December 31, 2020 (Successor), the period from August 1, 2019 through December 31, 2019 (Successor) and the period from January 1 through July 31, 2019 (Predecessor)

F-9

Consolidated Statements of Cash Flows for the period from January  1, 2020 through December 31, 2020 (Successor), the period from August 1, 2019 through December 31, 2019 (Successor) and the period from January 1 through July 31, 2019 (Predecessor)

F-10

Notes to Consolidated Financial Statements	F-11-F-34

Unaudited Condensed Consolidated Financial Statements	Page(s)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020	F-35

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended June 30, 2021 and 2020	F-36

Unaudited Condensed Consolidated Statements of Changes in Members’ Equity for the Six Months Ended June 30, 2021 and 2020	F-37

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2020	F-38

Notes to Unaudited Condensed Consolidated Financial Statements	F-39-F-52

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ensemble Health Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Ensemble Health Partners, Inc. (formerly known as Thor HoldCo Corp) (the “Company”) as of May 28, 2021, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 28, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

September 1, 2021

We have served as the Company’s auditor since 2021.

Ensemble Health Partners, Inc.

Balance Sheet

As of May 28, 2021

(in thousands)

May 28, 2021
Assets	$—
Commitments and Contingencies (Note 4)	$—
Stockholders’ Equity
Common Stock, par value $0.01 per share, 100 shares authorized, none issued and outstanding	—

Total stockholders’ equity	$—

See accompanying notes to balance sheet

Ensemble Health Partners, Inc.

Notes to the May 28, 2021 Balance Sheet (Audited)

NOTE 1: ORGANIZATION

Ensemble Health Partners, Inc. (the “Corporation”) was formed as a Delaware corporation on May 28, 2021. The Corporation was formed for the purpose of completing an initial public offering (the “IPO”) and related transactions in order to carry on the business of Ensemble Health Partners Holdings, LLC and its subsidiaries (the “Company”). Immediately following the IPO, after giving effect to the Reorganization Transactions, Ensemble Health Partners, Inc. will be a holding company, and its sole material asset held directly or through wholly-owned subsidiaries will be its equity interest in Ensemble Health Partners Holdings, LLC. As the managing member of Ensemble Health Partners Holdings, LLC, Ensemble Health Partners, Inc. will operate and control all of the business and affairs of Ensemble Health Partners Holdings, LLC and, through Ensemble Health Partners Holdings, LLC and its subsidiaries, conduct the Company’s business. Accordingly, although Ensemble Health Partners, Inc. will have a minority economic interest in Ensemble Health Partners Holdings, LLC, it will have the sole voting interest in, and control the management of, Ensemble Health Partners Holdings, LLC. As a result, Ensemble Health Partners, Inc. will consolidate Ensemble Health Partners Holdings, LLC in its consolidated financial statements and will report a noncontrolling interest related to the common units of Ensemble Health Partners Holdings, LLC held by individuals and entities other than Ensemble Health Partners, Inc. and its subsidiaries in its consolidated financial statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The balance sheet was prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, comprehensive income, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity since its inception through and as of June 30, 2021. The balance sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

NOTE 3: STOCKHOLDERS’ EQUITY

The Corporation is authorized to issue 100 shares of Common Stock, par value $0.01 per share, none were issued and outstanding as of May 28, 2021.

NOTE 4: COMMITMENTS AND CONTINGENCIES

As of May 28, 2021, the Company has no commitments and contingencies.

NOTE 5: SUBSEQUENT EVENTS

Subsequent events were evaluated through September 1, 2021, the date the balance sheet was available for issuance.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

In connection with the reissuance of the financial statement, the Company has evaluated subsequent events through September 28, 2021, the date the financial statements were available to be reissued. On September 24, 2021, the Company issued the 100 authorized shares of Common Stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ensemble Health Partners Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ensemble Health Partners Holdings, LLC (dba Ensemble Health Partners) and its subsidiaries (Successor) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, of changes in members’ equity, and of cash flows for the year ended December 31, 2020 and for the period August 1, 2019 to December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period August 1, 2019 to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 11, 2021, except for the effects of the revision discussed in Note 2 to the consolidated financial statements, as to which the date is July 27, 2021

We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ensemble Health Partners Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Ensemble Health Partners Holdings, LLC (dba Ensemble Health Partners) and its subsidiaries (Predecessor) (the “Company”) which comprise the consolidated statements of operations and comprehensive income, of changes in members’ equity, and of cash flows for the period from January 1, 2019 to July 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 2019 to July 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 11, 2021

We have served as the Company’s auditor since 2019.

Ensemble Health Partners Holdings, LLC

Consolidated Balance Sheets

December 31, 2020 and 2019 (Successor)

(in thousands)

	Successor December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$125,383	$77,731
Accounts receivable, net	63,771	43,469
Accounts receivable, net - related party	53,490	41,831
Prepaid expenses and other current assets	3,888	2,378

Total current assets	246,532	165,409
Property, equipment and software, net	35,357	21,042
Intangible assets, net	1,300,610	1,347,191
Goodwill	415,110	411,265
Operating lease right-of-use asset	74,324	2,479
Other assets	1,617	1,852

Total assets	$2,073,550	$1,949,238

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$10,330	$8,046
Accounts payable - related party	9,265	15,277
Salaries and related liabilities	55,535	32,040
Accrued interest	4,595	6,855
Other current liabilities	344	412
Current portion of deferred revenue - related party	18,001	—
Current portion of operating lease liabilities	4,157	1,264
Current portion of long-term debt	6,720	6,678

Total current liabilities	108,947	70,572
Long-term debt	639,607	643,275
Non-current portion of operating lease liabilities	70,293	1,506
Non-current portion of deferred revenue - related party	20,559	—

Total liabilities	839,406	715,353
Commitments and contingencies (Note 11 & 17)

Members’ equity
Contributed capital	1,213,581	1,210,895
Retained earnings	20,572	22,990
Accumulated other comprehensive loss	(9)	—

Total members’ equity	1,234,144	1,233,885

Total liabilities and members’ equity	$2,073,550	$1,949,238

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Consolidated Statements of Operations and Comprehensive Income

Year Ended December 31, 2020 and the Period from August 1, 2019, to December 31, 2019 (Successor) and the Period from January 1, 2019, to July 31, 2019 (Predecessor)

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
Net revenue ($365.8 million, $153.1 million and $251.6 million from related party for the Successor periods twelve months ended December 31, 2020 and five months ended December 31, 2019, and the Predecessor period seven months ended July 31, 2019, respectively)	$600,016	$231,265	$344,349
Operating expenses:
Cost of services	373,101	146,960	198,331
Selling, general and administrative	85,972	28,219	25,306
Other	3,018	2,572	—

Total operating expenses	462,091	177,751	223,637

Income from operations	137,925	53,514	120,712
Interest expense	35,322	18,754	—
Allocated and other taxes	832	447	6,857
Other expense (income), net	1,050	703	(1,137)

Total other expense, net	37,204	19,904	5,720

Net income	$100,721	$33,610	$114,992

Consolidated statements of comprehensive income (loss)
Net income	$100,721	$33,610	$114,992
Other comprehensive loss
Foreign currency translation adjustment	(9)	—	—

Comprehensive income	$100,712	$33,610	$114,992

Net income per unit, basic and diluted	$.08	$.03
Weighted average units outstanding, basic and diluted	1,209,145	1,260,959

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Consolidated Statements of Changes in Members’ Equity

Year Ended December 31, 2020 and the Period from August 1, 2019, to December 31, 2019 (Successor) and the Period from January 1, 2019, to July 31, 2019 (Predecessor)

(in thousands)

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Equity
Predecessor
Balance at January 1, 2019	$1,430	$143,234	$—	$144,664
Contributions	4,120	—	—	4,120
Distributions	—	(248,609)	—	(248,609)
Net income	—	114,992	—	114,992

Balance at July 31, 2019	$5,550	$9,617	$—	$15,167

Successor
Balance at August 1, 2019	$—	$—	$—	$—
Initial contribution by GGC	606,212	—	—	606,212
Initial contribution by Ensemble Management	15,306	—	—	15,306
Rollover equity contribution	582,449	—	—	582,449
Other contributions	5,460	—	—	5,460
Equity-based compensation	1,468	—	—	1,468
Distributions	—	(10,620)	—	(10,620)
Net Income	—	33,610	—	33,610

Balance at December 31, 2019	$1,210,895	$22,990	$—	$1,233,885
Equity-based compensation	3,993	—	—	3,993
Distributions and repurchases	(1,307)	(103,139)	—	(104,446)
Foreign currency translation adjustment	—	—	(9)	(9)
Net income	—	100,721	—	100,721

Balance at December 31, 2020	$1,213,581	$20,572	$(9)	$1,234,144

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Consolidated Statements of Cash Flows

Year Ended December 31, 2020 and the Period from August 1, 2019, to December 31, 2019 (Successor) and the Period from January 1, 2019, to July 31, 2019 (Predecessor)

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
Operating activities
Net income	$100,721	$33,610	$114,992
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	54,862	21,280	2,518
Loss on disposal of assets	293	—	—
Bad debt expense	490	32	1,885
Amortization of debt issuance costs	3,333	1,389	—
Equity-based compensation	3,993	1,468	—
Non-cash lease expense (income)	300	(8)	312
Changes in assets and liabilities
Accounts receivable	(20,792)	(6,406)	(24,663)
Due from related parties	(11,658)	(3,149)	(12,043)
Prepaids and other assets	(3,024)	195	(973)
Accounts payable	6,047	(592)	8,396
Due to related parties	(6,012)	3,173	66,454
Salaries and other liabilities	59,588	16,407	2,890

Net cash provided by operating activities	188,141	67,399	159,768

Investing activities
Additions of property, equipment and software	(26,158)	(8,315)	(4,018)
Acquisition of businesses, net of cash acquired	(3,165)	(1,244,695)	—

Net cash used in investing activities	(29,323)	(1,253,010)	(4,018)

Financing activities
Distributions to and repurchases from members	(104,446)	(10,620)	(248,609)
Proceeds from issuance of debt	—	672,000	—
Proceeds from issuance of equity units	—	626,978	—
Debt issuance costs	—	(23,336)
Borrowings on revolver	30,000	—	—
Repayments on revolver	(30,000)	—	—
Repayments on long-term debt	(6,720)	(1,680)	—

Net cash (used in) provided by financing activities	(111,166)	1,263,342	(248,609)

Net increase (decrease) in cash	47,652	77,731	(92,859)
Cash
Beginning of the period	77,731	—	120,255

End of the period	$125,383	$77,731	$27,396

Supplemental cash flow disclosure
Cash paid for interest	$33,924	$10,493	$—
Fixed asset purchases in accounts payable	498	3,892	423
Supplemental disclosures of noncash financing activities:
Rollover equity in consideration of net assets acquired	—	$582,449	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

1.	Description of Business

Ensemble RCM, LLC, was originally organized on June 24, 2014, as a Delaware limited liability company, then known as Executive Revenue Cycle Partners, LLC. Effective on May 3, 2016, Ensemble RCM, LLC was converted to an Ohio non-profit limited liability company and renamed. Ensemble Health Partners Holdings, LLC, doing business as Ensemble Health Partners (consolidated with Ensemble RCM, LLC, the “Company”), was formed on May 22, 2019 for the purpose of entering into a securities purchase agreement whereby on August 1, 2019, funds advised by Golden Gate Capital (“GGC”) obtained a majority interest in the Company (“GGC Acquisition”). As a part of the GGC Acquisition, the Company was reorganized into a Delaware limited liability company. On October 1, 2020, the Company acquired iNVERTEDi IT Consultancy Private Limited, an India based company engaged in the business of providing technology solutions (“Invertedi”).

Ensemble is a leading provider of technology-enabled revenue cycle management (“RCM”) solutions to health systems. The Company manages and optimizes healthcare providers’ end-to-end revenue cycle operations from patient registration through billing and collections, deploying a scalable operating model that leverages our experienced operators, proven processes and proprietary, cloud-based technology. The Company’s solutions are designed to drive significant and sustainable improvements to clients’ net revenue, operating margins and cash flows, while also enhancing patient and staff satisfaction. Through these tailored services, the Company has been able to gain and maintain strong relationships with marquee health system clients across the U.S.

2.	Significant Accounting Policies

Basis of Presentation

Predecessor and Successor Financial Statements

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are stated in U.S. dollars.

The Company’s financial statements distinguish the Company’s presentations into two distinct periods, the period up to the GGC Acquisition date (labeled “Predecessor”) and the period including and after that date (labeled “Successor”). The GGC Acquisition was recorded under the acquisition method of accounting by the Company and the Successor Consolidated Financial Statements reflect a new basis of accounting. The Company recognized the identifiable assets acquired and liabilities assumed at their acquisition date fair values with any difference between purchase consideration and net assets recorded separately as goodwill. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See Note 5 for a discussion of the fair values of assets and liabilities recorded in connection with the GGC Acquisition.

As a result of the application of the acquisition method of accounting as of the effective date of the GGC Acquisition, the accompanying Consolidated Financial Statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

The Company identified two errors in its consolidated financial statements for the period August 1, 2019 to December 31, 2019 (“successor”). As a result of the errors, Acquisition of businesses, net of cash acquired was understated, Distributions to sellers and Proceeds from issuance of equity units were overstated within the consolidated statements of cash flows for the period August 1, 2019 to December 31, 2019.

The Company analyzed the impact of the aforementioned errors on the consolidated financial statements for the successor period 2019 and concluded a correction of the errors would not be material to the financial statements, taking into account the requirements of ASC Topic 250, Accounting Changes and Error Corrections and ASC Topic 250-S99-1, Assessing Materiality. In accordance with the authoritative guidance, management evaluated the materiality of the errors from a quantitative and qualitative perspective. Based on such evaluation, the Company concluded that the effects of these errors were not material individually or in the aggregate to the successor period 2019. The Company has revised the accompanying consolidated statement of cash flows for the successor period 2019 to reflect the correction of these errors. This revision had no impact on the consolidated balance sheets, consolidated statements of operations and comprehensive income for the periods previously presented.

The impact of this revision on the consolidated financial statements as previously reported is summarized below:

	As previously reported	Adjustment	As revised
Acquisition of businesses, net of cash acquired	$(1,178,480)	$(66,215)	$(1,244,695)
Net cash used in investing activities	$(1,186,795)	$(66,215)	$(1,253,010)
Distributions to Sellers	$(648,664)	$648,664	—
Proceeds from issuance of equity units	$1,209,427	$(582,449)	$626,978
Net cash (used in) provided by financing activities	$1,197,127	$66,215	$1,263,342

In addition, the Company revised its disclosure included in Note 5 Acquisitions to exclude the debt of $650,344 as an assumed liability in purchase accounting and include the proceeds from the debt, in addition to working capital and other asset adjustments that in aggregate with the debt totaled $651,064 as part of the purchase consideration paid to acquire the Company. There were no other changes to the purchase accounting.

The Company’s accompanying Consolidated Balance Sheets are presented as of December 31, 2020 and 2019 (Successor), and its Consolidated Statements of Operations and Comprehensive Income and Cash Flows are presented for the post-acquisition periods from August 1, 2019 through December 31, 2019, and January 1, 2020 through December 31, 2020 (Successor), and for the pre-acquisition period from January 1, 2019 through July 31, 2019 (Predecessor). For the Consolidated Statements of Members’ Equity, the Predecessor results reflect the equity balances and activities from January 1, 2019 through July 31, 2019 (prior to the closing of the GGC Acquisition), and the Successor results reflect the Company’s equity balances on August 1, 2019 (just prior to the closing of the GGC Acquisition) and the activities for the Company through December 31, 2020.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial position and results of operations, requiring adjustment to these balances in future periods. The Company has assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context with the unknown future impacts of COVID-19 using information that is reasonably available to us at this time. Significant items subject to such estimates and assumptions include, but are not limited to, equity-based compensation, the determination of the useful lives of long-lived assets, fair value of goodwill and long-lived assets, revenue recognition, and discount rates used to calculate lease right-of-use (ROU) assets and liabilities.

Segments

Reporting segments are identified as components of an enterprise about which separate discrete financial information is available and is evaluated by the chief operating decision maker, or decision-making group, relating to resource allocation and performance assessments. All of the Company’s significant operations are organized around the single business of providing revenue cycle operations for healthcare providers. The Company views its operations and manages its business as one operating and reportable segment. See Note 15 for further details.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended (“Securities Act”) registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s Consolidated Financial Statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Related Party Allocations

The Consolidated Financial Statements include allocations of certain Bon Secours Mercy Health (“BSMH”) expenses during the Predecessor period. The expense allocations have been determined on a basis that management considers to be a reasonable reflection of the utilization

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

of services provided or the benefits received by the Company for Predecessor period. Such expenses represent costs related, but not limited to treasury, legal, accounting, insurance, information technology, human resources and other services. Where it is possible to specifically attribute such expenses to activities of the Company, these amounts have been charged or credited directly to the Company without allocation or apportionment. Allocation of all other such expenses is based on a reasonable reflection of the utilization of service provided or benefits received by the Company during the period presented. The Company’s management supports the methods used in allocating expenses and believes these methods to be reasonable estimates. However, resulting expenses may not represent the amounts that would have been incurred had such transactions been entered into as a stand-alone entity.

The financial information in the Predecessor period Consolidated Financial Statements does not include all the expenses that would have been incurred had the Company operated as a separate, stand-alone entity, and accordingly, may not reflect the Company’s results of operations, financial position and cash flows had the Company been an independent stand-alone company.

Cash and Cash Equivalents

The Company considers highly liquid investments to be cash equivalents when they are both readily convertible to cash and so near to maturity (typically within three months) that their value is not subject to risk due to changes in interest rates.

Accounts Receivable, Net

Accounts receivable, net (including related party) is comprised of unpaid balances pertaining to net revenue. The Company maintains that accounts receivable, net (including related party) is recorded at net realizable values. The accounts receivable, net (including related party) balance is based on the Company’s historical experience, its assessment of each client’s ability to pay, the length of time a balance has been outstanding, input from key resources assigned to each client and the status of any ongoing operations with each applicable client.

As of December 31, 2020 and 2019, the allowance for doubtful accounts was $1,887 and $1,902, respectively. Accounts receivable are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of accounts receivable previously written off are recorded as income when received. There were no accounts receivable recoveries during the years ended December 31, 2020 and 2019. Bad debt expense recorded for the Successor periods twelve months ended December 31, 2020 and the five months ended December 31, 2019 was $490 and $32, respectively. Bad debt expense recorded for the Predecessor period seven months ended July 31, 2019 was $1,885. There were no accounts written off for the Successor twelve months ended December 31, 2020 and the five months ended December 31, 2019 or the Predecessor period seven months ended July 31, 2019.

Goodwill

Goodwill represents the excess of consideration paid over the estimated fair value of the net tangible and identifiable intangible assets acquired in business combinations. The Company

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

assesses goodwill for impairment at least annually on October 1 or, if necessary, more frequently, whenever events or changes in circumstances indicate the asset may be impaired. During the years ended December 31, 2020 and 2019, no triggering events have occurred that would require an impairment review of goodwill outside of the required annual impairment review. Refer to Note 8 for more information.

In testing for goodwill impairment, the Company first assesses qualitative factors. If based on the qualitative assessment, it is determined that it is more likely than not that the fair value of the Company’s single reporting unit is less than its carrying amount, including goodwill, the Company will perform the quantitative impairment test in accordance with Accounting Standards Codification (“ASC”) 350-20-35, as amended by Accounting Standards Update (“ASU”) 2017-04, to determine if the fair value of the reporting unit exceeds its carrying amount. If the fair value is determined to be less than the carrying value, an impairment charge is recorded for the amount by which the reporting unit’s carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. No impairment charges were recorded during the Successor and Predecessor periods presented.

Other Intangible Assets

Other intangible assets primarily consist of definite-lived contracts and relationships with customers and are net of accumulated amortization. Amortization is calculated using the straight-line method over the assets’ estimated remaining useful lives ranging from six to 32 years. Other intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There were no impairment losses for the other intangible assets for the periods presented. Refer to Note 7 for more information.

Property, Equipment and Software

Property, equipment and software are recorded at historical cost or estimated fair value as of the GGC Acquisition date. Depreciation is recorded over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. The estimated useful life of property and equipment ranges from three to four years for software and certain computer equipment and seven years for furniture and fixtures. Leasehold assets are depreciated at the lesser of the term of the lease or estimated useful life of the asset.

Costs incurred in the development and installation of internal-use software are expensed if they are incurred in the preliminary project stage or post-implementation stage, while certain costs are capitalized if incurred during the application development stage. Internal-use software is amortized over its expected useful life, generally between three and five years, with amortization beginning when the project is completed, and the software is placed in service.

Property, equipment and software are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset group to the estimated future undiscounted net cash flows expected to be generated by the asset group. If estimated future undiscounted net cash flows are less than the carrying value amount of

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

the asset group, the asset is reduced to its estimated fair value. There was no impairment recognized for the Successor periods twelve months ended December 31, 2020 and the five months ended December 31, 2019, or the Predecessor period seven months ended July 31, 2019.

Concentration of Risk

Financial instruments that are potentially subject the Company to concentrations of credit risk consist principally of accounts receivable, net (including related party). The largest five clients make up approximately 78% and 67% of the accounts receivable, net balance as of December 31, 2020 and 2019, respectively. The largest five clients make up approximately 80% and 86% of net revenue during the Successor periods twelve months ended December 31, 2020 and the five months ended December 31, 2019. The largest five clients make up approximately 90% of net revenue during the Predecessor period seven months ended July 31, 2019.

Net Revenue

The Company recognizes net revenue, in accordance with ASC 606, Revenues from Contracts with Customers, when it satisfies a performance obligation by transferring control over a service to a client, which is typically over the contract term. The Company’s client relationships are either (i) an end-to-end RCM solution or (ii) other solutions.

The Company’s primary source of revenue is earned through its end-to-end RCM solutions. The typical performance obligation is to manage the client’s entire RCM function from patient registration through billing and collections to provide support and services that transform the client’s financial performance and improve the patient experience. The typical contract length for end-to-end RCM contracts is five to ten years. The Company also provides other solutions, which include point solutions for parts of the revenue cycle process. The typical contract length for other solutions is one year or less. Estimates of variable consideration are included in net revenue to the extent that it is probable that a significant reversal of cumulative net revenue will not occur once the uncertainty is resolved. The Company does not incur material incremental customer contract acquisition costs and therefore such amounts are expensed as incurred.

As part of the delivery of its services, the Company utilizes certain of its client’s employees and third-party vendors, with the amount and nature depending upon the client’s unique circumstances and preferences. The Company reimburses the client for these costs, subject to certain limitations (“reimbursable expenses”). While the Company provides management and oversight of the resources pertaining to reimbursable expenses, the Company does not have control over them.

Consideration for the end-to-end RCM solution includes base fees net of a client’s reimbursable expenses. Base fees are typically calculated as a percentage of the cash collections related to the client’s net patient revenue managed under each contract. The fee is billed monthly in arrears, but the revenue is recognized as the performance obligation is satisfied. Reimbursable expenses are credited monthly in arrears based upon actual costs incurred by the client, subject to a contractual limit, and are netted against base fees. End-to-end RCM solutions may also include incentive fees which are based upon the Company achieving specific performance metrics outlined in the contract. The revenue for these fees is recognized ratably as the

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

performance obligation for the RCM solution is satisfied, to the extent that it is probable that a significant reversal of cumulative revenue will not occur and is typically billed annually.

Other solutions primarily relate to point solution contracts and are presented net of reimbursable expenses, if any. These services may be recurring or temporal and have a variety of fee structures, including volume-based and fixed-fees, with fees typically billed monthly in arrears.

Depending on the structure of the arrangement, the Company (1) allocates the variable amount to each distinct service period in the series and recognizes revenue as each distinct service period is performed, (2) estimates variable consideration at contract inception using the mostly likely amount method, giving consideration to any constraints that may apply and updating the estimates as new information becomes available, and recognizes the amount ratably over the period it relates, or (3) applies the “right to invoice” practical expedient and recognizes revenue based on the amount invoiced to the client during the period. The Company recognizes revenue over time as the service is performed because the customer simultaneously receives and consumes the benefits of the service. The amount recognized reflects the amount of consideration the Company expects to be entitled to in exchange for the services transferred to the customer. Invoices for services are generally paid within 30 days or less. As a result, no significant contract assets exist and there are no significant financing components in the Company’s revenue arrangements.

Contract Balances

The Company generally receives payments from clients as it satisfies its performance obligations. The Company records a receivable when there is an unconditional right to receive payment and only the passage of time is required before payment is due. The Company records deferred revenue when it receives payment, or has the unconditional right to receive payment, in advance of the satisfaction of performance obligations. Refer to Note 10 for more information.

Foreign Currency Translation and Transaction (Losses)

The Company is subject to foreign currency exposure due to the Company’s subsidiary outside the U.S., Invertedi (acquired on October 1, 2020). Assets and liabilities of these operations are translated to the U.S. Dollar at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of members’ equity in accumulated other comprehensive income (loss). Realized and unrealized gains and losses arising from foreign currency transactions are recognized in other expense (income), net.

Equity-Based Compensation

The Company grants certain key employees and board members Class M profit interests units (the Units) in accordance with the provisions of the Company’s agreement and separate equity award agreements. The Company accounts for equity-based awards to employees in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). Board members that received unit-based compensation are treated as employees for accounting purposes. Employee awards are valued on the date of grant, using a Black-Scholes option pricing model and are expensed on a

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

straight-line basis over the related service period. The awards generally vest over a period of five years and are issued in tranches subject to certain performance conditions. Vested Units are eligible to participate in the Company’s profits. The Company made an accounting policy election to account for forfeitures as they occur. Vested Units are subject to a repurchase option commencing on the later of (1) participant’s termination of service or (2) the one-year anniversary of the initial acquisition of the Units subject to repurchase, and for a period ending one year thereafter. Management monitors the probability of exercising the repurchase option. If it becomes probable that the repurchase option may be exercised within six months of vesting, or at a price that is less than fair value, reclassification of the Units from equity to liabilities may be required.

The Company estimates the fair value of the award using an option pricing model (“OPM”) approach valuing each tranche of Units granted. The OPM is based upon the concept that the equity securities can be viewed as a series of call options, thus each tranche can be valued using the Black-Scholes model. This model demonstrates that an investment in an underlying security, financed with debt, creates a payoff stream that exactly matches the payoff stream of an option in the security. Since arbitrage would be possible if the values for the two positions were different, the Black-Scholes model estimates the value of the option.

The Company makes assumptions regarding the risk-free interest rate, expected future volatility and expected life of the award. These inputs are subjective and generally require significant analysis and judgment to develop. The Company aggregates all employees into one pool based on the grant date for valuation purposes. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. The Company estimates the expected volatility of the unit price by reviewing the historical volatility levels of its Class A Units in conjunction with that of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected volatility. The Company exercises judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. The Company calculates the expected term in years for each award using a simplified method based on the average of each option’s vesting term and original contractual term. The simplified method was used due to the lack of sufficient historical data available to provide a reasonable basis upon which to estimate the expected term of each unit.

Earnings Per Unit

Basic earnings per unit is computed by dividing net income (loss) by the weighted-average number of Class A Units outstanding during the period. Diluted earnings per unit reflects the potential dilution of units that could participate in earnings, but not units that are anti-dilutive.

Allocated and other taxes

The Company is not subject to federal or state tax as it is treated as a disregarded entity for federal income tax purposes. The Company is owned by a partnership where all income is allocated to the members in accordance with the operating agreement. Each member is responsible for federal and state tax liability on its proportional share of income.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

Allocated and other taxes represent state and local taxes, other than income, for which the Company is directly liable. BSMH allocated income taxes are based upon a percentage of net income in the Predecessor period.

Commitments and Contingencies

During the normal course of business, the Company may become involved in litigation. Management assesses the probable outcome of unresolved litigation and records estimated settlements, if applicable. Given the stage of the claims, the Company cannot reasonably estimate at this time the eventual outcome of any presently unresolved litigation or possible range of loss, if any. However, after consultation with legal counsel, management believes that these matters will be resolved without material adverse impact to the financial position or results of operations of the Company. Refer to Note 9 for future lease commitments.

Defined Contribution Plan

The Company has a defined contribution benefit plan (the “Plan”) to assist eligible employees in providing for retirement. Under the Plan, the Company recognized expense of $4,787 for the Successor period twelve months ended December 31, 2020 and $1,842 for the five months ended December 31, 2019, and $2,649 for the Predecessor period seven months ended July 31, 2019. Benefit plan expenses are allocated between cost of services and selling, general and administrative expense in the Statement of Operations.

3.	Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (“Subtopic 350-40”): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. Additionally, training costs and certain data conversion costs that cannot be capitalized under Subtopic 350-40 also cannot be capitalized for a hosting arrangement that is a service contract. The guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual reporting periods beginning after December 15, 2021, with early adoption permitted. In January 2020, the Company elected to early adopt ASU 2018-15, and the adoption had no impact on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill (“ASU 2017-04”). This standard simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in ASC 350,

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

Intangibles—Goodwill and Other. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2021, including any interim impairment tests within those annual periods, with early application permitted for interim or annual goodwill impairment tests performed. In January 2020, the Company elected to early adopt ASU 2017-04, and the adoption had no impact on the Consolidated Financial Statements. The Company will perform future goodwill impairment tests according to ASU 2017-04.

The Company adopted ASU No. 2016-02 Leases (“ASC 842”) on January 1, 2019. ASC 842 required the recognition of right-of-use assets (“ROU”) and lease liabilities on the Consolidated Balance Sheet and the disclosure of qualitative and quantitative information about leasing arrangements. The Company elected the effective date method to adopt this standard. All leases that existed at the effective date were recognized and measured using a modified retrospective approach without restating prior comparative periods. The Company elected the package of practical expedients upon transition which allowed the Company to carry forward its historical assessments of whether a contract contained a lease, lease classification and initial directs costs. On January 1, 2019, the Company recognized operating ROU assets of $2,177 and corresponding operating lease liabilities of $2,675 on the Company’s Consolidated Balance Sheet. The adoption did not have a material impact on the Consolidated Statement of Operations.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This amendment requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendment is effective for the Company for the year ending December 31, 2023, and early adoption is permitted. The Company is currently evaluating the effect of the adoption of this amendment on the Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions, subject to meeting certain criteria, that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments issued in March 2020 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020, through December 31, 2022. The Company is still evaluating the impact of adopting ASU 2020-04 on its Consolidated Financial Statements and disclosures.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

4.	Fair Value of Financial Instruments

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs are either observable or unobservable and refer broadly to the assumptions that are used in pricing assets or liabilities. Observable inputs are reflective of market data and unobservable inputs reflect the Company’s own assumptions about pricing assets or liabilities.

As defined below, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). The three levels of the fair value hierarchy are further described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2

Quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability, or by market-corroborated inputs.

Level 3

Unobservable inputs for the assets or liabilities in which the fair value measurement is supported by little or no market activity but reflects the best information available to the reporting entity and may include the entity’s own data.

These levels are not necessarily an indication of the risk or liquidity associated with the financial assets or liabilities disclosed. The Company’s financial assets and liabilities, which are measured at fair value on a recurring basis, consist of cash and cash equivalents as of December 31, 2020. Cash equivalents include collateralized overnight repurchase agreements associated with the Company’s operating accounts. The fair value of cash and cash equivalents as of December 31, 2020 was $125,383 and was valued using Level 1 inputs. The carrying value of the Credit Agreement borrowings (see Note 11, Long-Term Debt) approximate fair value because they bear interest at a market rate.

The Company’s financial instruments also consist of accounts receivable, net (including related party) and accounts payable, net (including related party). The carrying amount reported in the Consolidated Balance Sheet for accounts receivable, net (including related party) and accounts payable (including related party) approximates fair value due to their short maturity.

The Company recorded the fair value of the contingent consideration liability related to the Invertedi acquisition (see Note 5, Acquisitions), which is subsequently measured at fair value on a recurring basis. The fair value of the contingent liability is classified as Level 2 in accordance with the three-level hierarchy of fair value measurements.

Other than the items discussed above, the Company does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.

There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2020 and 2019. The Company’s other financial instruments’ fair value, including

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

accounts receivable, net, accounts payable and other current liabilities, approximate its carrying value due to the relatively short maturity of those instruments. The carrying amounts of the Company’s operating leases approximate their fair value, which is the present value of expected future cash payments based on assumptions about current interest rates and the creditworthiness of the Company.

5.	Acquisitions

GGC Acquisition

On August 1, 2019, the Company entered into a securities Purchase Agreement whereby a subsidiary, EHL Merger Sub LLC, controlled by funds advised by Golden Gate Capital merged into a subsidiary of the Company. EHL Merger Sub LLC was determined to be the accounting acquirer. The GGC Acquisition resulted in a change in control and was recorded under ASC 805, Business Combinations, using the acquisition method of accounting by allocating the total purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. As a result of the GGC Acquisition, GGC obtained a 51% majority interest in the Company, with a total aggregate purchase price of $1,854,540 as outlined in tables below. The excess consideration paid over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill for the acquisition primarily represents future customer relationships, future technology, assembled workforce, and leveraging Ensemble’s management to accelerate and expand the business. The allocation of consideration transferred was based on management’s judgment after evaluating several factors, including a valuation assessment.

obtained a majority interest in the Company.

The Acquisition date fair value of the consideration paid consisted of the following:

Initial cash consideration	$1,272,582
Rollover equity	582,449
Working capital settlement	(491)

$1,854,540

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the acquisition date:

Current Assets, including cash of $27,396	$106,763
Property, plant and equipment	14,902
Identifiable intangibles	1,366,600
Goodwill	411,265
Other assets	1,782
Current liabilities	(45,605)
Other long-term liabilities	(1,167)

$1,854,540

The identified intangible assets acquired were customer relationships, trade name and technology recorded at fair values of $1,346,100, $15,500 and $5,000, respectively, with their estimated useful lives of 32 years, 15 years and 6 years, respectively. Intangible assets are amortized on a straight-line basis. Acquisition related expenses amounted to $2,545 and are recorded within the other expenses of the Consolidated Statements of Operations.

Invertedi Acquisition

On October 1, 2020, the Company acquired Invertedi, an India based company engaged in the business of providing technology solutions. The Invertedi acquisition was recorded under ASC 805, Business Combinations, using the acquisition method of accounting by allocating the total purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. The excess consideration paid over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill for the acquisition primarily represents leveraging Invertedi’s management to accelerate and expand Ensemble’s technology solutions. The allocation of consideration transferred was based on management’s judgment after evaluating several factors. The Company performed this acquisition to further enhance the Company’s end-to-end RCM solution.

The Acquisition date fair value of the consideration paid consisted of the following:

Initial cash consideration	$3,373
Present value of future consideration	1,132

$4,505

As of the Acquisition date, the fair values of the tangible assets of $660 were determined to approximate book value. The remaining amount of the consideration of $3,845 was allocated to goodwill. As of the Acquisition date, the Company recorded the fair value of the contingent consideration as a liability of $1,132, which is subsequently measured at fair value on a recurring basis. The fair value of the contingent liability is based on the present value factor derived from the Company’s average 3-year credit spread plus the International Swaps and Derivatives Association Mid-Market and is classified as Level 2 in accordance with the three-level hierarchy of fair value measurements. The change in fair value of the contingent consideration is recorded

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

in accumulated other comprehensive loss as a separate component of members’ equity and is reclassified into other expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss) during the period in which it impacts earnings. Revenue from assets acquired from Invertedi to December 31, 2020 were immaterial. Acquisition related expenses amounted to $193 and are recorded within the other expenses of the Consolidated Statement of Operations. Pro Forma adjustments have not been presented as the impact to the Company’s Consolidated Financial Statements were not material.

6.	Property, Equipment and Software

Property, equipment and software consist of the following as of:

	December 31, 2020	December 31, 2019
Furniture, fixtures, and office equipment	$13,262	$6,080
Leasehold improvements	2,897	156
Computer equipment and software	26,488	5,490

	42,647	11,727
Less: Accumulated depreciation	(9,970)	(1,752)

	32,677	9,975
Construction in progress	2,680	11,067

	$35,357	$21,042

Computer equipment and software includes software of approximately $15,600 and $5,490 as of December 31, 2020 and 2019, respectively, which is primarily related to the Company’s proprietary workflow software tool. The accumulated depreciation related to software is approximately $4,600 and $1,200 as of December 31, 2020 and 2019, respectively. Depreciation expense was $8,281 for the Successor period twelve months ended December 31, 2020 and $1,752 for the Successor period five months ended December 31, 2019, and $2,351 for the Predecessor period seven months ended July 31, 2019. On the face of the Consolidated Statements of Operations depreciation of property, equipment and software is included within selling, general and administrative expense.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

7.	Intangible Assets

The Company’s other intangible assets are comprised of the following:

			December 31, 2020
Description	Weighted average life	Acquired Cost	Accumulated amortization	Net book value
Customer relationships	30.5 years	$1,346,100	$(63,346)	$1,282,754
Trade name	15 years	15,500	(1,463)	14,037
Technology	6 years	5,000	(1,180)	3,820

Total intangible assets		$1,366,600	$(65,990)	$1,300,610

			December 31, 2019
			Accumulated amortization	Net book value
Customer relationships	30.5 years	$1,346,100	$(18,632)	$1,327,468
Trade name	15 years	15,500	(430)	15,070
Technology	6 years	5,000	(347)	4,653

Total intangible assets		$1,366,600	$(19,409)	$1,347,191

Amortization expense was $46,581 for the Successor periods twelve months ended December 31, 2020 and $19,409 for the Successor period five months ended December 31, 2019 and $0 for the Predecessor period seven months ended July 31, 2019. On the face of the Consolidated Statements of Operations, amortization of technology-based and trade name intangible assets is included within selling, general and administrative expense, and amortization of customer-based intangible assets are included within cost of services.

Estimated annual amortization expense related to intangible assets as of December 31, 2020 is as follows:

Amount
2021	$46,581
2022	46,581
2023	46,581
2024	46,581
2025	46,233
Thereafter	1,068,053

Total future identified intangible asset amortization	$1,300,610

8.	Goodwill

The goodwill balance as of December 31, 2019 resulted from the GGC Acquisition and the increase in 2020 is due to the Invertedi acquisition. Refer to Note 5 for more information.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

Changes in the carrying amount of goodwill for the year ended December 31, 2020 were:

Balance at August 1, 2019	$411,265
Acquisitions	—
Dispositions	—

Balance at December 31, 2019	411,265

Acquisitions	3,845
Dispositions	—

Balance at December 31, 2020	$415,110

There was no impairment of goodwill in the Successor and Predecessor periods presented in 2020 and 2019.

9.	Leases

The Company adopted ASC 842 using the modified retrospective method on January 1, 2019. The Company elected the available practical expedients and a lease accounting system to enable the preparation of financial information upon adoption. The adoption of ASC 842 did not have any impact on the Company’s operating results or cash flows. The Company determines if an arrangement is a lease at inception.

ROU assets represent the Company’s right to control the use of the underlying assets for the lease term and lease liabilities represent the Company’s obligations to make lease payments arising from the Company’s portfolio of leases. Lease liabilities are recognized based on the net present value of the future minimum lease payments over the lease term using the Company’s incremental borrowing rate based on the information available at commencement. The ROU asset is derived from the lease liability and also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Certain lease agreements for real estate include payments based on actual common area maintenance expenses and other executory costs include rental payments adjusted periodically for inflation. These variable lease payments are recognized in other operating expenses but are not included in the right-of-use asset or liability balances and are considered immaterial. Lease agreements may include one or more renewal options which are at the Company’s sole discretion. The Company does not consider the renewal options to be reasonably likely to be exercised, therefore they are not included in ROU assets and lease liabilities. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term for operating leases.

In accordance with ASC 842, the Company has elected to not recognize ROU assets and lease liabilities for short-term leases with a lease term of 12 months or less for all asset classes. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments for common area maintenance expenses and other executory costs associated with these leases are recognized and presented in the same manner as all other leases.

The Company’s leases primarily consist of real estate leases for administrative office buildings that have been classified as operating leases. The company does not have any leases classified

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

as finance leases. The operating leases have remaining lease terms of 1 year to 14 years, some of which include options to extend the leases for up to 3 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
Short-term lease cost	$417	$653	$144

Operating lease cost:
Amortization of right-of-use-assets	3,274	422	542
Interest on lease liabilities	1,771	52	64

Total operating lease cost	$5,045	$474	$607

Supplemental cash flow information related to operating leases is as follows:

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flows for operating leases	$4,760	$1,213	$—
ROU assets obtained in exchange for lease obligations:
Operating leases	75,119	1,127	—

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2020	December 31, 2019
Right of use assets	$74,324	$2,479

Current portion of operating lease liabilities	4,157	1,264
Non-current portion of operating lease liablities	70,293	1,506

Total operating lease liabilities	$74,450	$2,770

Weighted average remaining lease term (years)	14.23	2.45
Weighted average discount rate	3.87%	4.50%

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

Commitments related to noncancellable operating leases for each of the next five years and thereafter as of December 31, 2020 are as follows:

Amount
2021	$6,959
2022	6,277
2023	6,373
2024	6,435
2025	6,464
Thereafter	65,197

97,705
Less: Present value discount	(23,255)

Lease liabilities	$74,450

10.	Revenue Recognition

Disaggregation of Net Revenue

In the following table, revenue is disaggregated by source of net revenue:

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
End-to-end RCM solutions	$539,670	$204,695	$320,276
Other solutions	60,346	26,570	24,073

	$600,016	$231,265	$344,349

The Company’s net revenue is presented net of reimbursable expenses as described in Note 2. End-to-end RCM solutions is net of reimbursable expenses in the amount of $162,462, $49,820 and $17,996 for the Successor period twelve months ended December 31, 2020 and five months ended December 31, 2019, and the Predecessor period seven months ended July 31, 2019, respectively. Other solutions is net of reimbursable expenses in the amount of $3,045 for the Successor period twelve months ended December 31, 2020. There were no reimbursable expenses during the Successor period five months ended December 31, 2019 or the Predecessor period seven months ended July 31, 2019.

Contract Balances

The following table provides information about receivables, contracts assets, and contract liabilities from contracts with customers:

	December 31, 2020	December 31, 2019
Accounts receivable (1)	$117,261	$85,300
Contract liabilities, current (deferred revenue) (2)	18,001	—
Contract liabilities, non-current (deferred revenue) (2)	20,559	—

(1)	Receivables are included in accounts receivable, net and the balance includes accounts receivable, net—related party.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

(2)

In response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), which was signed into law on March 27, 2020, and which authorized the cash distribution of relief funds to healthcare providers. On April 10, 2020, certain clients of the Company began to receive CARES Act Medicare advance payments (Medicare Accelerated and Advanced Payment Programs) from the U.S. Department of Health and Human Services (“advanced payments”). The Company received cash as a percentage of the advanced payments received by its clients. The advance payment will be netted against its client’s future Medicare claims. The Company will recognize revenue in the amount of revenue it would have received as if the cash had been collected.

The Company did not recognize any revenue during the year ended December 31, 2020 and 2019, which amounts were included in contract liabilities (deferred revenue) at the beginning of the respective periods.

The Company does not disclose information about remaining performance obligations that it expects to recognize in future periods in the following circumstances:

(1) if the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation, and the terms of the consideration relate specifically to the Company’s efforts to transfer, or to a specific outcome from transferring the service;

(2) if the revenue is recognized based upon the amount invoiced or services performed; or

(3) if the original expected duration is one year or less.

All contracts within the deferred revenue balance as of December 31, 2020 met at least one of the three criteria above.

11.	Long-Term Debt

In connection with the GGC Acquisition, the Company entered into a credit agreement with a syndicate of banks on August 1, 2019 (the “Credit Agreement”). The Credit Agreement includes a $672,000 seven-year term loan (the “Term Loan”) and a $75,000 five-year revolving commitment (the “Revolver”). Both loans may be a base rate loan or a Eurodollar rate loan plus 3.75%. As of December 31, 2020, the effective interest rate was 3.96% on the Term Loan. No amounts were outstanding on the Revolver. The loans are generally collateralized by all assets and equity interests of the Company.

Approximately $23,336 of debt issuance costs were incurred in connection with the transaction. These costs are amortized over the life of the Credit Agreement and such amortization is included in interest expense. For the year ended December 31, 2020, $3,333 of amortization was recognized. For the Successor period ended December 31, 2019, $1,468 of amortization was recognized.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

The Term Loan requires quarterly principal payments of $1,680 until maturity at which time the remaining principal balance is due.

Scheduled maturities of the Company’s long-term debt are as follows:

Fiscal Year Ending December 31
2021	$6,720
2022	6,720
2023	6,720
2024	6,720
2025	6,720
Thereafter	630,000

$663,600

The Credit Agreement contains certain covenants, which, among other things, restrict the Company’s ability to incur additional indebtedness. The Company was in compliance with all covenants during the Successor periods.

See Note 18 for additional information on the Credit Agreement.

12.	Equity-Based Compensation

Units granted to the Company’s employees vest 20% each year, over five years. Unvested Units immediately vest upon the sale of the Company to a third party including a direct or indirect sale of at least 51% of the Class A Units and/or other equity securities of the Company held directly or indirectly. In the event of a termination, unvested awards will be forfeited. The percentage of vested Units after year one will be determined as of the last day of the most recent quarter ended prior to the termination date. The Company stops recording compensation expense when the Units are forfeited.

There was no equity-based compensation in the Predecessor period. Equity-based compensation expenses related to the Units for the years ended December 31, 2020 and 2019 were as follows:

	Successor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019
Cost of services	$374	$110
Selling, general and administrative	3,619	1,358

Total compensation expense	$3,993	$1,468

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

As of December 31, 2020 and 2019, unrecognized compensation expense related to unvested units and their expected weighted-average recognition periods are summarized in the following table (in thousands):

	RSUs
	December 31, 2020	December 31, 2019
Unrecognized equity-based compensation expense	$17,200	$16,143
Weighted-average amortization period	3.9 years	5.0 years

The determination of fair value of the Units on the date of grant using a Black-Scholes option pricing model is affected by an estimate of the Company’s underlying unit value as well as assumptions regarding a number of highly complex and subjective variables disclosed in the table below. These variables include but are not limited to the Company’s expected unit price volatility over the term of the awards and the expected term of the awards. The Company estimates expected unit price volatility using historical data of a peer group of public companies. The discount for lack of marketability is driven by (i) Finnerty’s average-strike put option model and (ii) the assumed holding period of 3.5 years. The risk-free rate for the expected term of the awards is based on U.S. Treasury zero-coupon issues at the time of grant. The holding period is the expected period until a major liquidity event is expected to occur. In the case of a liquidity event, outstanding Units will fully vest resulting in the immediate acceleration of compensation expense equal to the unrecognized Unit fair value.

The weighted average assumptions used to value the Units during the periods presented are as follows:

	Successor		Predecessor
	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019	January 1, 2019 to July 31, 2019
Volatility	40.0%	40.0%	—
Risk free rate	0.19% to 0.25%	1.67%	—
Holding period	3.5	3.5	—
Discount for lack of marketability	15.0%	15.0%	—

The Company’s activity related to the Units for the Successor period was as follows (in thousands except per unit amounts):

	Number of Units	Weighted average grant date fair value per share
Balance at August 1, 2019	—	$—
Granted	110,765	0.16
Vested	—	—
Forfeited	—	—

Balance at December 31, 2019	110,765	$0.16
Granted	22,015	0.26
Vested	(26,143)	0.16
Forfeited	(6,192)	0.16

Balance at December 31, 2020	100,445	$0.17

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

13.	Professional Liability Insurance

Mercy Health Insurance Company (SPC), Ltd. (the “Captive”) is a wholly owned captive insurance company of BSMH. The Captive is an offshore insurance company domiciled in the Cayman Islands. The Company purchases certain professional and employment practice liability insurance contracts from the Captive to cover its insurance needs. Insurance expense paid to BSMH was $74 and $37 for the Successor period twelve months ended December 31, 2020 and five months ended December 31, 2019, respectively. Insurance expense paid to BSMH was $75 for the Predecessor period seven months ended July 31, 2019. As of December 31, 2020 and 2019, the liability owed to BSMH for theses premiums was $6.

14.	Earnings Per Unit

The Company does not present Predecessor earnings per unit information because it is not meaningful or comparable to the required Successor earning per unit information due to the change in capital structure. Class M Units were not included in the computation of earnings per unit in the Successor period as the performance condition is contingent on a specified event that had not been met at the end of the reporting period. The computation of earnings per unit and weighted average shares of the Company’s Class A Units outstanding for the Successor periods are as follows (in thousands, except per unit data):

	Year Ended December 31, 2020	August 1, 2019 to December 31, 2019
Net Income	$100,721	$33,610

Weighted average units outstanding—basic and diluted	1,209,145	1,260,959

Net income per unit	$0.08	$0.03

15.	Segments and Customer Concentrations

The Company has determined that it has a single operating segment in accordance with how its business activities are managed and evaluated. All of the Company’s significant operations are organized around the single business of providing management services of revenue cycle operations for U.S.-based healthcare providers. Accordingly, for purposes of segment disclosures, the Company has only one reportable segment.

BSMH has accounted for a significant portion of the Company’s net revenue for a number of years. For the Successor periods twelve months ended December 31, 2020 and five months ended December 31, 2019, net revenue from BSMH accounted for 61% and 66% of the Company’s total net revenue, respectively. For the Predecessor period seven months ended July 31, 2019, net revenue from BSMH accounted for 73% of the Company’s total net revenue, respectively. The loss of BSMH as a customer would have a material adverse impact on the Company’s operations.

As of December 31, 2020 and 2019, the Company had a concentration of credit risk of customers with BSMH accounting for 46% and 49% of accounts receivable, net, respectively. The Company believes there would be a material impact on future operating results should a relationship with BSMH cease.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

16.	Related Party Transactions

BSMH holds a minority position in the Company. Effective August 1, 2019, the Company and BSMH entered into an Amended and Restated Master Services Agreement with an initial term of ten years, with automatic renewal terms of up to six years. Pursuant to the agreement, the Company provides RCM services to BSMH hospitals and medical group providers. As part of providing revenue cycle services to BSMH, the Company receives a base fee based on total cash collected on BSMH net patient revenue, net of reimbursable expenses under the terms of the agreement. The Company recognized revenue related to BSMH of $365,806 and $153,077 during the Successor periods twelve months ended December 31, 2020 and five months ended December 31, 2019, respectively. The Company recognized revenue related to BSMH of $251,551 during the Predecessor period seven months ended July 31, 2019. These amounts are included within net revenue in the Consolidated Statement of Operations. As of December 31, 2020 and 2019, receivables related to these services were $53,490 and $41,831, respectively, and are included in accounts receivable, net—related party on the accompanying Consolidated Balance Sheet.

During the Successor period ended December 31, 2019, the Company entered into a transition services agreement (“TSA”) with BSMH whereby BSMH continues to provide certain administrative services for a period of up to two years. Total charges under the TSA were $1,091 and $562 for the Successor periods twelve months ended December 31, 2020 and five months ended December 31, 2019. Accounts payable—related party includes the following:

	December 31, 2020	December 31, 2019
Benefits payable	$—	$1,947
TSA payable	89	309
Expense paid on behalf of the Company	371	13,021

	$460	$15,277

The following table summarizes the centralized and administrative support costs to BSMH that have been allocated to the Company for the Predecessor period:

January 1, 2019 to July 31, 2019
Employee benefits	$15,274
Administration	522
Information technology	772

$16,568

In addition to the items above, BSMH and GGC are paid quarterly management fees of $613 and $638, respectively. Fees are payable in advance of the related quarter.

Ensemble Health Partners Holdings LLC

Notes to Consolidated Financial Statements

(in thousands)

17.	Commitments and Contingencies

Commitments

As of December 31, 2020 and 2019, $646,327 and $649,953 of the term loan principal was outstanding, respectively. See Note 11 for more information.

Litigation and Claims

The Company is not presently a party to any material litigation or regulatory proceeding and is not aware of any pending or threatened litigation or regulatory proceeding against the Company which, individually or in the aggregate, could have a material adverse effect on its business, operating results, financial condition or cash flows.

18.	Subsequent Events

On February 17, 2021, the Company entered in Amendment No. 1 to the Credit Agreement whereby an incremental term loan of $785,000 was issued (the “Incremental Term Loan”). The terms of the Incremental Term Loan are essentially the same as the Term Loan (together the “Amended Term Loan”). The Amended Term Loan contains the same interest rate and end maturity as the Term Loan with quarterly principal payments increasing to $3,667 until maturity at which time the remaining principal balance is due. The Company incurred approximately $14,152 in debt fees and the transaction will be treated as a debt modification.

In connection with the incremental borrowing, the Company used the proceeds, along with available cash, to issue a dividend to members totaling $800,000.

On May 17, 2021, the Company entered into a Unit Purchase Agreement to acquire the equity of Odeza LLC for cash consideration of $55,000 at closing and up to another $30,000 over three years, subject to certain earn out criteria. The acquisition closed on June 1, 2021 and was funded through available cash.

The Company has evaluated subsequent events through June 11, 2021, which is the date the Consolidated Financial Statements were issued.

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through July 27, 2021, the date the financial statements were available to be reissued.

Ensemble Health Partners Holdings, LLC

Unaudited Condensed Consolidated Balance Sheets

June 30, 2021 and December 31, 2020

(in thousands)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$76,051	$125,383
Accounts receivable, net	96,485	63,771
Accounts receivable, net - related party	59,427	53,490
Prepaid expenses and other current assets	8,823	3,888

Total current assets	240,786	246,532
Property, equipment and software, net	38,651	35,357
Intangible assets, net	1,302,388	1,300,610
Goodwill	457,953	415,110
Operating lease right-of-use asset	72,303	74,324
Other assets	1,457	1,617

Total assets	$2,113,538	$2,073,550

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$15,144	$10,330
Accounts payable - related party	11,395	9,265
Salaries and related liabilities	55,854	55,535
Accrued interest	9,699	4,595
Other current liabilities	10,988	344
Current portion of deferred revenue - related party	29,454	18,001
Current portion of operating lease liabilities	3,837	4,157
Current portion of long-term debt	14,669	6,720

Total current liabilities	151,040	108,947
Long-term debt	1,400,887	639,607
Other long-term liabilities	28,597	—
Non-current portion of operating lease liabilities	68,822	70,293
Non-current portion of deferred revenue - related party	3,485	20,559

Total liabilities	1,652,831	839,406
Commitments and contingencies (Note 10 & 15)

Members’ equity
Additional paid in capital	448,320	1,213,581
Retained earnings	12,399	20,572
Accumulated other comprehensive loss	(12)	(9)

Total members’ equity	460,707	1,234,144

Total liabilities and members’ equity	$2,113,538	$2,073,550

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

Six Months Ended June 30, 2021 and 2020

(in thousands)

	Six Months Ended June 30,
	2021	2020
Net revenue ($204.5 million and $168.2 million from related party for the six months ended June 30, 2021 and 2020, respectively)	$401,080	$258,740
Operating expenses:
Cost of services	243,171	162,070
Selling, general and administrative	57,215	39,186
Other	4,979	612

Total operating expenses	305,365	201,868

Income from operations	95,715	56,872

Interest expense	27,246	20,591
Tax expense	1,515	549
Other (income) expense, net	(7)	492

Total other expense, net	28,754	21,632

Net income	$66,961	$35,240

Consolidated statements of comprehensive income (loss)
Net income	$66,961	$35,240
Other comprehensive loss
Foreign currency translation adjustment	(3)	—

Comprehensive income	$66,958	$35,240

Net income per unit, basic and diluted	$0.06	$0.03
Weighted average units outstanding, basic and diluted	1,208,196	1,209,395

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Unaudited Condensed Consolidated Statements of Changes in Members’ Equity

Six Months Ended June 30, 2021 and 2020

(in thousands)

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Equity
Balance at December 31, 2020	$1,213,581	$20,572	$(9)	$1,234,144
Equity based compensation	4,659			4,659
Distributions and repurchases	(769,920)	(75,134)	—	(845,054)
Foreign currency translation adjustment	—	—	(3)	(3)
Net income	—	66,961	—	66,961

Balance at June 30, 2021	$448,320	$12,399	$(12)	$460,707

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Equity
Balance at December 31, 2019	$1,210,895	$22,990	$—	$1,233,885
Equity based compensation	1,795	—	—	1,795
Distributions and repurchases	(120)	(34,057)	—	(34,177)
Net income	—	35,240	—	35,240

Balance at June 30, 2020	$1,212,570	$24,173	$—	$1,236,743

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Ensemble Health Partners Holdings, LLC

Unaudited Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2021 and 2020

(in thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net income	$66,961	$35,240
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	30,014	26,999
Gain on disposal of assets	(7)	—
Bad debt expense	625	16
Amortization of debt issuance costs	2,486	1,667
Equity based compensation	4,659	1,795
Non-cash lease expense	230	(3)
Changes in assets and liabilities
Accounts receivable	(32,941)	9,232
Due from related parties	(5,937)	3,766
Prepaids and other assets	(4,880)	(1,198)
Accounts payable	3,750	303
Due to related parties	2,129	(7,693)
Salaries and other liabilities	729	36,500

Net cash provided by operating activities	67,818	106,624

Investing activities
Additions to property, plant and equipment	(8,878)	(13,849)
Acquisition of business, net of cash acquired	(54,691)	—

Net cash used in investing activities	(63,569)	(13,849)

Financing activities
Distributions to and repurchases from members	(820,430)	(34,178)
Borrowings on revolver	—	30,000
Proceeds from issuance of debt	785,000	—
Debt issuance costs	(10,801)	—
Repayments on long-term debt	(7,335)	(3,360)

Net cash flow used in financing activities	(53,566)	(7,538)

Net (decrease) increase in cash	(49,317)	85,237
Cash
Beginning of the period	125,383	77,731
Effects of currency translation on cash and cash equivalents	(15)	—

End of the period	$76,051	$162,968

Supplemental cash flow disclosure
Cash paid for interest	$19,524	$19,382
Fixed asset purchases in accounts payable	$498	—

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

1.	Description of Business and Basis of Presentation

Description of Business

Ensemble RCM, LLC, was originally organized on June 24, 2014, as a Delaware limited liability company, then known as Executive Revenue Cycle Partners, LLC. Effective on May 3, 2016, Ensemble RCM, LLC was converted to an Ohio non-profit limited liability company and renamed. Ensemble Health Partners Holdings, LLC, doing business as Ensemble Health Partners (consolidated with Ensemble RCM, LLC, Invertedi and Odeza, the “Company”), was formed on May 22, 2019 for the purpose of entering into a securities purchase agreement whereby on August 1, 2019, funds advised by Golden Gate Capital (“GGC”) obtained a majority interest in the Company (“GGC Acquisition”). As a part of the GGC Acquisition, the Company was reorganized into a Delaware limited liability company. On October 1, 2020, the Company acquired iNVERTEDi IT Consultancy Private Limited, an India based company engaged in the business of providing technology solutions (“Invertedi”). On June 1, 2021, the Company acquired the equity of Odeza LLC, (“Odeza”) a digital patient communications platform.

Ensemble is a leading provider of technology-enabled revenue cycle management (“RCM”) solutions to health systems. The Company manages and optimizes healthcare providers’ end-to-end revenue cycle operations from patient registration through billing and collections, deploying a scalable operating model that leverages our experienced operators, proven processes and proprietary, cloud-based technology. The Company’s solutions are designed to drive significant and sustainable improvements to clients’ net revenue, operating margins and cash flows, while also enhancing patient and staff satisfaction. Through these tailored services, the Company has been able to gain and maintain strong relationships with marquee health system clients across the U.S.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect the Company’s financial position as of June 30, 2021, the results of operations of the Company for the six months ended June 30, 2021 and 2020, and the cash flows of the Company for the six months ended June 30, 2021 and 2020. These financial statements include the accounts of Ensemble Health Partners Holdings, LLC and its wholly-owned subsidiaries. All material intercompany amounts have been eliminated in consolidation. These unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial reporting and as required by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the interim financial information, have been included. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for any other interim period or for the fiscal year ending December 31, 2021.

When preparing financial statements in conformity with GAAP, the Company must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues,

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

expenses, and related disclosures at the date of the financial statements. Actual results could differ from those estimates.

For a more complete discussion of the Company’s significant accounting policies and other information, the unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.

2.	Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

No new accounting pronouncements issued or effective during the fiscal year had, or are expected to have, a material impact on the Company’s consolidated financial statements.

3.	Fair Value of Financial Instruments

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs are either observable or unobservable and refer broadly to the assumptions that are used in pricing assets or liabilities. Observable inputs are reflective of market data and unobservable inputs reflect the Company’s own assumptions about pricing assets or liabilities.

As defined below, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). The three levels of the fair value hierarchy are further described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2

Quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability, or by market-corroborated inputs.

Level 3

Unobservable inputs for the assets or liabilities in which the fair value measurement is supported by little or no market activity but reflects the best information available to the reporting entity and may include the entity’s own data.

These levels are not necessarily an indication of the risk or liquidity associated with the financial assets or liabilities disclosed. The Company’s financial assets and liabilities, which are measured at fair value on a recurring basis, consist of cash and cash equivalents as of June 30, 2021. Cash equivalents include collateralized overnight repurchase agreements associated with the Company’s operating accounts. The fair value of cash and cash equivalents as of June 30, 2021 was $76,051 and was valued using Level 1 inputs. The carrying value of the Amended Credit Agreement borrowings (see Note 10, Long-Term Debt) approximate fair value because they bear interest at a market rate.

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

The Company’s financial instruments also consist of accounts receivable, net (including related party) and accounts payable, net (including related party). The carrying amount reported in the Condensed Consolidated Balance Sheet for accounts receivable, net (including related party) and accounts payable (including related party) approximates fair value due to their short maturity.

The Company recorded the fair value of contingent consideration liabilities related to the Odeza and Invertedi acquisitions (see Note 4, Acquisitions), which are subsequently measured at fair value on a recurring basis. The Company used the Monte Carlo valuation model to measure the fair value of the Odeza contingent liabilities. Since the Monte Carlo valuation model requires expertise to model the assumptions to be used, the Company hired a third party valuation expert. The Odeza contingent liabilities are classified as Level 3 in accordance with the three-level hierarchy of fair value measurements. The fair value of the Invertedi contingent liabilities is based on the present value factor derived from the Company’s average 3-year credit spread plus the International Swaps and Derivatives Association Mid-Market and is classified as Level 2 in accordance with the three-level hierarchy of fair value measurements.

Other than the items discussed above, the Company does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.

There were no assets or liabilities measured at fair value on a non-recurring basis as of June 30, 2021 and December 31, 2020. The Company’s other financial instruments’ fair value, including accounts receivable, net, accounts payable and other current liabilities, approximate its carrying value due to the relatively short maturity of those instruments.

The carrying amounts of the Company’s operating leases approximate their fair value, which is the present value of expected future cash payments based on assumptions about current interest rates and the creditworthiness of the Company.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2021	December 31, 2020
Liabilities:
Invertedi contingent liability	2	$1,132	$1,132
Odeza contingent liability	3	$13,700	$—

The following table provides quantitative information regarding assumptions used in the Monte Carlo simulation model to determine the fair value of the Odeza contingent liabilities:

June 30, 2021
Volatility	30.0%
Risk free rate	0.04%
Change in term (years)	2.5
Discount rate	1.41%

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

The changes in fair value of Level 3 liabilities are as follows:

	June 30, 2021	December 31, 2020
Balance, beginning of the year	$—	$—
Odeza contingent liability	$13,700	$—

Balance, end of the period	$13,700	$—

4.	Acquisitions

Odeza Acquisition

On June 1, 2021, the Company acquired the equity of Odeza for cash consideration of $55,207 at closing and up to another $30,000 over three years, subject to certain earn out criteria. Of the $30,000 of potential earn out, $16,434 is contingent purchase consideration. The remaining $13,566 is employee retention, which will be recognized ratably over the contingency period to compensation expense. The acquisition was recorded under ASC 805, Business Combinations, using the acquisition method of accounting by allocating the total purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill for the acquisition primarily represents leveraging Odeza’s management to accelerate and expand Ensemble’s technology solutions. The allocation of consideration transferred was based on management’s judgment after evaluating several factors. The Company performed this acquisition to further enhance the Company’s end-to-end RCM solution. The acquisition was funded through available cash.

The Acquisition date estimated fair value of the consideration consisted of the following:

Initial cash consideration	$55,207
Present value of future consideration	$13,700

$68,907

As of the Acquisition date, the Company recorded the preliminary estimated fair value of the contingent consideration as a liability of $13,700, recorded in other liabilities, classified between current and non-current. See Note 3, Fair Value of Financial Instruments, for further information. Revenue from assets acquired from Odeza to June 30, 2021 were immaterial. Acquisition related expenses amounted to $907 and were recorded within the other operating expenses of the Condensed Consolidated Statement of Operations and Comprehensive Income for the six months ended June 30, 2021. Pro Forma adjustments have not been presented as the impact to the Company’s Condensed Consolidated Financial Statements were not material.

The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the acquisition date:

Working capital	$754
Identifiable intangibles	25,300
Goodwill	42,843

$68,907

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

The identified intangible assets acquired were customer relationships, trade name and technology recorded at preliminary fair values of $11,000, $1,200 and $13,100, respectively, with their estimated useful lives of 12 years, 5 years and 8 years, respectively. Intangible assets are amortized on a straight-line basis.

5.	Property, equipment and software, net

	June 30, 2021	December 31, 2020
Furniture, fixtures, and office equipment	$13,265	$13,262
Leasehold improvements	2,897	2,897
Computer equipment and software	36,056	26,488

	52,518	42,647
Less: Accumulated depreciation	(16,432)	(9,970)

	35,786	32,677
Construction in progress	2,865	2,680

	$38,651	$35,357

Computer equipment and software includes software of approximately $21,496 and $15,600 as June 30, 2021 and December 31, 2020, respectively, which is primarily related to the Company’s proprietary workflow software tool. The accumulated depreciation related to software is approximately $7,541 and $4,600 as of June 30, 2021 and December 31, 2020, respectively. Depreciation expense was $2,906 and $2,359 for the six months ended June 30, 2021 and 2020, respectively. On the face of the Condensed Consolidated Statements of Operations depreciation of property, equipment and software is included within selling, general and administrative expense.

6.	Intangible Assets

The Company’s other intangible assets are comprised of the following:

			June 30, 2021
	Weighted average life	Acquired Cost	Accumulated amortization	Net book value
Customer relationships	30 years	$1,357,100	$(85,780)	$1,271,320
Trade name	12 years	16,700	(1,999)	14,701
Technology	7 years	18,100	(1,733)	16,367

Total intangible assets		$1,391,900	$(89,512)	$1,302,388

			December 31, 2020
Description	Weighted average life	Acquired Cost	Accumulated amortization	Net book value
Customer relationships	30.5 years	$1,346,100	$(63,346)	$1,282,754
Trade name	15 years	15,500	(1,463)	14,037
Technology	6 years	5,000	(1,180)	3,820

Total intangible assets		$1,366,600	$(65,990)	$1,300,610

Amortization expense was $23,523 and $23,290 for the six months ended June 30, 2021 and 2020, respectfully. On the face of the Condensed Consolidated Statements of Operations,

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

amortization of technology-based and trade name intangible assets is included within selling, general and administrative expense, and amortization of customer-based intangible assets are included within cost of services.

Estimated annual amortization expense related to intangible assets as of June 30, 2021 is as follows:

Amount
Remainder of 2021	$24,688
2022	49,374
2023	49,374
2024	49,374
2025	49,027
Thereafter	1,080,551

Total future identified intangible asset amortization	$1,302,388

7.	Goodwill

Unless otherwise required, goodwill is tested for impairment annually in the fourth quarter. The carrying amount of goodwill increased for the six months ended June 30, 2021 related to the Odeza acquisition. There was no impairment of goodwill in the periods presented in 2021 and 2020.

Changes in the carrying amount of goodwill for the six months ended June 30, 2021 were:

Balance at December 31, 2020	$415,110
Acquisitions	42,843

Balance at June 30, 2021	$457,953

8.	Leases

The Company’s accounting policy for leases, including the elections made as part of the adoption of ASC 842 effective January 1, 2019, are outlined in Note 9 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020. The components of lease expense are as follows:

	Six Months Ended June 30,
	2021	2020
Short-term lease cost	$—	$428

Operating lease cost:
Amortization of right-of-use-assets	2,406	851
Interest on lease liabilities	1,428	298

Total operating lease cost	$3,834	$1,149

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

Supplemental cash flow information related to operating leases is as follows:

	Six Months Ended June 30,
	2021	2020
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flows for operating leases	$3,605	$1,138
ROU assets obtained in exchange for lease obligations:
Operating leases	$385	$75,595

Supplemental balance sheet information related to operating leases is as follows:

	June 30, 2021	December 31, 2020
Right of use assets	$72,303	$74,324

Current portion of operating lease liabilities	3,837	4,157
Non-current portion of operating lease liabilities	68,822	70,293

Total operating lease liabilities	$72,659	$74,450

Weighted average remaining lease term (years)	13.78	14.23
Weighted average discount rate	3.87%	3.87%

Commitments related to noncancellable operating leases for each of the next five years and thereafter as of June 30, 2021 are as follows:

Amount
Remainder of 2021	$3,414
2022	6,361
2023	6,459
2024	6,532
2025	6,562
Thereafter	65,206

94,534
Less: Present value discount	(21,875)

Lease liabilities	$72,659

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

9.	Revenue Recognition

Disaggregation of Net Revenue

In the following table, revenue is disaggregated by source of net revenue:

	Six Months Ended June 30,
	2021	2020
End-to-end RCM solutions	$377,887	$225,187
Other solutions	23,193	33,553

	$401,080	$258,740

The Company’s net revenue is presented net of reimbursable expenses. End-to-end RCM solutions is net of reimbursable expenses in the amount of $81,211 and $82,562 for the six months ended June 30, 2021 and 2020, respectively. Other solutions is net of reimbursable expenses in the amount of $650 and $1,250 for the six months ended June 30, 2021 and 2020, respectively.

Contract Balances

The following table provides information about receivables, contracts assets, and contract liabilities from contracts with customers:

	June 30, 2021	December 31, 2020
Accounts receivable (1)	$155,912	$117,261
Contract liabilities, current (deferred revenue) (2)	$29,454	$18,001
Contract liabilities, non-current (deferred revenue) (2)	$3,485	$19,427

(1)	Receivables are included in accounts receivable, net and the balance includes accounts receivable, net—related party.
(2)

In response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), which was signed into law on March 27, 2020, and which authorized the cash distribution of relief funds to healthcare providers. On April 10, 2020, certain clients of the Company began to receive CARES Act Medicare advance payments (Medicare Accelerated and Advanced Payment Programs) from the U.S. Department of Health and Human Services (“advanced payments”). The Company received cash as a percentage of the advanced payments received by its clients. The advance payment will be netted against its client’s future Medicare claims. The Company will recognize revenue in the amount of revenue it would have received as if the cash had been collected.

The Company recognized $4,489 in related party revenue during the six months ended June 30, 2021, which amounts were included in contract liabilities (deferred revenue) at the beginning of the period.

The Company does not disclose information about remaining performance obligations that it expects to recognize in future periods in the following circumstances:

(1) if the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation, and the terms of the

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

consideration relate specifically to the Company’s efforts to transfer, or to a specific outcome from transferring the service;

(2) if the revenue is recognized based upon the amount invoiced or services performed; or

(3) if the original expected duration is one year or less.

All contracts within the deferred revenue balance as of June 30, 2021 and December 31, 2020 met at least one of the criteria above.

10.	Long-Term Debt

In connection with the GGC Acquisition, the Company entered into a credit agreement with a syndicate of banks on August 1, 2019 (the “Credit Agreement”). The Credit Agreement includes a $672,000 seven-year term loan (the “Term Loan”) and a $75,000 five-year revolving commitment (the “Revolver”). Both loans may be a base rate loan or a Eurodollar rate loan plus 3.75%. As of December 31, 2020, the effective interest rate was 3.96% on the Term Loan. No amounts were outstanding on the Revolver. The loans are generally collateralized by all assets and equity interests of the Company.

On February 17, 2021, the Company entered in Amendment No. 1 to the Credit Agreement whereby an incremental term loan of $785,000 was issued (the “Incremental Term Loan”). The terms of the Incremental Term Loan are essentially the same as the Term Loan (together the “Amended Credit Agreement”). The Incremental Term Loan contains the same interest rate and end maturity as the Term Loan with quarterly principal payments increasing to $3,667 until maturity at which time the remaining principal balance is due.

The Amended Credit Agreement was treated as a debt modification. The Company incurred approximately $14,152 in debt issuance costs of which $10,801 was capitalized and is presented net of the long-term debt outstanding. Approximately $23,336 of debt issuance costs were incurred in connection with the transaction on August 1, 2019 and will continue to be deferred as no lenders exited the agreement. These capitalized costs are amortized over the life of the Amended Term Loan and such amortization is included in interest expense. For six months ended June 30, 2021 and 2020, $2,486 and $1,667 of amortization was recognized.

Scheduled maturities of the Company’s long-term debt for each of the next five years and thereafter as of June 30, 2021 are as follows are as follows

Amount
Remainder of 2021	$7,334
2022	14,669
2023	14,669
2024	14,669
2025	14,669
Thereafter	1,375,255

$1,441,265

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

The Amended Credit Agreement contains certain covenants, which, among other things, restrict the Company’s ability to incur additional indebtedness. The Company was in compliance with all covenants during the six months ended June 30, 2021 and 2020, respectively.

11.	Equity-Based Compensation

The Company grants certain key employees and board members Class M profit interest units (the Class M Units) in accordance with the provisions of the Company’s agreement and separate equity award agreements. The Class M Units granted to the Company’s employees vest 20% each year, over five years. Unvested Class M Units immediately vest upon the sale of the Company to a third party including a direct or indirect sale of at least 51% of the Class A Units and/or other equity securities of the Company held directly or indirectly. In the event of a termination, unvested awards will be forfeited. The percentage of vested Class M Units after year one will be determined as of the last day of the most recent quarter ended prior to the termination date. The Company stops recording compensation expense when the Class M Units are forfeited.

On February 17, 2021, the Company amended the Amended and Restated LLC Agreement of Ensemble Health Partners Holdings, LLC (“A&R LLC Agreement”) to authorize a one-time special distribution of $800,000, payable on February 28, 2021 to all Class A (equity unit holders) and Class M unit holders, including unvested Class M Units (the “Special Distribution”). The Special Distribution was made on a pro rata basis in accordance with the value that would be attributable to such unit holders if a sale of the Company (as defined above) were to be completed based upon the enterprise value as determined by the Company’s Board of Directors as of February 17, 2021 based upon a third-party valuation. Amounts received were treated as an advance and will offset and reduce, on a dollar-for-dollar basis, any subsequent distributions that Class A and Class M unit holders will be entitled to in accordance with the A&R LLC Agreement. Since the Special Distribution was treated as a modification for accounting purposes, the Company determined the incremental fair value by comparing the fair value of the Class M units immediately before and after the modification using a Black-Scholes option pricing model as discussed below. The modification did not change the expectation as to which Class M units will ultimately vest nor impact any assumptions other than unit price used to value the Class M units. The modification resulted in additional compensation expense in the amount of $12,219, which will be recorded over the remaining service period, with $1,866 recognized for the six months ended June 30, 2021.

Equity-based compensation expenses related to the Class M Units for the six months ended June 30, 2021 and 2020 were as follows:

	Six Months Ended June 30,
	2021	2020
Cost of services	$630	$131
Selling, general and administrative	$4,029	$1,664

Total compensation expense	$4,659	$1,795

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

As of June 30, 2021 and December 31, 2020, unrecognized compensation expense related to unvested units and their expected weighted-average recognition periods are summarized in the following table (in thousands):

	RSUs
	June 30, 2021	December 31, 2020
Unrecognized equity-based compensation expense	$31,372	$17,200
Weighted-average amortization period	3.7 years	3.9 years

The determination of fair value of the Class M Units on the date of grant using a Black-Scholes option pricing model is affected by an estimate of the Company’s underlying unit value as well as assumptions regarding a number of highly complex and subjective variables disclosed in the table below. These variables include but are not limited to the Company’s expected unit price volatility over the term of the awards and the expected term of the awards. The Company estimates expected unit price volatility using historical data of a peer group of public companies. The discount for lack of marketability is driven by (i) Finnerty’s average-strike put option model and (i) the assumed holding period of 3.5 years. The risk-free rate for the expected term of the awards is based on U.S. Treasury zero-coupon issues at the time of grant. The holding period is the expected period until a major liquidity event is expected to occur. In the case of a liquidity event, outstanding Class M Units will fully vest resulting in the immediate acceleration of compensation expense equal to the unrecognized Unit fair value.

The weighted average assumptions used to value the Class M Units during the periods presented are as follows:

	June 30, 2021	December 31, 2020
Volatility	40.0%	40.0%
Risk free rate	0.46% to 0.5%	0.19% to 0.25%
Holding period	3.5	3.5
Discount for lack of marketability	15.0%	15.0%
Dividend Yield	0.0%	0.0%

The Company’s activity related to the Class M Units for the periods presented was as follows (in thousands except per unit amounts):

	Number of Units	Weighted average grant date fair value per share
Balance at December 31, 2020	100,445	$0.17

Granted	11,008	0.69
Vested	(12,384)	0.43
Forfeited	(2,270)	0.29

Balance at June 30, 2021	96,799	$0.32

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

12.	Earnings Per Unit

Class M Units were not included in the computation of earnings per unit as the performance condition is contingent on a specified event that has not been met at the end of the reporting period. The computation of earnings per unit and weighted average shares of the Company’s Class A Units outstanding for the periods are as follows (in thousands, except per unit data):

	Six Months Ended June 30,
	2021	2020
Net Income	$66,961	$35,240

Weighted average units outstanding—basic and diluted	1,208,196	1,209,395

Net income per unit, basic and diluted	$0.06	$0.03

13.	Segments and Customer Concentrations

The Company has determined that it has a single operating segment in accordance with how its business activities are managed and evaluated. All of the Company’s significant operations are organized around the single business of providing management services of revenue cycle operations for U.S.-based healthcare providers. Accordingly, for purposes of segment disclosures, the Company has only one reportable segment.

BSMH has accounted for a significant portion of the Company’s net revenue for a number of years. For the six months ended June 30, 2021 and 2020, net revenue from BSMH accounted for 51% and 65% of the Company’s total net revenue, respectively. The loss of BSMH as a customer would have a material adverse impact on the Company’s operations.

As of June 30, 2021 and December 31, 2020, the Company had a concentration of credit risk of customers with BSMH accounting for 38% and 46% of accounts receivable, net, respectively. The Company believes there would be a material impact on future operating results should a relationship with BSMH cease.

14.	Related Party Transactions

BSMH holds a minority position in the Company. Effective August 1, 2019, the Company and BSMH entered into an Amended and Restated Master Services Agreement with an initial term of ten years, with automatic renewal terms of up to six years. Pursuant to the agreement, the Company provides RCM services to BSMH hospitals and medical group providers. As part of providing revenue cycle services to BSMH the Company receives a base fee based on total cash collected on BSMH net patient service revenue, net of reimbursable expenses under the terms of the agreement. The Company recognized revenue related to BSMH of $204,470 and $168,199 during the six months ended June 30, 2021 and 2020, respectively. These amounts are included within net revenue in the Condensed Consolidated Statement of Operations and Comprehensive Income. As of June 30, 2021 and December 31, 2020, receivables related to these services were $59,427 and $53,490, respectively, and are included in accounts receivable, net—related party on the accompanying Condensed Consolidated Balance Sheet. As of June 30, 2021 and December 31, 2020, payables related to the reimbursable expenses were $11,395 and $9,265, respectively, and are included in accounts payable—related party on the accompanying Condensed Consolidated Balance Sheet.

Ensemble Health Partners Holdings LLC

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands)

Subsequent to the effective date of Amended and Restated Master Services Agreement, the Company entered into a transition services agreement (“TSA”) with BSMH whereby BSMH continues to provide certain administrative services for an initial period of up to two years. The TSA has since been extended to February 2022. Total charges under the TSA were $547 and $984 for the six months ended June 30, 2021 and 2020, respectively.

In addition to the items above, BSMH and GGC are paid quarterly management fees of $613 and $638, respectively. Fees are payable in advance of the related quarter.

15.	Commitments and Contingencies

Commitments

As of June 30, 2021 and December 31, 2020, $1,441,265 and $663,600 of the principal was outstanding under the Amended Credit Agreement, respectively. See Note 10, Long-Term Debt for more information.

Distribution Payable

The pro rata portion of the Special Distribution (see Note 11, Equity-Based Compensation) allocated to the unvested Class M Units that are not and would not become vested as of August 3, 2021 is retained by the Company until such units become vested. The distribution payable in the amount of $24,684 is recorded in other liabilities, classified between current and non-current. Upon vesting, the amount retained will be paid and distributed to such Class M unit holder. The special distribution was funded with the incremental borrowing as described in Note 10, Long-Term Debt.

Litigation and Claims

The Company is not presently a party to any material litigation or regulatory proceeding and is not aware of any pending or threatened litigation or regulatory proceeding against the Company which, individually or in the aggregate, could have a material adverse effect on its business, operating results, financial condition or cash flows.

16.	Subsequent Events

The Company has evaluated subsequent events through September 1, 2021, which is the date the Consolidated Financial Statements were issued.

             SHARES

ENSEMBLE HEALTH PARTNERS, INC.

Class A common stock

Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Exchange listing fee.

Item	Amount to be paid
SEC registration fee	$
FINRA filing fee
Exchange listing fee
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14. Indemnification of directors and officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with certain of our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent sales of unregistered securities

In connection with the Golden Gate Capital Acquisition, on August 1, 2019, Ensemble Health Partners Holdings, LLC issued and sold in the aggregate 1,206,426,241 Class A Units to our Sponsors and a holding company associated with our management, for aggregate consideration of $1,206,426,241, without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Item 16. Exhibits and financial statement schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement
3.1**	Form of Amended and Restated Certificate of Incorporation of Ensemble Health Partners, Inc., to be effective upon closing of this offering
3.2**	Amended and Restated Bylaws of Ensemble Health Partners, Inc., to be effective upon closing of this offering
4.1**	Form of Class A Common Stock Certificate
5.1*	Opinion of Ropes & Gray LLP
10.1**	Amended and Restated Master Services Agreement, dated as of August 1, 2019 by and between Ensemble RCM, LLC d/b/a Ensemble Health Partners and Bon Secours Mercy Health, Inc.
10.2**	Credit Agreement, dated as of August 1, 2019, among Ensemble RCM, LLC Ensemble Intermediate, LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent and the lenders from time to time party thereto
10.3**	Amendment No. 1 to Credit Agreement, dated as of February 17, 2021, among Ensemble RCM, LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent and the lenders from time to time party thereto
10.4**	Pledge and Security Agreement, dated August 1, 2019, among Ensemble RCM, LLC Ensemble Intermediate, LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent and the lenders from time to time party thereto.
10.5**	Guaranty Agreement, dated August 1, 2019, among Ensemble RCM, LLC Ensemble Intermediate, LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent and the lenders from time to time party thereto.
10.6**	Guaranty Supplement, dated July 12, 2021 among Ensemble RCM, LLC Ensemble Intermediate, LLC, Odeza LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent and the lenders from time to time party thereto.
10.7**	Form of Amended and Restated Ensemble Health Partners Holdings, LLC Operating Agreement
10.8**	Form of Tax Receivable Agreement
10.9**	Form of Registration Rights Agreement
10.10**	Form of Stockholders Agreement
10.11**	Lease Agreement, dated May 21, 2019, among Ensemble RCM LLC d/b/a Ensemble Health Partners and Project Angel, LLC
10.12**	Amendment to Lease, dated January 16, 2020, among Ensemble RCM LLC d/b/a Ensemble Health Partners and Project Angel, LLC
10.13**	Second Amendment to Lease, dated April 20, 2020 among Ensemble RCM LLC d/b/a Ensemble Health Partners and Blue Ash Project Company LLC
10.14**	Lease Agreement, dated September 1, 2019, among Ensemble RCM LLC d/b/a Ensemble Health Partners and Southern Holdings 3, LLC
10.15**	Lease Agreement, dated October 1, 2019, among M/S iNVERTEDi IT Consultancy Private Limited and Ketan Sharma
10.16**	Lease Agreement, dated April 28, 2018, among M/S iNVERTEDi IT Consultancy Private Limited, Sukrit Sood, Rajeev Sood, and Vishnu Bhawan.
10.17**	Lease Agreement, dated March 24, 2016, among Executive Revenue Cycle Partners, LLC d/b/a Ensemble Health Partners and Bank of America, N.A. as Trustee for the Bank of America Pension Plan
10.18**	First Amendment to Lease Agreement, dated February 26, 2018, among Executive Revenue Cycle Partners, LLC d/b/a Ensemble Health Partners and Bank of America, N.A. as Trustee for the Bank of America Pension Plan
21.1**	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, for Ensemble Health Partners Holdings, LLC. (Predecessor Audit)
23.2	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm, for Ensemble Health Partners Holdings, LLC (Successor Audit)
23.3	Consent of PricewaterhouseCoopers LLP, Independent of Registered Public Accounting Firm, for Ensemble Health Partners, Inc.
23.4*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included in the signature pages to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on October 15, 2021.

Ensemble Health Partners, Inc.

By:	/s/ Judson Ivy
Name:	Judson Ivy
Title:	President and Chief Executive Officer

*                *                  *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Judson Ivy Judson Ivy	President and Chief Executive Officer, Director (Principal Executive Officer)	October 15, 2021

/s/ Robert Snead Robert Snead	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 15, 2021

/s/ Gary S. Bryant Gary S. Bryant	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	October 15, 2021

* Steven Shulman	Director	October 15, 2021

* John Starcher	Director	October 15, 2021

* Rishi Chandna	Director	October 15, 2021

* Bernhard Nann	Director	October 15, 2021

* Douglas Ceto	Director	October 15, 2021

* By:	/s/ Judson Ivy
Judson Ivy
As Attorney-in-Fact